Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-156255
DATED JANUARY 30, 2009

PROSPECTUS
1,928,327 Shares

CHS Inc.

8% Cumulative Redeemable Preferred Stock

We are issuing 1,928,327 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $49,943,669.30 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $25.90 which is the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2009 to and including January 30, 2009) or the closing price for one share of the preferred stock on January 23, 2009. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make available for working capital purposes cash that otherwise would be used to redeem those patrons’ equities.

Holders of the preferred stock are entitled to receive cash dividends at the rate of $2.00 per share per year. Dividends are payable quarterly in arrears when, as and if declared on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends payable on the preferred stock are cumulative. The preferred stock is subject to redemption and has the preferences described in this prospectus. The preferred stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

The preferred stock is traded on the NASDAQ Global Select Market under the trading symbol “CHSCP.” On January 23, 2009, the closing price of the preferred stock was $25.90 per share.

Ownership of our preferred stock involves risks.  See “Risk Factors” beginning on page 7.

We expect to issue the preferred stock on or about January 30, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

The date of this prospectus is January 30, 2009.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is current as of the date on the front of this prospectus.

References in this prospectus, and the documents incorporated by reference in this prospectus, to “CHS,” “CHS Cooperatives,” “Cenex Harvest States Cooperatives,” the “Company,” “we,” “our” and “us” refer to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of this prospectus.

All references to “preferred stock” in this prospectus are to our 8% Cumulative Redeemable Preferred Stock unless the context requires otherwise.

PROSPECTUS SUMMARY

The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference in it. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under “Risk Factors” and elsewhere in this prospectus.

CHS Inc.

CHS Inc. (referred to herein as “CHS”, “we” or “us”) is one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their member cooperatives (referred to herein as “members”) across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2008, we had 9,047,780 shares of preferred stock outstanding. We buy commodities from and provide products and services to patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the year ended August 31, 2008, our total revenues were $32.2 billion and net income was $803.0 million.

We operate three business segments: Energy, Ag Business and Processing. Together, our three business segments create vertical integration to link producers with consumers. Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our agronomy joint ventures, grain export joint ventures and other investments. As of September 2007, our Ag Business segment revenues also include sales of crop nutrient products due to the distribution of that business to us from our Agriliance LLC (Agriliance) joint venture. Our Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and through March 2008, an ethanol manufacturing company. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include our insurance, hedging, financing and other service activities related to crop production.

In May 2005, we sold the majority of our Mexican foods business. During the year ended August 31, 2006, we sold all of the remaining assets for proceeds of $4.2 million and a gain of $1.6 million. The operating results of the Mexican foods business are reported as discontinued operations.

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

Our earnings from cooperative business are allocated to members (and to a limited extent to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members, which are not allocated on a patronage basis, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

Energy

We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel fuel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex® brand to member cooperatives and others through a network of approximately 1,650 independent retail sites, of which the majority are convenience stores marketing Cenex® branded fuels.

Ag Business

Agronomy.  Through our year ended August 31, 2007, we conducted our wholesale, and some of our retail, agronomy operations through our 50% ownership interest in Agriliance, in which Land O’Lakes, Inc. (Land O’Lakes) holds the other 50% ownership interest. Prior to September 2007, Agriliance was one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based upon annual sales. Our 50% ownership interest in Agriliance is treated as an equity method investment, and therefore, Agriliance’s revenues and expenses are not reflected in our operating results. On November 30, 2008, our equity investment in Agriliance was $141.6 million.

In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Agriliance continues to exist as a 50-50 joint venture and primarily operates and sells agronomy products on a retail basis. We currently are exploring, with Land O’Lakes, the repositioning options for the remaining portions of the Agriliance retail business.

Due to our 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, each company was entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed us $133.5 million. Land O’Lakes paid us $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on our behalf in the amount of $100.9 million. Values of the distributed assets were determined after the closing and in October 2007, we made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. Land O’Lakes paid us $0.9 million for the final true-up in January 2009.

The distribution of assets we received from Agriliance for the crop nutrients business had a book value of $248.2 million. We recorded 50% of the value of the net assets received at book value due to our ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Values assigned to the net assets acquired totaled $268.7 million.

Our wholesale crop nutrients business sells approximately 6.7 million tons of fertilizer annually, making it one of the largest wholesale fertilizer operations in the United States based on tons sold. Product is either delivered directly to the customer from the manufacturer, or through our 15 inland or river warehouse terminals and other non-owned storage facilities located throughout the country. In addition, our Galveston, Texas deep water port and terminal receives fertilizer by vessel from originations such as the Middle East and Caribbean basin where less expensive natural gas tends to give a price advantage over domestically produced fertilizer. The fertilizer is then shipped by rail to destinations within crop producing regions of the country. Based on fertilizer market data, our wholesale crop nutrients sales account for over 11% of the U.S. market.

The demand for corn by the ethanol industry has increased sales of our products, for which corn is highly dependent.

After a fiscal 2005 initial public offering (IPO) transaction for CF Industries, Inc., a crop nutrients manufacturer and distributor, we held an ownership interest in the post-IPO company named CF Industries Holdings, Inc. (CF) of approximately 3.9% or 2,150,396 shares. During our year ended August 31, 2007, we sold 540,000 shares of our CF stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership in CF to approximately 2.9%. During the year ended August 31, 2008, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting and input seasons. There is also significant volatility in the prices for the crop nutrient products we purchase and that we sell.

Country Operations.  Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies and programs for crop and livestock production. Country operations operates at 376 locations dispersed throughout Minnesota, Iowa, North Dakota, South Dakota, Montana, Nebraska, Kansas, Oklahoma, Colorado, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products, feed and seed to those same producers and others, although not all locations provide every product and service.

Grain Marketing.  We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling almost 1.8 billion bushels annually. During fiscal 2008, we purchased approximately 56% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through joint ventures.

Processing

Our Processing segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by our member producers. These areas are oilseed processing and our joint ventures in wheat milling, foods and renewable fuels.

The Issuance

We are issuing 1,928,327 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $49,943,669.30 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $25.90, which is the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2009 to and including January 30, 2009) or the closing price for one share of the preferred stock on the NASDAQ Global Select Market on January 23, 2009. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make available for working capital purposes cash that otherwise would be used to redeem those patrons’ equities.

Terms of the Preferred Stock

Dividends	Holders of the preferred stock (which include both members and non-member third parties) are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday.

Liquidation Rights	In the event of our liquidation, holders of the preferred stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the preferred stock.

Rank	As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

• any patronage refund;

• any other class or series of our capital stock designated by our Board of Directors as junior to the preferred stock; and

• our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock, rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Redemption at our Option	We may, at our option, redeem the preferred stock, in whole or from time to time in part, for cash at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the preferred stock.

Redemption at the Holder’s Option	In the event of a change in control initiated by our Board of Directors, holders of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of preferred stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. “Change in control” is defined in “Description of the Preferred Stock — Redemption at the Holder’s Option.”

No Exchange or Conversion Rights, No Sinking Fund	The preferred stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property. The preferred stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights	Holders of the preferred stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding preferred stock will be required to approve:

• any amendment to our articles of incorporation or the resolutions establishing the terms of the preferred stock if the amendment adversely affects the rights or preferences of the preferred stock; or

• the creation of any class or series of equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS.

No Preemptive Rights	Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Trading	The preferred stock is listed on the NASDAQ Global Select Market under the symbol “CHSCP.”

Comparison of Rights	Holders of the preferred stock have different rights from those of holders of patrons’ equities. See “Comparison of Rights of Holders of Patrons’ Equities and Rights of Holders of Preferred Stock” below.

Risk Factors	Ownership of our preferred stock involves risks. See “Risk Factors” on page 7.

Selected Consolidated Financial Data

The selected consolidated financial information below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial data for the three months ended November 30, 2008 and 2007 and the years ended August 31, 2008, 2007 and 2006 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. In May 2005, we sold the majority of our Mexican foods business and have recorded the Mexican foods business as discontinued operations. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Consolidated Financial Data

	Three Months Ended November 30,				Years Ended August 31,
	2008		2007		2008		2007		2006		2005		2004
	(Unaudited)		(Unaudited)
	(Dollars in thousands)

Income Statement Data:
Revenues	$7,733,919		$6,525,386		$32,167,461		$17,215,992		$14,383,835		$11,926,962		$10,969,081
Cost of goods sold	7,413,412		6,210,749		30,993,899		16,129,233		13,540,285		11,438,473		10,525,746

Gross profit	320,507		314,637		1,173,562		1,086,759		843,550		488,489		443,335
Marketing, general and administrative	87,741		66,459		329,965		245,357		231,238		199,354		202,455

Operating earnings	232,766		248,178		843,597		841,402		612,312		289,135		240,880
Loss (gain) on investments	54,976		(94,948)		(29,193)		(20,616)				(13,013)		(14,666)
Gain on legal settlements													(692)
Interest, net	20,175		13,537		76,460		31,098		41,305		41,509		42,758
Equity income from investments	(20,723)		(31,190)		(150,413)		(109,685)		(84,188)		(95,742)		(79,022)
Minority interests	22,182		22,979		72,160		143,214		91,079		49,825		34,184

Income from continuing operations before income taxes	156,156		337,800		874,583		797,391		564,116		306,556		258,318
Income taxes	18,905		36,900		71,538		40,668		59,350		34,153		30,108

Income from continuing operations	137,251		300,900		803,045		756,723		504,766		272,403		228,210
(Income) loss on discontinued operations, net of taxes									(625)		16,810		5,909

Net income	$137,251		$300,900		$803,045		$756,723		$505,391		$255,593		$222,301

Balance Sheet Data (at end of period):
Working capital	$1,777,865		$1,265,415		$1,738,600		$821,878		$848,344		$766,807		$500,315
Net property, plant and equipment	1,970,357		1,836,372		1,948,305		1,728,171		1,476,239		1,359,535		1,249,655
Total assets	8,837,725		8,438,759		8,771,978		6,754,373		4,994,166		4,748,654		4,047,710
Long-term debt, including current maturities	1,168,377		1,071,514		1,194,855		688,321		744,745		773,074		683,818
Total equities	3,017,914		2,602,172		2,955,686		2,475,455		2,053,466		1,778,879		1,643,491
Ratio of earnings to fixed charges and preferred dividends(1)	6.7	x	11.5	x	7.4	x	10.1	x	8.3	x	4.7	x	4.5x

(1)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

RISK FACTORS

You should be aware that ownership of our preferred stock involves risks. In consultation with your own financial and legal advisers, you should carefully consider the following discussion of risks that we believe to be significant, together with the other information contained or incorporated by reference in this prospectus, including the section entitled “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and the notes to them. The value of any preferred stock that you own may decline and you could lose the entire value of your preferred stock.

Risks Related to our Operations

Our revenues and operating results could be adversely affected by changes in commodity prices.

Our revenues, earnings and cash flows are affected by market prices for commodities such as crude oil, natural gas, fertilizer, grain, oilseed, flour, and crude and refined vegetable oils. Commodity prices generally are affected by a wide range of factors beyond our control, including weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies, and general political and economic conditions. We are also exposed to fluctuating commodity prices as the result of our inventories of commodities, typically grain, fertilizer and petroleum products, and purchase and sale contracts at fixed or partially fixed prices. At any time, our inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial. In addition, we are exposed to the risk of nonperformance by counterparties to contracts. Risk of nonperformance by counterparties includes the inability to perform because of a counterparty’s financial condition and also the risk that the counterparty will refuse to perform a contract during a period of price fluctuations where contract prices are significantly different than the current market prices. Subsequent to our year ended August 31, 2008, the market prices of our input products have significantly decreased, thereby increasing the risk of nonperformance by counterparties. Increases in market prices for commodities that we purchase without a corresponding increase in the prices of our products or our sales volume or a decrease in our other operating expenses could reduce our revenues and net income.

In our energy operations, profitability depends largely on the margin between the cost of crude oil that we refine and the selling prices that we obtain for our refined products. Although the prices for crude oil reached historical highs during 2008, the prices for both crude oil and for gasoline, diesel fuel and other refined petroleum products have decreased significantly during the three months ended November 30, 2008 and fluctuate widely. Factors influencing these prices, many of which are beyond our control, include:

•	levels of worldwide and domestic supplies;

•	capacities of domestic and foreign refineries;

•	the ability of the members of the Organization of Petroleum Exporting Countries (OPEC) to agree to and maintain oil price and production controls, and the price and level of foreign imports;

•	disruption in supply;

•	political instability or armed conflict in oil-producing regions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity; and

•	domestic and foreign governmental regulations and taxes.

The long-term effects of these and other conditions on the prices of crude oil and refined petroleum products are uncertain and ever-changing. Increases in crude oil prices without a corresponding increase in the prices of our refined petroleum products could reduce our net income. Accordingly, we expect our margins on, and the profitability of, our energy business to fluctuate, possibly significantly, over time.

Our operating results could be adversely affected if our members were to do business with others rather than with us.

  We do not have an exclusive relationship with our members and our members are not obligated to supply us with their products or purchase products from us. Our members often have a variety of distribution outlets and product sources available to them. If our members were to sell their products to other purchasers or purchase products from other sellers, our revenues would decline and our results of operations could be adversely affected.

We participate in highly competitive business markets in which we may not be able to continue to compete successfully.

  We operate in several highly competitive business segments and our competitors may succeed in developing new or enhanced products that are better than ours, and may be more successful in marketing and selling their products than we are with ours. Competitive factors include price, service level, proximity to markets, product quality and marketing. In some of our business segments, such as Energy, we compete with companies that are larger, better known and have greater marketing, financial, personnel and other resources. As a result, we may not be able to continue to compete successfully with our competitors.

Changes in federal income tax laws or in our tax status could increase our tax liability and reduce our net income.

  Current federal income tax laws, regulations and interpretations regarding the taxation of cooperatives, which allow us to exclude income generated through business with or for a member (patronage income) from our taxable income, could be changed. If this occurred, or if in the future we were not eligible to be taxed as a cooperative, our tax liability would significantly increase and our net income significantly decrease.

We incur significant costs in complying with applicable laws and regulations. Any failure to make the capital investments necessary to comply with these laws and regulations could expose us to financial liability.

  We are subject to numerous federal, state and local provisions regulating our business and operations and we incur and expect to incur significant capital and operating expenses to comply with these laws and regulations. We may be unable to pass on those expenses to customers without experiencing volume and margin losses. For example, capital expenditures for upgrading our refineries, largely to comply with regulations requiring the reduction of sulfur levels in refined petroleum products, were completed in fiscal 2006. We incurred capital expenditures from fiscal 2003 through 2006 related to these upgrades of $88.1 million for our Laurel, Montana refinery and $328.7 million for the National Cooperative Refinery Association’s (NCRA) McPherson, Kansas refinery. The Environmental Protection Agency has passed a regulation that requires the reduction of the benzene level in gasoline to be less than 0.62% volume by January 1, 2011. As a result of this regulation, our refineries will incur capital expenditures to reduce the current gasoline benzene levels to the regulated levels. We anticipate the combined capital expenditures for the Laurel and NCRA refineries to be approximately $130 million, for which $73 million is included in budgeted capital expenditures for fiscal 2009.

  We establish reserves for the future cost of known compliance obligations, such as remediation of identified environmental issues. However, these reserves may prove inadequate to meet our actual liability. Moreover, amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of currently unknown compliance issues may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. Furthermore, our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies including fines and injunctions, and recalls of our products.

Environmental liabilities could adversely affect our results and financial condition.

  Many of our current and former facilities have been in operation for many years and, over that time, we and other operators of those facilities have generated, used, stored and disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws, including liquid fertilizers, chemicals and fuels stored in underground and above-ground tanks. Any past or future actions in violation of applicable environmental laws could subject us to administrative penalties, fines and injunctions. Moreover, future or unknown past releases of hazardous substances could subject us to private lawsuits claiming damages and to adverse publicity. Liabilities, including legal costs, related to remediation of contaminated properties are not recognized until the related costs are considered probable and can be reasonably estimated.

Actual or perceived quality, safety or health risks associated with our products could subject us to liability and damage our business and reputation.

  If any of our food or feed products became adulterated or misbranded, we would need to recall those items and could experience product liability claims if consumers were injured as a result. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time or a loss of consumer confidence in our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. In addition, general public perceptions regarding the quality, safety or health risks associated with particular food or feed products, such as concerns regarding genetically modified crops, could reduce demand and prices for some of the products associated with our businesses. To the extent that consumer preferences evolve away from products that our members or we produce for health or other reasons, such as the growing demand for organic food products, and we are unable to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

Our operations are subject to business interruptions and casualty losses; we do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

  Our operations are subject to business interruptions due to unanticipated events such as explosions, fires, pipeline interruptions, transportation delays, equipment failures, crude oil or refined product spills, inclement weather and labor disputes. For example:

•	our oil refineries and other facilities are potential targets for terrorist attacks that could halt or discontinue production;

•	our inability to negotiate acceptable contracts with unionized workers in our operations could result in strikes or work stoppages;

•	the significant inventories that we carry or the facilities we own could be damaged or destroyed by catastrophic events, extreme weather conditions or contamination; and

•	an occurrence of a pandemic flu or other disease affecting a substantial part of our workforce or our customers could cause an interruption in our business operations, the effects of which could be significant.

We maintain insurance coverage against many, but not all potential losses or liabilities arising from these operating hazards, but uninsured losses or losses above our coverage limits are possible. Uninsured losses and liabilities arising from operating hazards could have a material adverse effect on our financial position or results of operations.

Our cooperative structure limits our ability to access equity capital.

  As a cooperative, we may not sell common stock in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% of any preferred stock that we may issue. These limitations restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

Consolidation among the producers of products we purchase and customers for products we sell could adversely affect our revenues and operating results.

  Consolidation has occurred among the producers of products we purchase, including crude oil, fertilizer and grain, and it is likely to continue in the future. Consolidation could increase the price of these products and allow suppliers to negotiate pricing, supply availability and other contract terms that are less favorable to us. Consolidation also may increase the competition among consumers of these products to enter into supply relationships with a smaller number of producers resulting in potentially higher prices for the products we purchase.

Consolidation among purchasers of our products and in wholesale and retail distribution channels has resulted in a smaller customer base for our products and intensified the competition for these customers. For example, ongoing consolidation among distributors and brokers of food products and food retailers has altered the buying patterns of these businesses, as they have increasingly elected to work with product suppliers who can meet their needs nationwide rather than just regionally or locally. If these distributors, brokers and retailers elect not to purchase our products, our sales volumes, revenues and profitability could be significantly reduced.

  In the fertilizer market, consolidation at both the producer and customer level increases the threat of direct sales from the producer to the consumer.

If our customers choose alternatives to our refined petroleum products our revenues and profits may decline.

  Numerous alternative energy sources currently under development could serve as alternatives to our gasoline, diesel fuel and other refined petroleum products. If any of these alternative products become more economically viable or preferable to our products for environmental or other reasons, demand for our energy products would decline. Demand for our gasoline, diesel fuel and other refined petroleum products also could be adversely affected by increased fuel efficiencies.

Operating results from our agronomy business could be volatile and are dependent upon certain factors outside of our control.

  Planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs, grain prices and the perception held by the producer of demand for production. Weather conditions during the spring planting season and early summer spraying season also affect agronomy product volumes and profitability.

Technological improvements in agriculture could decrease the demand for our agronomy and energy products.

  Technological advances in agriculture could decrease the demand for crop nutrients, energy and other crop input products and services that we provide. Genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could affect the demand for our crop nutrients and crop protection products. Demand for fuel that we sell could decline as technology allows for more efficient usage of equipment.

We operate some of our business through joint ventures in which our rights to control business decisions are limited.

  Several parts of our business, including in particular, portions of our grain marketing, wheat milling, foods and renewable fuels operations, are operated through joint ventures with third parties. By operating a business through a joint venture, we have less control over business decisions than we have in our wholly-owned or majority-owned businesses. In particular, we generally cannot act on major business initiatives in our joint ventures without the consent of the other party or parties in those ventures.

Risks Related to the Preferred Stock

The preferred stock may not continue to qualify for listing on the NASDAQ Global Select Market.

  Although the preferred stock is listed on the NASDAQ Global Select Market, it may not continue to qualify for listing. For example, we may be unable to satisfy the requirements regarding “independent” directors as now or subsequently in effect. If our preferred stock were delisted, the liquidity of the market for the preferred stock could be reduced, possibly significantly.

The trading market for the preferred stock may not be maintained, which may limit your ability to resell your shares.

  The trading market for the preferred stock may not be maintained or provide any significant liquidity. If you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all.

If you are able to resell your preferred stock, many factors may affect the price you receive, which may be lower than you believe to be appropriate.

  As with other publicly traded securities, many factors could affect the market price of our preferred stock. In addition to those factors relating to CHS and the preferred stock described elsewhere in this “Risk Factors” section and elsewhere in this prospectus, the market price of our preferred stock could be affected by conditions in and perceptions of agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

Furthermore, U.S. stock markets have experienced price and volume volatility that has affected many companies’ stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate. The trading price for the preferred stock may at any time be less than its issue price pursuant to this prospectus or its liquidation value.

Issuances of substantial amounts of preferred stock could adversely affect the market price of our preferred stock.

  From time to time in the future, we expect to again issue shares of preferred stock to our members in redemption of a portion of their patrons’ equities or other equity securities and may do so as frequently as annually. We expect these shares to be freely tradeable upon issuance to our members, and some or all members who receive preferred stock may seek to sell their shares in the public market. Furthermore, from time to time we may sell additional shares of preferred stock to the public. Future issuances or sales of our preferred stock or the availability of our preferred stock for sale may adversely affect the market price for our preferred stock or our ability to raise capital by offering equity securities.

The terms of the preferred stock are fixed and changes in market conditions, including market interest rates, may decrease the market price for the preferred stock.

  The terms of the preferred stock, such as the 8% dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for the preferred stock.

You will have limited voting rights.

  As a holder of the preferred stock, you will be entitled to vote only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the preferred stock if the amendment, alteration or repeal would adversely affect the rights or preferences of the preferred stock or that would create a series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions, and other amendments to our articles of incorporation that would not adversely affect the rights and preferences of the preferred stock.

Payment of dividends on the preferred stock is not guaranteed.

  Although dividends on the preferred stock accumulate, our Board of Directors must approve the actual payment of those dividends. Our Board of Directors can elect at any time or from time to time, and for an indefinite duration, not to pay the accumulated dividends. Our Board of Directors could do so for any reason, including the following:

•	unanticipated cash requirements;

•	the need to make payments on our indebtedness;

•	concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or

•	determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

We can redeem the preferred stock at our discretion, which redemption may be at a price less than its market price and may limit the trading price for the preferred stock.

  We have the option of redeeming your shares at any time for $25.00 per share plus any accumulated and unpaid dividends. If we redeem your shares, the redemption price may be less than the price you might receive if you were to sell your shares in the open market. In addition, the fact that the shares are redeemable may limit the price at which they trade.

The amount of your liquidation preference or redemption payment is fixed and you will have no right to receive any greater payment regardless of the circumstances.

  The payment due upon a liquidation or redemption is fixed at $25.00 per share plus accumulated and unpaid dividends. If we have value remaining after payment of this amount, you will have no right to participate in that value. If the market price for our preferred stock is greater than the redemption price, you will have no right to receive the market price from us upon liquidation or redemption.

Your liquidation rights will be subordinate to those of holders of our indebtedness and of any senior equity securities we have issued or may issue in the future and may be subject to the equal rights of other equity securities.

  There are no restrictions in the terms of the preferred stock on our ability to incur indebtedness. We can also, with the consent of holders of two-thirds of the outstanding preferred stock, issue preferred equity securities that are senior with respect to liquidation payments to the preferred stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our preferred stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank on a parity with the preferred stock as to liquidation preferences and any amounts remaining after the payment of senior securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount due you.

USE OF PROCEEDS

The shares of preferred stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem $49,943,669.30 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. See “Membership and Authorized Capital — Patrons’ Equities” for a discussion of patrons’ equities and our redemption of them. There will not be any cash proceeds from the issuance of preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make available for working capital purposes cash that otherwise would be used to redeem those patrons’ equities.

BUSINESS

We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their member cooperatives (referred to herein as “members”) across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2008, we had 9,047,780 shares of preferred stock outstanding. We buy commodities from and provide products and services to patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the year ended August 31, 2008, our total revenues were $32.2 billion and net income was $803.0 million.

We operate three business segments: Energy, Ag Business and Processing. Together, our three business segments create vertical integration to link producers with consumers. Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our agronomy joint ventures, grain export joint ventures and other investments. As of September 2007, our Ag Business segment revenues also include sales of crop nutrient products due to the distribution of that business to us from our Agriliance joint venture. Our Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and through March 2008, an ethanol manufacturing company. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include our insurance, hedging, financing and other service activities related to crop production.

In May 2005, we sold the majority of our Mexican foods business. During the year ended August 31, 2006, we sold all of the remaining assets for proceeds of $4.2 million and a gain of $1.6 million. The operating results of the Mexican foods business are reported as discontinued operations.

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

Our earnings from cooperative business are allocated to members (and to a limited extent to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members, which are not allocated on a patronage basis, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

The following table presents a summary of our primary subsidiary holdings and equity investments for each of our business segments at November 30, 2008:

			CHS	Income
Business Segment	Entity Name	Business Activity	Ownership%	Recognition

Energy	National Cooperative Refinery Association	Petroleum refining	74.5%	Consolidated
	Provista Renewable Fuels Marketing, LLC	Ethanol marketing	100%	Consolidated
	Front Range Pipeline, LLC	Crude oil transportation	100%	Consolidated
	Cenex Pipeline, LLC	Finished product transportation	100%	Consolidated
Ag Business	Agriliance LLC	Retail distribution of agronomy products	50%	Equity Method
	CHS do Brasil Ltda.	Soybean procurement in Brazil	100%	Consolidated
	United Harvest, LLC	Grain exporter	50%	Equity Method
	TEMCO, LLC	Grain exporter	50%	Equity Method
	Multigrain A.G.	Grain procurement and production farmland in Brazil	39.4%	Equity Method
	CHS Europe SA	Grain merchandising in Europe	100%	Consolidated
	LLC CHS Ukraine	Grain procurement and merchandising in Ukraine	100%	Consolidated
Processing	Horizon Milling, LLC	Wheat milling in U.S.	24%	Equity Method
	Horizon Milling General Partnership	Wheat milling in Canada	24%	Equity Method
	Ventura Foods, LLC	Food manufacturing	50%	Equity Method
Corporate and Other	Country Hedging, Inc.	Risk management products broker	100%	Consolidated
	Ag States Agency, LLC	Insurance agency	100%	Consolidated
	Impact Risk Solutions, LLC	Insurance brokerage	100%	Consolidated
	Cofina Financial, LLC	Finance company	100%	Consolidated

Our international sales information and segment information in Notes 3 and 13 of the Notes to Consolidated Financial Statements, as well as the Selected Consolidated Financial Data section of this prospectus, are incorporated by reference into the following business segment descriptions.

The business segment financial information presented below may not represent the results that would have been obtained had the relevant business segment been operated as an independent business due to efficiencies in scale, corporate cost allocations and intersegment activity.

ENERGY

Overview

We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel fuel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex® brand to member cooperatives and others through a network of approximately 1,650 independent retail sites, of which the majority are convenience stores marketing Cenex® branded fuels.

Operations

Laurel Refinery.  Our Laurel, Montana refinery processes medium and high sulfur crude oil into refined petroleum products that primarily include gasoline, diesel fuel and asphalt. Our Laurel refinery sources approximately 92% of its crude oil supply from Canada, with the balance obtained from domestic sources, and we have access to Canadian and northwest Montana crude through our wholly-owned Front Range Pipeline,

LLC and other common carrier pipelines. Our Laurel refinery also has access to Wyoming crude via common carrier pipelines from the south.

Our Laurel facility processes approximately 55,000 barrels of crude oil per day to produce refined products that consist of approximately 47% gasoline, 42% diesel fuel and other distillates, and 11% asphalt and other products. During fiscal 2005, our Board of Directors approved the installation of a coker unit at Laurel, along with other refinery improvements, which allows us to extract a greater volume of high value gasoline and diesel fuel from a barrel of crude oil and less relatively low value asphalt. The project became operational in April 2008, and has a total cost of $418.0 million. Refined fuels produced at Laurel are available via the Yellowstone Pipeline to western Montana terminals and to Spokane and Moses Lake, Washington, south via common carrier pipelines to Wyoming terminals and Denver, Colorado, and east via our wholly-owned Cenex Pipeline, LLC to Glendive, Montana, and Minot and Fargo, North Dakota. Primarily during fiscal 2008, we incurred approximately $25 million in capital expenditures to construct two product terminals, one of which is tied into the Yellowstone Pipeline. Both new terminals are complete and include rail capabilities. These investments were undertaken to preserve our long-term ability to participate in western U.S. markets.

McPherson Refinery.  The McPherson, Kansas refinery is owned and operated by NCRA, of which we own approximately 74.5%. The McPherson refinery processes approximately 85% low and medium sulfur crude oil and 15% heavy sulfur crude oil into gasoline, diesel fuel and other distillates, propane and other products. NCRA sources its crude oil through its own pipelines as well as common carrier pipelines. The low and medium sulfur crude oil is sourced from Kansas, Oklahoma and Texas, and the heavy sulfur crude oil is sourced from Canada.

The McPherson refinery processes approximately 80,000 barrels of crude oil per day to produce refined products that consist of approximately 53% gasoline, 40% diesel fuel and other distillates, and 7% propane and other products. Approximately 32% of the refined fuels are loaded into trucks at the McPherson refinery or shipped via NCRA’s proprietary products pipeline to its terminal in Council Bluffs, Iowa. The remaining refined fuel products are shipped to other markets via common carrier pipelines.

Provista Renewable Fuels Marketing, LLC.  In fiscal 2006, we acquired a 50% ownership interest in an ethanol and biodiesel marketing and distribution company, Provista Renewable Fuels Marketing, LLC, (Provista) formerly known as United BioEnergy Fuels, LLC. In fiscal 2008, we acquired the remaining 50% ownership interest from US BioEnergy Corporation (US BioEnergy), prior to its merger with VeraSun Energy Corporation (VeraSun). Provista contracts with ethanol and biodiesel production plants to market and distribute their finished products. During fiscal 2008, total volumes were 525 million gallons of ethanol. Provista has been consolidated within our financial statements since fiscal 2006.

Other Energy Operations.  We own and operate a propane terminal, four asphalt terminals, seven refined product terminals and three lubricants blending and packaging facilities. We also own and lease a fleet of liquid and pressure trailers and tractors, which are used to transport refined fuels, propane, anhydrous ammonia and other products.

Products and Services

Our Energy segment produces and sells (primarily wholesale) gasoline, diesel fuel, propane, asphalt, lubricants and other related products and provides transportation services. We obtain the petroleum products that we sell from our Laurel and McPherson refineries, and from third parties. Over the past two years, we have obtained approximately 55% of the petroleum products we sell from our Laurel and McPherson refineries, and approximately 45% from third parties.

Sales and Marketing; Customers

We make approximately 73% of our refined fuel sales to members, with the balance sold to non-members. Sales are made wholesale to member cooperatives and through a network of independent retailers that operate convenience stores under the Cenex/Ampride tradename. We sold approximately 1.3 billion gallons of gasoline and approximately 1.5 billion gallons of diesel fuel in fiscal 2008. We also blend, package and wholesale auto and farm machinery lubricants to both members and non-members. In fiscal 2008, our lubricants operations sold approximately 22 million gallons of lube oil. We are one of the nation’s largest propane wholesalers based on revenues. In fiscal 2008, our propane operations sold approximately 546 million gallons of propane. Most of the propane sold in rural areas is for heating and agricultural usage. Annual sales volumes of propane vary greatly depending on weather patterns and crop conditions.

Industry; Competition

Regulation.  Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on our Energy segment. Our Energy segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency (EPA), the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject us (and, in the case of the McPherson refinery, NCRA) to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we and NCRA are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on capital expenditures, earnings or competitive position, of either us or NCRA.

Like many other refineries, our Energy segment’s refineries recently focused their capital spending on reducing pollution emissions and at the same time increasing production to help pay for those expenditures. In particular, our refineries have completed work to comply with the EPA low sulfur fuel regulations that were required by 2006, which are intended to lower the sulfur content of gasoline and diesel fuel. We incurred capital expenditures from fiscal 2003 through 2006 related to this compliance of $88.1 million for our Laurel, Montana refinery and $328.7 million for NCRA’s McPherson, Kansas refinery. The EPA has passed a regulation that requires the reduction of the benzene level in gasoline to be less than 0.62% volume by January 1, 2011. As a result of this regulation, our refineries will incur capital expenditures to reduce the current gasoline benzene levels to the regulated levels. We anticipate the combined capital expenditures for the Laurel and NCRA refineries to be approximately $130 million, for which $73 million is included in budgeted capital expenditures for fiscal 2009.

The petroleum business is highly cyclical. Demand for crude oil and energy products is driven by the condition of local and worldwide economies, local and regional weather patterns and taxation relative to other energy sources, which can significantly affect the price of refined fuel products. Most of our energy product market is located in rural areas, so sales activity tends to follow the planting and harvesting cycles. More fuel-efficient equipment, reduced crop tillage, depressed prices for crops, weather conditions and government programs which encourage idle acres, may all reduce demand for our energy products.

Competition.  The petroleum refining and wholesale fuels business is very competitive. Among our competitors are some of the world’s largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. We also compete with smaller domestic refiners and marketers in the midwestern and northwestern United States, with foreign refiners who import products into the United States and with producers and marketers in other industries supplying other forms of energy and fuels to consumers. Given the commodity nature of the end products, profitability in the refining and marketing industry depends largely on margins, as well as operating efficiency, product mix, and costs of product distribution and transportation. The retail gasoline market is highly competitive, with much larger competitors that have greater brand recognition and distribution outlets throughout the country and the world. Our owned and non-owned retail outlets are located primarily in the northwestern, midwestern and southern United States.

We market refined fuels, motor gasoline and distillate products in five principal geographic areas. The first area includes the Midwest and Northern Plains. Competition at the wholesale level in this area includes the major oil companies ConocoPhillips, Valero and Citgo, independent refiners including Flint Hills

Resources and Growmark, Inc., and wholesale brokers/suppliers including Western Petroleum Company. This area has a robust spot market and is influenced by the large refinery center along the gulf coast.

To the east of the Midwest and Northern Plains is another unique marketing area. This area centers around Chicago, Illinois and includes eastern Wisconsin, Illinois and Indiana. CHS principally competes with the major oil companies Marathon, BP Amoco and ExxonMobil, independent refineries including Flint Hills Resources and Growmark, Inc., and wholesale brokers/suppliers including U.S. Oil.

Another market area is located south of Chicago, Illinois. Most of this area includes Arkansas, Missouri and the northern part of Texas. Competition in this area includes the major oil companies Valero and ExxonMobil, and independent refiners including Lion. This area is principally supplied from the Gulf coast refinery center and is also driven by a strong spot market that reacts quickly to changes in the international and national supply balance.

Another geographic area includes Montana, western North Dakota, Wyoming, Utah, Idaho, Colorado and western South Dakota. Competition at the wholesale level in this area include the major oil companies ExxonMobil and ConocoPhillips, and independent refiners including Frontier Refining and Sinclair. This area is also noted for being fairly well balanced in demand and supply, but is typically influenced by Canadian refined fuels moving into the U.S. through terminals in Canada and by rail from independent Canadian refiners.

The last area includes much of Washington and Oregon. We compete with the major oil companies Tesoro, BP Amoco and Chevron in this area. This area is also known for volatile prices and an active spot market.

Summary Operating Results

Summary operating results and identifiable assets for our Energy segment for the three months ended November 30, 2008 and 2007 and the years ended August 31, 2008, 2007 and 2006 are shown below:

	Three Months Ended November 30,		Years Ended August 31,
	2008	2007	2008	2007	2006
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$2,550,552	$2,521,688	$11,499,814	$8,105,067	$7,414,361
Cost of goods sold	2,328,652	2,374,735	11,027,459	7,264,180	6,804,454

Gross profit	221,900	146,953	472,355	840,887	609,907
Marketing, general and administrative	27,832	22,566	111,121	94,939	82,867

Operating earnings	194,068	124,387	361,234	745,948	527,040
Gain on investments	(15,748)	(17)	(35)
Interest, net	4,195	(5,846)	(5,227)	(6,106)	6,534
Equity income from investments	(1,236)	(1,163)	(5,054)	(4,468)	(3,840)
Minority interests	22,165	22,921	71,805	143,230	91,588

Income before income taxes	$184,692	$108,492	$299,745	$613,292	$432,758

Intersegment revenues	$(84,030)	$(77,964)	$(322,522)	$(228,930)	$(242,430)

Total identifiable assets — at end of period	$2,987,219	$2,732,125	$3,216,852	$2,797,831	$2,215,800

AG BUSINESS

Our Ag Business segment includes agronomy, country operations and grain marketing.

Agronomy

Overview

Through our year ended August 31, 2007, we conducted our wholesale, and some of our retail, agronomy operations through our 50% ownership interest in Agriliance, in which Land O’Lakes holds the other 50% ownership interest. Prior to September 2007, Agriliance was one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based upon annual sales. Our 50% ownership interest in Agriliance is treated as an equity method investment, and therefore, Agriliance’s revenues and expenses are not reflected in our operating results. On November 30, 2008, our equity investment in Agriliance was $141.6 million.

In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Agriliance continues to exist as a 50-50 joint venture and primarily operates and sells agronomy products on a retail basis. We currently are exploring, with Land O’Lakes, the repositioning options for the remaining portions of the Agriliance retail business.

Due to our 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, each company was entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed us $133.5 million. Land O’Lakes paid us $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on our behalf in the amount of $100.9 million. Values of the distributed assets were determined after the closing and in October 2007, we made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. Land O’Lakes paid us $0.9 million for the final true-up in January 2009.

The distribution of assets we received from Agriliance for the crop nutrients business had a book value of $248.2 million. We recorded 50% of the value of the net assets received at book value due to our ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Values assigned to the net assets acquired totaled $268.7 million.

After a fiscal 2005 IPO transaction for CF Industries, Inc., a crop nutrients manufacturer and distributor, we held an ownership interest in the post-IPO company named CF of approximately 3.9% or 2,150,396 shares. During our year ended August 31, 2007, we sold 540,000 shares of our CF stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership in CF to approximately 2.9%. During the year ended August 31, 2008, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting and input seasons. There is also significant volatility in the prices for the crop nutrient products we purchase and that we sell.

Operations

Our wholesale crop nutrients business sells approximately 6.7 million tons of fertilizer annually, making it one of the largest wholesale fertilizer operations in the United States based on tons sold. Product is either delivered directly to the customer from the manufacturer, or through our 15 inland or river warehouse terminals and other non-owned storage facilities located throughout the country. In addition, our Galveston, Texas deep water port and terminal receives fertilizer by vessel from originations such as the Middle East and Caribbean basin where less expensive natural gas tends to give a price advantage over domestically produced fertilizer. The fertilizer is then shipped by rail to destinations within crop producing regions of the country. Based on fertilizer market data, our wholesale crop nutrients sales account for over 11% of the U.S. market.

The demand for corn by the ethanol industry has increased sales of our products, for which corn is highly dependent.

Primary suppliers for our wholesale crop nutrients business include CF, Potash Corporation of Saskatchewan, Mosaic, Koch Industries, Yara, PIC (Kuwait) and Sabic America. During the year ended August 31, 2008, CF was the largest supplier of crop nutrients to us.

Products and Services

Our wholesale crop nutrients business sells nitrogen, phosphorus, potassium and sulfate based products. During the year ended August 31, 2008, the primary crop nutrients products purchased by us were urea, potash, UAN, phosphates and ammonia.

Sales and Marketing; Customers

Our wholesale crop nutrients business sells product to approximately 2,100 local retailers from New York to the west coast and from the Canadian border south to Texas. Our largest customers include Agriliance retail operations and our own country operations business, also included in our Ag Business segment. During the year ended August 31, 2008, our wholesale crop nutrients sales were $2.9 billion, with less than 10% of those sales made to Agriliance or to our country operations business. Many of the customers of our crop nutrients business are also customers of our Energy segment or suppliers to our grain marketing business.

Industry; Competition

Regulation.  Our wholesale crop nutrients operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  The wholesale distribution of crop nutrients products is highly competitive and dependent upon relationships with local cooperatives and private retailers, proximity to the customer and competitive pricing. We compete with other large agronomy distributors, as well as other regional or local distributors, retailers and manufacturers.

Major competitors in crop nutrients distribution include Koch Industries, Agrium, Terra Industries and a variety of traders and brokers.

Country Operations

Overview

Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies and programs for crop and livestock production. Country operations operates at 376 locations dispersed throughout Minnesota, Iowa, North Dakota, South Dakota, Montana, Nebraska, Kansas, Oklahoma, Colorado, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products, feed and seed to those same producers and others, although not all locations provide every product and service.

Products and Services

Grain Purchasing.  We are one of the largest country elevator operators in North America based on revenues. Through a majority of our elevator locations, our country operations business purchases grain from member and non-member producers and other elevators and grain dealers. Most of the grain purchased is either sold through our grain marketing operations or used for local feed and processing operations. For the year ended August 31, 2008, country operations purchased approximately 427 million bushels of grain, primarily wheat (176 million bushels), corn (144 million bushels) and soybeans (60 million bushels). Of these bushels, 391 million were purchased from members and 312 million were sold through our grain marketing operations.

Other Products.  Our country operations business manufactures and sells other products, both directly and through ownership interests in other entities. These include seed, crop nutrients, crop protection products, energy products, animal feed, animal health products and processed sunflowers. We sell agronomy products at 212 locations, feed products at 132 locations and energy products at 137 locations.

Industry; Competition

Regulation.  Our country operations business is subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Our country operations business is also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the United Sates Food and Drug Administration (FDA), and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of feed and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  We compete primarily on the basis of price, services and patronage. Competitors for the purchase of grain include Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill), local cooperatives and smaller private grain companies and processors at the majority of our locations in our trade territory, as previously defined in the “Overview.” In addition, Columbia Grain is also our competitor in Montana and North Dakota.

Competitors for our farm supply businesses include Cargill, Agrium, Simplot, Helena, Wilbur Ellis, local cooperatives and smaller private companies at the majority of locations throughout our trade territory. In addition, Land O’Lakes Purina Feed, Ridley Inc., ADM and Cargill are our major competitors for the sale of feed products.

Grain Marketing

Overview

We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling almost 1.8 billion bushels annually. During fiscal 2008, we purchased approximately 56% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through joint ventures.

Operations

Our grain marketing operations purchases grain directly and indirectly from agricultural producers primarily in the midwestern and western United States. The purchased grain is typically contracted for sale for future delivery at a specified location, and we are responsible for handling the grain and arranging for its transportation to that location. The sale of grain is recorded after title to the commodity has transferred and final weights, grades and settlement price have been agreed upon. Amounts billed to the customer as part of a sales transaction include the costs for shipping and handling. Our ability to arrange efficient transportation, including loading capabilities onto unit trains, ocean-going vessels and barges, is a significant part of the services we offer to our customers. Rail, vessel, barge and truck transportation is carried out by third parties, often under long-term freight agreements with us. Grain intended for export is usually shipped by rail or barge to an export terminal, where it is loaded onto ocean-going vessels. Grain intended for domestic use is usually shipped by rail or truck to various locations throughout the country.

We own and operate export terminals, river terminals and elevators involved in the handling and transport of grain. Our river terminals are used to load grain onto barges for shipment to both domestic and export customers via the Mississippi River system. These river terminals are located at Savage and Winona, Minnesota and Davenport, Iowa, as well as terminals in which we have put-through agreements located at St. Louis, Missouri and Beardstown and Havana, Illinois. Our export terminal at Superior, Wisconsin provides access to the Great Lakes and St. Lawrence Seaway, and our export terminal at Myrtle Grove, Louisiana serves the gulf market. In the Pacific Northwest, we conduct our grain marketing operations through United Harvest, LLC (United Harvest) (a 50% joint venture with United Grain Corporation, a subsidiary of Mitsui & Co., Ltd. (Mitsui)), and TEMCO, LLC (TEMCO) (a 50% joint venture with Cargill). United Harvest operates grain terminals in Vancouver and Kalama, Washington, and primarily exports wheat. TEMCO operates an export terminal in Tacoma, Washington, and primarily exports corn and soybeans. These facilities serve the Pacific market, as well as domestic grain customers in the western United States. We also own two 110-car shuttle-receiving elevator facilities in Friona, Texas and Collins, Mississippi that serve large-scale feeder cattle, dairy and poultry producers in those regions.

In 2003, we opened an office in Sao Paulo, Brazil for the procurement of soybeans for our grain marketing operations international customers. During the year ended August 31, 2007, we invested $22.2 million in Multigrain AG (Multigrain) for a 37.5% equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil. The venture, which includes grain storage and export facilities, builds on our South American soybean origination and helps meet customer needs year-round. During the year ended August 31, 2008, we increased our equity position through a purchase from an existing equity holder for $10.0 million, and also invested an additional $30.3 million which was used by Multigrain to invest in a joint venture that acquired production farmland and related operations which include production of soybeans, corn, cotton and sugarcane, as well as cotton processing, at four locations. As of August 31, 2008, we had a 40.0% ownership interest in Multigrain, which is included in our Ag Business segment. During the first quarter of fiscal 2009, CHS and Mitsui invested an additional $200.0 million for Multigrain’s increased capital needs resulting from expansion of their operations. Our share of the $200.0 million investment was $76.3 million, resulting in our current ownership interest of 39.35%, equal to Mitsui’s ownership interest.

We have recently opened additional international offices between July 2007 and August 2008. These include Geneva, Switzerland and Kiev, Ukraine for sourcing and marketing grains and oilseeds through the Black Sea and Mediterranean Basin regions to customers worldwide. Offices in Hong Kong and Shanghai, China serve Pacific Rim customers receiving grains and oilseeds from our origination points in North and South America.

Our grain marketing operations may have significant working capital needs at any time depending on commodity prices and other factors. The amount of borrowings for this purpose, and the interest rate charged on those borrowings, directly affects the profitability of our grain marketing operations.

Products and Services

The primary grains purchased by our grain marketing operations for the year ended August 31, 2008, were corn (633 million bushels), wheat (484 million bushels), soybeans (435 million bushels) and distillers dried grains (DDGs) (115 million bushels). Of the total grains purchased by our grain marketing operations during the year ended August 31, 2008, there were 679 million bushels from our individual and cooperative association members, 312 million bushels from our country operations business, and the remainder was from third parties.

Sales and Marketing; Customers

Purchasers of our grain and oilseed include domestic and foreign millers, maltsters, feeders, crushers and other processors. To a much lesser extent purchasers include intermediaries and distributors. Our grain marketing operations are not dependent on any one customer, and its supply relationships call for delivery of grain at prevailing market prices.

Industry; Competition

Regulation.  Our grain marketing operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; and the transportation, handling and disposition of wastes. Our grain marketing operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the FDA, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  Our grain marketing operations compete for both the purchase and the sale of grain. Competition is intense and margins are low. Some competitors are integrated food producers, which may also be customers. A few major competitors have substantially greater financial resources than we have.

In the purchase of grain from producers, location of a delivery facility is a prime consideration, but producers are increasingly willing to transport grain longer distances for sale. Price is affected by the capabilities of the facility; for example, if it is cheaper to deliver to a customer by unit train than by truck, a facility with unit train capabilities provides a price advantage. We believe that our relationships with individual members serviced by our local country operations locations and with our cooperative members give us a broad origination capability.

Our grain marketing operations compete for grain sales based on price, services and ability to provide the desired quantity and quality of grains. Location of facilities is a major factor in the ability to compete. Our grain marketing operations compete with numerous grain merchandisers, including major grain merchandising companies such as ADM, Cargill, Bunge and Louis Dreyfus, each of which handle significant grain volumes.

The results of our grain marketing operations may be adversely affected by relative levels of supply and demand, both domestic and international, commodity price levels (including grain prices reported on national markets) and transportation costs and conditions. Supply is affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, population growth, the level of per capita consumption of some products and the level of renewable fuels production.

Summary Operating Results

Summary operating results and identifiable assets for our Ag Business segment for the three months ended November 30, 2008 and 2007 and the years ended August 31, 2008, 2007 and 2006 are shown below:

	Three Months Ended November 30,		Years Ended August 31,
	2008	2007	2008	2007	2006
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$4,953,722	$3,835,251	$19,696,907	$8,575,389	$6,575,165
Cost of goods sold	4,889,570	3,686,458	19,088,079	8,388,476	6,401,527

Gross profit	64,152	148,793	608,828	186,913	173,638
Marketing, general and administrative	39,563	30,688	160,364	97,299	99,777

Operating earnings	24,589	118,105	448,464	89,614	73,861
Gain on investments		(94,545)	(100,830)	(5,348)
Interest, net	13,726	15,128	63,665	28,550	23,559
Equity income from investments	(8,890)	(7,193)	(83,053)	(51,830)	(40,902)
Minority interests	17	58	355	(16)	(509)

Income before income taxes	$19,736	$204,657	$568,327	$118,258	$91,713

Intersegment revenues	$(11,781)	$(4,421)	$(36,972)	$(18,372)	$(8,779)

Total identifiable assets — at end of period	$4,035,230	$4,322,309	$4,172,950	$2,846,950	$1,806,243

PROCESSING

Overview

Our Processing segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by our member producers. These areas are oilseed processing and our joint ventures in wheat milling, foods and renewable fuels.

Regulation.  Our Processing segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; and the transportation, handling and disposition of wastes. Our Processing segment’s operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the FDA, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us, or our foods partners, or our renewable fuels partners to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Oilseed Processing

Our oilseed processing operations convert soybeans into soybean meal, soyflour, crude soyoil, refined soybean oil and associated by-products. These operations are conducted at a facility in Mankato, Minnesota that can crush approximately 40 million bushels of soybeans on an annual basis, producing approximately

960,000 short tons of soybean meal and 460 million pounds of crude soybean oil. The same facility is able to process approximately 1 billion pounds of refined soybean oil annually. Another crushing facility in Fairmont, Minnesota has a crushing capacity of over 45 million bushels of soybeans on an annual basis.

Our oilseed processing operations produce three primary products: refined oils, soybean meal and soyflour. Refined oils are used in processed foods, such as margarine, shortening, salad dressings and baked goods, as well as methyl ester/biodiesel production, and to a lesser extent, for certain industrial uses such as plastics, inks and paints. Soybean meal has high protein content and is used for feeding livestock. Soyflour is used in the baking industry, as a milk replacement in animal feed and in industrial applications. We produce approximately 50,000 tons of soyflour annually, and approximately 20% is further processed at our manufacturing facility in Hutchinson, Kansas, which was a recent business acquisition in April 2008. This facility manufactures unflavored and flavored textured soy proteins used in human and pet food products, and we expect that it will account for approximately 2% of our oilseed processing annual sales.

Our soy processing facilities are located in areas with a strong production base of soybeans and end-user market for the meal and soyflour. We purchase virtually all of our soybeans from members. Our oilseed crushing operations currently produce approximately 95% of the crude oil that we refine, and purchase the balance from outside suppliers.

Our customers for refined oil are principally large food product companies located throughout the United States. However, over 50% of our customers are located in the Midwest due to relatively lower freight costs and slightly higher profitability potential. Our largest customer for refined oil products is Ventura Foods, LLC (Ventura Foods), in which we hold a 50% ownership interest and with which we have a long-term supply agreement to supply minimum quantities of edible soybean oils as long as we maintain a minimum 25.5% ownership interest and our price is competitive with other suppliers of the product. Our sales to Ventura Foods accounted for 20% of our soybean oil sold. We also sell soymeal to about 350 customers, primarily feed lots and feed mills in southern Minnesota. In fiscal 2008, Commodity Specialists Company accounted for 19% of soymeal sold and Land O’Lakes Purina Feed, LLC accounted for 10% of soymeal sold. We sell soyflour to customers in the baking industry both domestically and for export.

The refined soybean products industry is highly competitive. Major industry competitors include ADM, Cargill, Ag Processing Inc. and Bunge. These and other competitors have acquired other processors, expanded existing plants, or constructed new plants, both domestically and internationally. Price, transportation costs, services and product quality drive competition. We estimate that we have a market share of approximately 4% to 5% of the domestic refined soybean oil market and also the domestic soybean crushing capacity.

Soybeans are a commodity and their price can fluctuate significantly depending on production levels, demand for the products and other supply factors.

Wheat Milling

In January 2002, we formed a joint venture with Cargill named Horizon Milling, LLC (Horizon Milling), in which we hold an ownership interest of 24%, with Cargill owning the remaining 76%. Horizon Milling is the largest U.S. wheat miller based on output volume. We own five mills that we lease to Horizon Milling. Sales and purchases of wheat and durum by us to Horizon Milling during fiscal 2008 were $596.0 million and $3.8 million, respectively. Horizon Milling’s advance payments on grain to us were $31.5 million on August 31, 2008, and are included in customer advance payments on our Consolidated Balance Sheets. We account for Horizon Milling using the equity method of accounting. On August 31, 2008, our net book value of assets leased to Horizon Milling was $70.8 million.

During the year ended August 31, 2007, we invested $15.6 million in Horizon Milling G.P. (24% CHS ownership with Cargill owning the remaining 76%), a joint venture that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada. During the year ended August 31, 2008, we invested an additional $1.9 million in Horizon Milling G.P. We account for the investment using the equity method of accounting.

Foods

Our primary focus in the foods area is Ventura Foods, which produces and distributes vegetable oil-based products such as margarine, salad dressing and other food products. Ventura Foods was created in 1996, and is owned 50% by us and 50% by Wilsey Foods, Inc., a majority owned subsidiary of Mitsui. We account for our Ventura Foods investment under the equity method of accounting, and on November 30, 2008, our investment was $171.5 million.

Ventura Foods manufactures, packages, distributes and markets bulk margarine, salad dressings, mayonnaise, salad oils, syrups, soup bases and sauces, many of which utilize soybean oil as a primary ingredient. Approximately 40% of Ventura Foods’ volume, based on sales, comes from products for which Ventura Foods owns the brand, and the remainder comes from products that it produces for third parties. A variety of Ventura Foods’ product formulations and processes are proprietary to it or its customers. Ventura Foods is the largest manufacturer of margarine for the foodservice sector in the U.S. and is a major producer of many other products.

Ventura Foods currently has 11 manufacturing and distribution locations across the United States. During our year ended August 31, 2008, three manufacturing locations in Southern California were consolidated into a single location in Ontario, California. Ventura Foods sources its raw materials, which consist primarily of soybean oil, canola oil, cottonseed oil, peanut oil and other ingredients and supplies, from various national suppliers, including our oilseed processing operations. It sells the products it manufactures to third parties as a contract manufacturer, as well as directly to retailers, food distribution companies and large institutional food service companies. Ventura Foods sales are approximately 60% in foodservice and the remainder is split between retail and industrial customers who use edible oil products as ingredients in foods they manufacture for resale. During Ventura Foods’ 2008 fiscal year, Sysco accounted for 23% of its net sales.

Ventura Foods competes with a variety of large companies in the food manufacturing industry. Some of its major competitors are ADM, Cargill, Bunge, Unilever, ConAgra, ACH Food Companies, Smuckers, Kraft and CF Sauer, Ken’s, Marzetti and Nestle.

Renewable Fuels

In fiscal 2006, we purchased $70.0 million of common stock in US BioEnergy, an ethanol production company, representing an approximate 24% ownership interest on August 31, 2006. During the year ended August 31, 2007, we made additional investments of $45.4 million. In December 2006, US BioEnergy completed an IPO, and the effect of the issuance of additional shares of its stock was to dilute our ownership interest from approximately 25% to 21%. In addition, on August 29, 2007, US BioEnergy completed an acquisition with total aggregate net consideration comprised of the issuance of US BioEnergy common stock and cash. Due to US BioEnergy’s increase in equity, primarily from these two transactions, we recognized a non-cash net gain of $15.3 million on our investment during the year ended August 31, 2007, to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. This gain was reflected in our Processing segment. During the first quarter of fiscal 2008, we purchased additional shares of US BioEnergy common stock for $6.5 million. Through March 31, 2008, we were recognizing our share of the earnings of US BioEnergy, using the equity method of accounting. Effective April 1, 2008, US BioEnergy and VeraSun completed a merger, and our current ownership interest in the combined entity was reduced to approximately 8%, compared to an approximate 20% interest in US BioEnergy prior to the merger. As part of the merger transaction, our shares held in US BioEnergy were converted to shares held in the surviving company, VeraSun, at a ratio of 0.810 per US BioEnergy share. As a result of our change in ownership interest, we no longer have significant influence, and account for VeraSun as an available-for-sale investment. Due to the continued decline of the ethanol industry and other considerations, we determined that an impairment of our VeraSun investment was necessary, and as a result, based on VeraSun’s market value of $5.76 per share on August 29, 2008, an impairment charge of $71.7 million ($55.3 million net of taxes) was recorded during the fourth quarter of our year ended August 31, 2008. Subsequent to August 31, 2008, the market value of VeraSun’s stock price continued to decline, and VeraSun filed for voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on October 31, 2008. Consequently, we determined an additional impairment was necessary based on VeraSun’s market value of $0.28 per share on November 3, 2008, and have recorded an impairment charge of $70.7 million ($64.4 million net of taxes) during our three months ended November 30, 2008. The impairments did not affect our cash flows and did not have a bearing upon our compliance with any covenants under our credit facilities. During the quarter ended November 30, 2008, we provided a valuation allowance related to the carryforward of certain capital losses of $21.2 million. Coupled with the provision of $11.5 million related to capital losses in the fiscal year ended August 31, 2008, the total valuation allowance related to the carryforward of capital losses at November 30, 2008 is $32.7 million.

VeraSun has 16 production facilities in eight states, and currently has an annual production capacity of approximately 1.64 billion gallons of ethanol and 5 million tons of distillers’ grains.

Summary Operating Results

Summary operating results and identifiable assets for our Processing segment for the three months ended November 30, 2008 and 2007 and the years ended August 31, 2008, 2007 and 2006 are shown below:

	Three Months Ended November 30,		Years Ended August 31,
	2008	2007	2008	2007	2006
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$310,890	$243,296	$1,299,209	$754,743	$614,471
Cost of goods sold	292,582	233,117	1,240,944	726,510	588,732

Gross profit	18,308	10,179	58,265	28,233	25,739
Marketing, general and administrative	6,749	5,497	26,089	23,545	21,645

Operating earnings	11,559	4,682	32,176	4,688	4,094
Loss (gain) on investments	70,724	611	72,602	(15,268)
Interest, net	3,757	5,024	21,995	14,783	11,096
Equity income from investments	(10,230)	(21,138)	(56,615)	(48,446)	(35,504)

(Loss) income before income taxes	$(52,692)	$20,185	$(5,806)	$53,619	$28,502

Intersegment revenues	$(559)	$(90)	$(338)	$(370)	$(368)

Total identifiable assets — at end of period	$617,678	$741,777	$748,989	$681,118	$518,186

CORPORATE AND OTHER

Business Solutions

Financial Services.  We have provided open account financing to approximately 110 of our members that are cooperatives (cooperative association members) in the past year. These arrangements involve the discretionary extension of credit in the form of a clearing account for settlement of grain purchases and as a cash management tool.

Cofina Financial, LLC.  Cofina Financial, LLC (Cofina Financial) a finance company formed in fiscal 2005, makes seasonal and term loans to member cooperatives and individuals. Through August 31, 2008, we held a 49% ownership interest in Cofina Financial and accounted for our investment using the equity method of accounting. On September 1, 2008, we purchased Cenex Finance Association’s 51% ownership interest so that we now have sole ownership of Cofina Financial. The purchase price of $53.3 million included cash of $48.5 million and the assumption of certain liabilities of $4.8 million.

Country Hedging, Inc.  Our wholly-owned subsidiary Country Hedging, Inc., is a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of Trade, and is also a full-service commodity futures and options broker.

Ag States Group.  Our wholly-owned subsidiary Ag States Agency, LLC, is an independent insurance agency. It sells insurance, including group benefits, property and casualty, and bonding programs. Its approximately 2,000 customers are primarily agricultural businesses, including local cooperatives and independent elevators, petroleum outlets, agronomy, feed and seed plants, implement dealers, fruit and vegetable packers/warehouses, and food processors. Impact Risk Solutions, LLC, a wholly-owned subsidiary of Ag States Agency, LLC, conducts the insurance brokerage business of Ag States Group.

PRICE RISK AND HEDGING

When we enter into a commodity purchase commitment, we incur risks of carrying inventory, including risks related to price change and performance (including delivery, quality, quantity, and shipment period). We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. The crude oil and most of the grain and oilseed volume we handle can be hedged. Fertilizer and certain grains cannot be hedged because there are no futures for these commodities and, as a result, risk is managed through the use of forward sales and various pricing arrangements and, to some extent, cross-commodity futures hedging. We also use over-the-counter (OTC) instruments to hedge our exposure on flat price fluctuations. While hedging activities reduce the risk of loss from changing market values of inventory, such activities also limit the gain potential which otherwise could result from changes in market prices of inventory. Our policy is to generally maintain hedged positions in grain. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. Hedging arrangements do not protect against nonperformance by counterparties to contracts, and therefore, contract values are reviewed and adjusted to reflect potential non-performance. Risk of nonperformance by counterparties includes the inability to perform because of a counterparty’s financial condition and also the risk that the counterparty will refuse to perform on a contract during periods of price fluctuations where contract prices are significantly different than the current market prices. Subsequent to our year ended August 31, 2008, the market prices of our input products have significantly decreased, thereby increasing the risk of nonperformance by counterparties.

When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional maintenance margin deposit would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

At any one time, inventory and purchase contracts for delivery to us may be substantial. We have risk management policies and procedures that include net position limits. These limits are defined for each commodity and include both trader and management limits. This policy, and computerized procedures in our grain marketing operations, requires a review by operations management when any trader is outside of position limits and also a review by our senior management if operating areas are outside of position limits. A similar process is used in our energy and wholesale crop nutrients operations. The position limits are reviewed, at least annually, with our management. We monitor current market conditions and may expand or reduce our risk management policies or procedures in response to changes in those conditions. In addition, all purchase and sales contracts are subject to credit approvals and appropriate terms and conditions.

EMPLOYEES

At August 31, 2008, we had 8,099 full, part-time, temporary and seasonal employees, which included approximately 630 employees of NCRA. Of that total, 2,531 were employed in our Energy segment, 4,053 in our country operations business (including approximately 1,215 seasonal and temporary employees), 175 in our crop nutrients operations, 569 in our grain marketing operations, 327 in our Processing segment and 444 in Corporate and Other. In addition to those employed directly by us, many employees work for joint ventures in which we have a 50% or less ownership interest, and are not included in these totals. A portion of all of our business segments and Corporate and Other are employed in this manner.

Effective September 1, 2008, we had an additional 24 employees in Corporate and Other due to the acquisition of the remaining 51% of Cofina Financial.

Employees in certain areas are represented by collective bargaining agreements. Refinery and pipeline workers in Laurel, Montana are represented by agreements with two unions: United Steel Workers of America (USWA) (201 employees), for which agreements are in place through January 2009 with a new contract being negotiated, and Oil Basin Pipeliners Union (OBP) (18 employees), for which negotiations are ongoing regarding the current contract, however there is a no strike agreement in place. The contracts covering the NCRA McPherson, Kansas refinery (272 employees in the USWA union) are also in place through 2009. There are approximately 176 employees in transportation and lubricant plant operations that are covered by other collective bargaining agreements that expire at various times. Certain production workers in our oilseed processing operations are subject to collective bargaining agreements with the Bakery, Confectionary, Tobacco Worker and Grain Millers (BTWGM) (120 employees) and the Pipefitters’ Union (2 employees) for which agreements are in place through 2009. The BTWGM also represents 47 employees at our Superior, Wisconsin grain export terminal with a contract expiring in 2010. The USWA represents 76 employees at our Myrtle Grove, Louisiana grain export terminal with a contract expiring in 2010, the Teamsters represent 8 employees at our Winona, Minnesota export terminal with a contract expiring in 2011, and the International Longshoremen’s and Warehousemen’s Union (ILWU) represents 30 employees at our Kalama, Washington export terminal with a contract in place through 2009. Finally, certain employees in our country operations business are represented by collective bargaining agreements with two unions; the BTWGM (25 employees), with contracts expiring in June 2010 and December 2012, and the United Food and Commercial Workers (8 employees), with a contract expiring in July 2011.

LEGAL PROCEEDINGS

We are involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of our business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, our management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on our consolidated financial position, results of operations or cash flows during any fiscal year.

In October 2003, we and NCRA reached agreements with the EPA and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment, regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements take the form of consent decrees filed with the United States District Court for the District of Montana (Billings Division) and the United States District Court for the District of Kansas. Each consent decree details potential capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement at the relevant refinery over several years. The consent decrees also required us, and NCRA, to pay approximately $0.5 million in aggregate civil cash penalties. As of November 30, 2008, the aggregate capital expenditures for us and NCRA related to these settlements was approximately $35 million, and we anticipate spending an additional $6 million over the next few years. We do not believe that the settlements will have a material adverse effect on us or NCRA.

The Montana Department of Environmental Quality (MDEQ) issued a Notice of Violation to us dated September 4, 2007 alleging that our refinery in Laurel, Montana exceeded nitrogen oxides (NOx) limits under a refinery operating permit. Following receipt of the letter, we provided certain facts and explanations regarding the matter to the MDEQ. By letter dated June 27, 2008, the MDEQ has proposed a civil penalty of approximately $0.2 million with respect to the incident. We intend to enter into settlement discussions with the MDEQ in an attempt to alleviate the civil penalty. We believe we are currently in compliance with the NOx limits under the permit, and do not believe that the civil penalty will have a material adverse affect on us.

PROPERTIES

We own or lease energy, grain handling and processing, and agronomy related facilities throughout the United States. Below is a summary of these locations.

Energy

Facilities in our Energy segment include the following, all of which are owned except where indicated as leased:

Refinery	Laurel, Montana
Propane terminals	Glenwood, Minnesota (operational) and Black Creek, Wisconsin (leased to another entity)
Transportation terminals/repair facilities	12 locations in Iowa, Kansas, Minnesota, Montana, North Dakota, South Dakota, Texas, Washington and Wisconsin, 3 of which are leased
Petroleum & asphalt terminals/storage facilities	11 locations in Montana, North Dakota and Wisconsin
Pump stations	11 locations in Montana and North Dakota
Pipelines:
Cenex Pipeline, LLC	Laurel, Montana to Fargo, North Dakota
Front Range Pipeline, LLC	Canadian border to Laurel, Montana and on to Billings, Montana
Convenience stores/gas stations	76 locations in Idaho, Iowa, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Washington and Wyoming, 20 of which are leased
Lubricant plants/warehouses	3 locations in Minnesota, Ohio and Texas, 1 of which is leased

We have a 74.5% interest in NCRA, which owns and operates the following facilities:

Refinery	McPherson, Kansas
Petroleum terminals/storage	2 locations in Iowa and Kansas
Pipeline	McPherson, Kansas to Council Bluffs, Iowa
Jayhawk Pipeline, LLC	Throughout Kansas, with branches in Nebraska, Oklahoma and Texas
Jayhawk stations	26 locations located in Kansas, Nebraska and Oklahoma
Osage Pipeline (50% owned by NCRA)	Oklahoma to Kansas
Kaw Pipeline (67% owned by NCRA)	Throughout Kansas

Ag Business

Within our Ag Business segment, we own or lease the following facilities:

Crop Nutrients

We use ports and terminals in our crop nutrients operations at the following locations:

Briggs, Indiana (terminal, owned)
Crescent City, Illinois (terminal, owned)
Crestline, Ohio (terminal, owned)
Fostoria, Ohio (terminal, owned)
Galveston, Texas (deep water port, land leased from port authority)
Grand Forks, North Dakota (terminal, owned)
Green Bay, Wisconsin (terminal, owned)
Hagerstown, Indiana (terminal, leased)
Indianapolis, Indiana (terminal, leased)
Little Rock, Arkansas (river terminal, leased)
Memphis, Tennessee (river terminal, owned)
Muscatine, Iowa (river terminal, owned)
Post Falls, Idaho (terminal, owned)
St. Paul, Minnesota (river terminal, owned)
Watertown, South Dakota (terminal, owned)
Winona, Minnesota (river terminal, owned)

Country Operations

In our country operations business, we own 363 agri-operations locations (of which some of the facilities are on leased land), 10 feed manufacturing facilities and 3 sunflower plants located in Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, Oregon, South Dakota and Washington.

Grain Marketing

We use grain terminals in our grain marketing operations at the following locations:

Collins, Mississippi (owned)
Davenport, Iowa (2 owned)
Friona, Texas (owned)
Kalama, Washington (leased)
Myrtle Grove, Louisiana (owned)
Savage, Minnesota (owned)
Spokane, Washington (owned)
Superior, Wisconsin (owned)
Winona, Minnesota (1 owned, 1 leased)

In addition to office space at our corporate headquarters, we have grain marketing offices at the following leased locations:

Davenport, Iowa
Geneva, Switzerland
Hong Kong
Kansas City, Missouri
Kiev, Ukraine
Lincoln, Nebraska
Sao Paulo, Brazil
Shanghai, China
Winona, Minnesota

Processing

Within our Processing segment, we own and lease the following facilities:

Oilseed Processing

We own a campus in Mankato, Minnesota, comprised of a soybean crushing plant, an oilseed refinery, a soyflour plant, a quality control laboratory and an administration office. We also own a crushing plant in Fairmont, Minnesota. In addition, we own a textured soy protein manufacturing plant in Hutchinson, Kansas.

Wheat Milling

We own five milling facilities at the following locations, all of which are leased to Horizon Milling:

Fairmount, North Dakota
Houston, Texas
Kenosha, Wisconsin
Mount Pocono, Pennsylvania
Rush City, Minnesota

Corporate and Other

Business Solutions

In addition to office space at our corporate headquarters, we have offices at the following leased locations:

Houston, Texas (Ag States Group)
Indianapolis, Indiana (Ag States Group and Country Hedging, Inc.)
Kansas City, Missouri (Country Hedging, Inc.)
Kewanee, Illinois (Ag States Group)
Minneapolis, Minnesota (Country Hedging, Inc.)

Corporate Headquarters

We are headquartered in Inver Grove Heights, Minnesota. We own a 33-acre campus consisting of one main building with approximately 320,000 square feet of office space and two smaller buildings with approximately 13,400 and 9,000 square feet of space.

Our internet address is www.chsinc.com.

MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Our patrons, not us, are subject to income taxes on income from patronage sources, which is distributed to them. We are subject to income taxes on undistributed patronage income and non-patronage-sourced income. See “— Tax Treatment” below.

Distribution of Net Income; Patronage Dividends

We are required by our organizational documents annually to distribute net earnings derived from patronage business with members to members on the basis of patronage, except that the Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. We may also distribute net income derived from patronage business with a non-member if we have agreed to conduct business with the non-member on a patronage basis. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions the Board of Directors deems appropriate.

Distributions on the basis of patronage, referred to as “patronage dividends,” may be made in cash, patrons’ equities, revolving fund certificates, our securities, securities of others, or any combination designated by the Board of Directors. From fiscal 1998 through fiscal 2005, the Board of Directors approved the distribution of patronage dividends to be in the form of 30% cash and 70% patrons’ equities (see “— Patrons’ Equities” below). For fiscal 2006 through 2008, the Board of Directors approved the distribution of patronage dividends in the form of 35% cash and 65% patrons’ equities. The Board of Directors may change the mix in the form of the patronage dividends in the future. In making distributions, the Board of Directors may use any method of allocation that, in its judgment, is reasonable and equitable.

Patronage dividends distributed during the years ended August 31, 2008, 2007 and 2006, were $557.2 million ($195.0 million in cash), $379.9 million ($133.1 million in cash) and $207.9 million ($62.5 million in cash), respectively.

Patrons’ Equities

Patrons’ equities are in the form of book entries and represent a right to receive cash or other property when we redeem them. Patrons’ equities form part of our capital, do not bear interest, and are not subject to redemption upon request of a member. Patrons’ equities are redeemable only at the discretion of the Board of Directors and in accordance with the terms of the redemption policy adopted by the Board of Directors, which may be modified at any time without member consent. Redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them and another for individuals who are eligible for equity redemptions at age 70 or upon death. The amount that each non-individual receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the face value of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors approved additional equity redemptions to non-individuals in prior years targeting older capital equity certificates which were redeemed in cash in fiscal 2008 and 2007. In accordance with authorization from the Board of Directors, we expect total redemptions related to the year ended August 31, 2008, that will be distributed in fiscal 2009, to be approximately $93.8 million, of which $2.2 million was redeemed in cash during the three months ended November 30, 2008, compared to $3.8 million during the three months ended November 30, 2007. Included in our redemptions during the second quarter of fiscal 2009 is the planned redemption of $50.0 million by issuing shares of our 8% Cumulative Preferred Stock pursuant to this prospectus.

Cash redemptions of patrons and other equities during the years ended August 31, 2008, 2007 and 2006 were $81.8 million, $70.8 million and $55.9 million, respectively. An additional $46.4 million, $35.9 and $23.8 million of equities were redeemed by issuance of shares of our 8% Cumulative Redeemable Preferred Stock during the years ended August 31, 2008, 2007 and 2006, respectively.

Governance

We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than six directors are elected in any year. The Board of Directors is currently comprised of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of our members, except for the higher vote described under “— Certain Antitakeover Measures” below.

Membership

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. The Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

As a membership cooperative, we do not have common stock. We may issue equity or debt instruments, on a patronage basis or otherwise, to our members. We have two classes of outstanding membership. Individual members are individuals actually engaged in the production of agricultural products. Cooperative associations are associations of agricultural producers and may be either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act.

Voting Rights

Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt instruments. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

Members who are individuals are entitled to one vote each. Individual members may exercise their voting power directly or through patrons’ associations affiliated with a grain elevator, feed mill, seed plant or any other of our facilities (with certain historical exceptions) recognized by the Board of Directors. The number of votes of patrons’ associations is determined under the same formula as cooperative association members.

Most matters submitted to a vote of the members require the approval of a majority of the votes cast at a meeting of the members, although certain actions require a greater vote. See “— Certain Antitakeover Measures” below.

Debt and Equity Instruments

We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. Capital equity certificates issued by us are subject to a first lien in favor of us for all indebtedness of the holder to us. On November 30, 2008, our outstanding capital includes patrons’ equities (consisting of capital equity certificates and non-patronage earnings certificates), 8% Cumulative Redeemable Preferred Stock and certain capital reserves.

Distribution of Assets upon Dissolution; Merger and Consolidation

In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all of our debts and liabilities would be paid first according to their respective priorities. After such payment, the holders of each share of our preferred stock would then be entitled to receive out of available assets, up to $25.00 per share, plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of our preferred stock would be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. After such distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage with us. Our bylaws provide for the allocation among our members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if the Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a “hostile takeover,” the amendment must be adopted by 80% of the total voting power of our members.

The approval of not less than two-thirds of the votes cast at a meeting is required to approve a “change of control” transaction which would include a merger, consolidation, liquidation, dissolution, or sale of all or substantially all of our assets. If the Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term “hostile takeover” is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Internal Revenue Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

As a cooperative, we are not taxed on qualified patronage income (minimum cash requirement of 20%) allocated to our members either in the form of equities or cash. Consequently, those amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified unit retains) are taxable to us when allocated. Upon redemption of any non-qualified unit retains, the amount is deductible to us and taxable to the member.

Income derived by us from non-patronage sources is not entitled to the “single tax” benefit of Subchapter T and is taxed to us at corporate income tax rates.

NCRA is not consolidated for tax purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial data for the three months ended November 30, 2008 and 2007 and the years ended August 31, 2008, 2007 and 2006 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. In May 2005, we sold the majority of our Mexican foods business and have recorded the Mexican foods business as discontinued operations. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this data. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Consolidated Financial Data

	Three Months Ended
	November 30,		Years Ended August 31,
	2008	2007	2008	2007	2006	2005	2004
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Income Statement Data:
Revenues	$7,733,919	$6,525,386	$32,167,461	$17,215,992	$14,383,835	$11,926,962	$10,969,081
Cost of goods sold	7,413,412	6,210,749	30,993,899	16,129,233	13,540,285	11,438,473	10,525,746

Gross profit	320,507	314,637	1,173,562	1,086,759	843,550	488,489	443,335
Marketing, general and administrative	87,741	66,459	329,965	245,357	231,238	199,354	202,455

Operating earnings	232,766	248,178	843,597	841,402	612,312	289,135	240,880
Loss (gain) on investments	54,976	(94,948)	(29,193)	(20,616)		(13,013)	(14,666)
Gain on legal settlements							(692)
Interest, net	20,175	13,537	76,460	31,098	41,305	41,509	42,758
Equity income from investments	(20,723)	(31,190)	(150,413)	(109,685)	(84,188)	(95,742)	(79,022)
Minority interests	22,182	22,979	72,160	143,214	91,079	49,825	34,184

Income from continuing operations before income taxes	156,156	337,800	874,583	797,391	564,116	306,556	258,318
Income taxes	18,905	36,900	71,538	40,668	59,350	34,153	30,108

Income from continuing operations	137,251	300,900	803,045	756,723	504,766	272,403	228,210
(Income) loss on discontinued operations, net of taxes					(625)	16,810	5,909

Net income	$137,251	$300,900	$803,045	$756,723	$505,391	$255,593	$222,301

Balance Sheet Data (at end of period):
Working capital	$1,777,865	$1,265,415	$1,738,600	$821,878	$848,344	$766,807	$500,315
Net property, plant and equipment	1,970,357	1,836,372	1,948,305	1,728,171	1,476,239	1,359,535	1,249,655
Total assets	8,837,725	8,438,759	8,771,978	6,754,373	4,994,166	4,748,654	4,047,710
Long-term debt, including current maturities	1,168,377	1,071,514	1,194,855	688,321	744,745	773,074	683,818
Total equities	3,017,914	2,602,172	2,955,686	2,475,455	2,053,466	1,778,879	1,643,491
Ratio of earnings to fixed charges and preferred dividends(1)	6.7x	11.5x	7.4x	10.1x	8.3x	4.7x	4.5x

(1)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

The selected financial data below has been derived from our three business segments, and Corporate and Other, for the three months ended November 30, 2008 and 2007 and the years ended August 31, 2008, 2007 and 2006. The intercompany revenues between segments were $359.8 million, $247.7 million and $251.6 million for the years ended August 31, 2008, 2007 and 2006, respectively. The intercompany revenues between segments were $96.4 million and $82.5 million for the three months ended November 30, 2008 and 2007, respectively.

Summary Financial Data By Business Segment

	Energy
	Three Months Ended November 30,		Years Ended August 31,
	2008	2007	2008	2007	2006
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$2,550,552	$2,521,688	$11,499,814	$8,105,067	$7,414,361
Cost of goods sold	2,328,652	2,374,735	11,027,459	7,264,180	6,804,454

Gross profit	221,900	146,953	472,355	840,887	609,907
Marketing, general and administrative	27,832	22,566	111,121	94,939	82,867

Operating earnings	194,068	124,387	361,234	745,948	527,040
Gain on investments	(15,748)	(17)	(35)
Interest, net	4,195	(5,846)	(5,227)	(6,106)	6,534
Equity income from investments	(1,236)	(1,163)	(5,054)	(4,468)	(3,840)
Minority interests	22,165	22,921	71,805	143,230	91,588

Income before income taxes	$184,692	$108,492	$299,745	$613,292	$432,758

Intersegment revenues	$(84,030)	$(77,964)	$(322,522)	$(228,930)	$(242,430)

Total identifiable assets — at end of period	$2,987,219	$2,732,125	$3,216,852	$2,797,831	$2,215,800

	Ag Business
	Three Months Ended November 30,		Years Ended August 31,
	2008	2007	2008	2007	2006
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$4,953,722	$3,835,251	$19,696,907	$8,575,389	$6,575,165
Cost of goods sold	4,889,570	3,686,458	19,088,079	8,388,476	6,401,527

Gross profit	64,152	148,793	608,828	186,913	173,638
Marketing, general and administrative	39,563	30,688	160,364	97,299	99,777

Operating earnings	24,589	118,105	448,464	89,614	73,861
Gain on investments		(94,545)	(100,830)	(5,348)
Interest, net	13,726	15,128	63,665	28,550	23,559
Equity income from investments	(8,890)	(7,193)	(83,053)	(51,830)	(40,902)
Minority interests	17	58	355	(16)	(509)

Income before income taxes	$19,736	$204,657	$568,327	$118,258	$91,713

Intersegment revenues	$(11,781)	$(4,421)	$(36,972)	$(18,372)	$(8,779)

Total identifiable assets — at end of period	$4,035,230	$4,322,309	$4,172,950	$2,846,950	$1,806,243

	Processing
	Three Months Ended November 30,		Years Ended August 31,
	2008	2007	2008	2007	2006
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$310,890	$243,296	$1,299,209	$754,743	$614,471
Cost of goods sold	292,582	233,117	1,240,944	726,510	588,732

Gross profit	18,308	10,179	58,265	28,233	25,739
Marketing, general and administrative	6,749	5,497	26,089	23,545	21,645

Operating earnings	11,559	4,682	32,176	4,688	4,094
Loss (gain) on investments	70,724	611	72,602	(15,268)
Interest, net	3,757	5,024	21,995	14,783	11,096
Equity income from investments	(10,230)	(21,138)	(56,615)	(48,446)	(35,504)

(Loss) income before income taxes	$(52,692)	$20,185	$(5,806)	$53,619	$28,502

Intersegment revenues	$(559)	$(90)	$(338)	$(370)	$(368)

Total identifiable assets — at end of period	$617,678	$741,777	$748,989	$681,118	$518,186

	Corporate and Other
	Three Months Ended November 30,		Years Ended August 31,
	2008	2007	2008	2007	2006
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$15,125	$7,626	$31,363	$28,465	$31,415
Cost of goods sold	(1,022)	(1,086)	(2,751)	(2,261)	(2,851)

Gross profit	16,147	8,712	34,114	30,726	34,266
Marketing, general and administrative	13,597	7,708	32,391	29,574	26,949

Operating earnings	2,550	1,004	1,723	1,152	7,317
Gain on investments		(997)	(930)
Interest, net	(1,503)	(769)	(3,973)	(6,129)	116
Equity income from investments	(367)	(1,696)	(5,691)	(4,941)	(3,942)

Income before income taxes	$4,420	$4,466	$12,317	$12,222	$11,143

Total identifiable assets — at end of period	$1,197,598	$642,548	$633,187	$428,474	$453,937

Supplementary Financial Information

Supplementary financial information required by Item 302 of Regulation S-K for the three months ended November 30, 2008 and each quarter during the years ended August 31, 2008 and 2007 is presented below.

November 30,
2008
(Unaudited,
dollars in thousands)

Revenues	$7,733,919
Gross profit	320,507
Income before income taxes	156,156
Net income	137,251

	November 30,	February 29,	May 31,	August 31,
	2007	2008	2008	2008
	(Unaudited, dollars in thousands)

Revenues	$6,525,386	$6,891,345	$9,336,609	$9,414,121
Gross profit	314,637	257,625	280,642	320,658
Income before income taxes	337,800	197,366	212,347	127,070
Net income	300,900	168,031	188,716	145,398

	November 30,	February 28,	May 31,	August 31,
	2006	2007	2007	2007
	(Unaudited, dollars in thousands)

Revenues	$3,751,070	$3,734,580	$4,732,465	$4,997,877
Gross profit	222,434	147,941	330,908	385,476
Income before income taxes	153,611	89,592	262,717	291,471
Net income	136,379	83,673	239,596	297,075

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

CHS Inc. (CHS, we or us) is a diversified company, which provides grain, foods and energy resources to businesses and consumers on a global basis. As a cooperative, we are owned by farmers, ranchers and their member cooperatives across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock.

We provide a full range of production agricultural inputs such as refined fuels, propane, farm supplies, animal nutrition and agronomy products, as well as services, which include hedging, financing and insurance services. We own and operate petroleum refineries and pipelines and market and distribute refined fuels and other energy products under the Cenex® brand through a network of member cooperatives and independents. We purchase grains and oilseeds directly and indirectly from agricultural producers primarily in the midwestern and western United States. These grains and oilseeds are either sold to domestic and international customers, or further processed into a variety of grain-based food products.

The consolidated financial statements include the accounts of CHS and all of our wholly-owned and majority-owned subsidiaries and limited liability companies, including NCRA in our Energy segment. The effects of all significant intercompany transactions have been eliminated.

We operate three business segments: Energy, Ag Business and Processing. Together, our three business segments create vertical integration to link producers with consumers. Our Energy segment produces and provides primarily for the wholesale distribution of petroleum products and transports those products. Our Ag Business segment purchases and resells grains and oilseeds originated by our country operations business, by our member cooperatives and by third parties, and also serves as wholesaler and retailer of crop inputs. Our Processing segment converts grains and oilseeds into value-added products. Corporate and Other primarily represents our business solutions operations, which consists of commodities hedging, insurance and financial services related to crop production.

Summary data for each of our business segments for the three months ended November 30, 2008 and 2007 and the years ended August 31, 2008, 2007 and 2006, is provided in the Selected Consolidated Financial Data section of this prospectus. Except as otherwise specified, references to years indicate our year ended August 31, 2008, or ended August 31 of the year referenced.

Corporate administrative expenses are allocated to all three business segments, and Corporate and Other, based on direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred.

Many of our business activities are highly seasonal and operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Our business segments are subject to varying seasonal fluctuations. For example, in our Ag Business segment, our retail agronomy, crop nutrients and country operations businesses generally experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Also in our Ag Business segment, our grain marketing operations are subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to global supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

Our revenues, assets and cash flows can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds, crop nutrients and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events, and general political and economic conditions.

While our revenues and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of our business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. These investments principally include our 50% ownership in each of the following companies: Agriliance, TEMCO and United Harvest, and our 39.35% ownership in Multigrain S.A. included in our Ag Business segment; our 50% ownership in Ventura Foods, our 24% ownership in Horizon Milling and Horizon Milling G.P., included in our Processing segment.

Cofina Financial, a joint venture finance company formed in fiscal 2005, makes seasonal and term loans to member cooperatives and businesses and to individual producers of agricultural products. Through August 31, 2008, we held a 49% ownership interest in Cofina Financial and accounted for our investment using the equity method of accounting. On September 1, 2008, we purchased Cenex Finance Association’s remaining 51% ownership interest for $53.3 million. The purchase price included cash of $48.5 million and the assumption of certain liabilities of $4.8 million.

Certain reclassifications have been made to prior period’s amounts to conform to current period classifications. These reclassifications had no effect on previously reported net income, equities or total cash flows.

Results of Operations

Comparison of the three months ended November 30, 2008 and 2007

General.  We recorded income before income taxes of $156.2 million during the three months ended November 30, 2008 compared to $337.8 million during the three months ended November 30, 2007, a decrease of $181.6 million (54%). Included in the results for the first fiscal quarter of 2008 was a $91.7 million gain on the sale of all of our 1,610,396 shares of CF Industries Holdings stock. Included in the results for the first fiscal quarter of 2009 was a $15.7 million gain on the sale of all of our 180,000 shares of NYMEX Holdings stock, and a $70.7 million impairment loss on our investment in VeraSun Energy Corporation (VeraSun). Operating results reflected lower pretax earnings in our Ag Business and Processing segments which were partially offset by increased pretax earnings in our Energy segment.

Our Energy segment generated income before income taxes of $184.7 million for the three months ended November 30, 2008 compared to $108.5 million in the three months ended November 30, 2007. This increase in earnings of $76.2 million (70%) is primarily from higher margins on refined fuels at both our Laurel, Montana refinery and our NCRA refinery in McPherson, Kansas. In our first quarter of fiscal 2009, we sold all of our 180,000 shares of NYMEX Holdings stock for proceeds of $16.1 million and recorded a pretax gain of $15.7 million. Earnings in our propane, lubricants, renewable fuels marketing and transportation businesses decreased during the three months ended November 30, 2008 when compared to the same three-month period of the previous year.

Our Ag Business segment generated income before income taxes of $19.7 million for the three months ended November 30, 2008 compared to $204.7 million in the three months ended November 30, 2007, a decrease in earnings of $185.0 million (90%). In our first fiscal quarter of 2008, we sold all of our 1,610,396 shares of CF Industries Holdings stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. Earnings from our wholesale crop nutrients business decreased $50.1 million. The market prices for crop nutrients products fell significantly during our first quarter of fiscal 2009, and due to a wet fall season, we had a higher quantity of inventories on hand at the end of our first quarter than is typical at that time of year. In order to reflect our wholesale crop nutrients inventories at net-realizable values on November 30, 2008, we had $56.8 million lower-of-cost or market adjustment in this business. Improved performance primarily by Agriliance, an agronomy joint venture in which we hold a 50% interest, resulted in a $3.6 million increase in earnings for our investment in Agriliance, net of a Canadian agronomy joint venture and allocated internal expenses. Our grain marketing earnings decreased by $32.6 million during the three months ended November 30, 2008 compared with the same three-month period in fiscal 2008, primarily from net decreased grain product margins and reduced earnings from our joint ventures. Volatility in the grain markets created opportunities for increased grain margins during the first quarter of fiscal 2008. Our country operations earnings decreased $14.2 million, primarily as a result of reduced volumes and decreased agronomy and grain margins.

Our Processing segment generated a net loss before income taxes of $52.7 million for the three months ended November 30, 2008 compared to income of $20.2 million in the three months ended November 30, 2007, a decrease in earnings of $72.9 million. Our losses related to VeraSun, an ethanol manufacturing company in which we hold a minority ownership interest, increased $71.5 million for the three months ended November 30, 2008 compared to the same period in the prior year. Effective April 1, 2008, US BioEnergy and VeraSun completed a merger, and as a result of our change in ownership interest, we no longer have significant influence, and therefore account for VeraSun, the surviving entity, as an available-for-sale investment. During the first fiscal quarter ended November 30, 2008, we recorded a $70.7 million impairment on our investment in VeraSun, as further discussed below in loss (gain) on investments. Oilseed processing earnings increased $7.2 million during the three months ended November 30, 2008 compared to the same period in the prior year, primarily due to improved margins in our crushing and refining operations, partially offset by lower volumes mainly in our refining operations. Our share of earnings from our wheat milling joint ventures, net of allocated internal expenses, decreased by $3.1 million for the three months ended November 30, 2008 compared to the same period in the prior year. Our share of earnings from Ventura Foods, our packaged foods joint venture, net of allocated internal expenses, decreased $5.5 million during the three months ended November 30, 2008, compared to the same period in the prior year, primarily as a result of increased commodity prices, reducing margins on the products sold.

Corporate and Other generated income before income taxes of $4.4 million for the three months ended November 30, 2008 compared to $4.5 million in the three months ended November 30, 2007, a decrease in earnings of $46 thousand (1%). This decrease is primarily attributable to our hedging and insurance services.

Net Income.  Consolidated net income for the three months ended November 30, 2008 was $137.3 million compared to $300.9 million for the three months ended November 30, 2007, which represents a $163.6 million (54%) decrease.

Revenues.  Consolidated revenues were $7.7 billion for the three months ended November 30, 2008 compared to $6.5 billion for the three months ended November 30, 2007, which represents a $1.2 billion (19%) increase.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derive other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receive other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our financing, hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $2.5 billion increased by $22.8 million (1%) during the three months ended November 30, 2008 compared to the three months ended November 30, 2007. During the three months ended November 30, 2008 and 2007, our Energy segment recorded revenues from our Ag Business segment of $84.0 million and $78.0 million, respectively. The net increase in revenues of $22.8 million is comprised of a net increase of $47.4 million related to price appreciation on propane and renewable fuels marketing products and a $24.6 million net decrease in sales volume. Refined fuels revenues decreased $6.5 million (less than 1%), of which $0.9 million was related to a net average selling price decrease and $5.6 million was attributable to decreased volumes, compared to the same period in the previous year. The sales price and volumes of refined fuels both decreased less than 1% when comparing the three months ended November 30, 2008 with the same period a year ago. Renewable fuels marketing revenues decreased $72.8 million (32%), mostly from a 37% decrease in volumes partially offset with an increase of $0.14 (7%) per gallon, when compared with the same three-month period in the previous year. The decrease in renewable fuels marketing volumes was primarily attributable to the loss of two customers. Propane revenues increased by $100.2 million (60%), of which $14.7 million related to an increase in the net average selling price and $85.5 million related to an increase in volumes, when compared to the same period in the previous year. The average selling price of propane increased $0.08 per gallon (6%) and sales volume increased 51% in comparison to the same period of the prior year. The increase in propane volumes primarily reflects increased demand caused by an earlier home heating and an improved crop drying season.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $4.9 billion, increased $1.1 billion (29%) during the three months ended November 30, 2008 compared to the three months ended November 30, 2007. Grain revenues in our Ag Business segment totaled $3.8 billion and $2.9 billion during the three months ended November 30, 2008 and 2007, respectively. Of the grain revenues increase of $0.9 billion (31%), $62.5 million is attributable to increased volumes and $832.5 million is due to increased average grain selling prices during the three months ended November 30, 2008 compared to the same period last fiscal year. The average sales price of all grain and oilseed commodities sold reflected an increase of $1.85 per bushel (28%) over the same three-month period in fiscal 2008. The 2008 fall harvest produced good yields throughout most of the United States, with the quality of most grains rated as good. The average month-end market price per bushel of corn increased approximately $0.35 when compared to the three months ended November 30, 2007, while the average month-end market price for spring wheat and soybeans decreased $2.32 and $0.76, respectively. Volumes increased 2% during the three months ended November 30, 2008 compared with the same period of a year ago.

Wholesale crop nutrient revenues in our Ag Business segment totaled $633.6 million and $533.5 million during the three months ended November 30, 2008 and 2007, respectively. Of the wholesale crop nutrient revenues increase of $100.1 million (19%), $310.4 million is due to increased average fertilizer selling prices and $210.3 million is attributable to decreased volumes during the three months ended November 30, 2008 compared to the same period last fiscal year. The average sales price of all fertilizers sold reflected an increase of $326 per ton (96%) over the same three-month period in fiscal 2008. Volumes decreased 39% during the three months ended November 30, 2008 compared with the same period of a year ago mainly due to higher fertilizer prices and a wetter fall, making it difficult for farmers to spread fertilizers.

Our Ag Business segment non-grain or non-wholesale crop nutrients product revenues of $483.6 million increased by $110.6 million (30%) during the three months ended November 30, 2008 compared to the three months ended November 30, 2007, primarily the result of increased revenues in our country operations business of retail crop nutrients, feed, crop protection and energy products. Other revenues within our Ag Business segment of $47.6 million during the three months ended November 30, 2008 increased $5.4 million (13%) compared to the three months ended November 30, 2007, primarily from grain handling and service revenues.

Our Processing segment revenues, after elimination of intersegment revenues, of $310.3 million increased $67.1 million (28%) during the three months ended November 30, 2008 compared to the three months ended November 30, 2007. Because our wheat milling and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. Oilseed processing revenues increased $20.3 million (17%), of which $21.7 million was due to higher average sales prices, partially offset by a $1.4 million (1%) net decrease in sales volume. Oilseed refining revenues increased $40.6 million (35%), of which $52.0 million was due to higher average sales prices, partially offset by an $11.4 million (10%) net decrease in sales volume. The average selling price of processed oilseed increased $42 per ton (18%) and the average selling price of refined oilseed products increased $0.21 per pound (49%) compared to the same three-month period of fiscal 2008. The changes in the average selling price of products are primarily driven by the average higher price of soybeans.

Cost of Goods Sold.  Consolidated cost of goods sold were $7.4 billion for the three months ended November 30, 2008 compared to $6.2 billion for the three months ended November 30, 2007, which represents a $1.2 billion (19%) increase.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $2.2 billion decreased by $52.1 million (2%) during the three months ended November 30, 2008 compared to the same period of the prior year. The decrease in cost of goods sold is primarily due to decreased per unit costs for refined fuels products. On a more product-specific basis, the average cost of refined fuels decreased $0.08 (3%) per gallon and volumes decreased less than 1% compared to the three months ended November 30, 2007. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost decrease is primarily related to lower input costs at our two crude oil refineries and lower average prices on the refined products that we purchased for resale compared to the three months ended November 30, 2007. The average per unit cost of crude oil purchased for the two refineries decreased 7% compared to the three months ended November 30, 2007. Renewable fuels marketing costs decreased $72.1 million (32%), mostly from a 37% decrease in volumes driven by the loss of two customers, when compared with the same three-month period in the previous year. The average cost of propane increased $0.07 (5%) per gallon and volumes increased 51% compared to the three months ended November 30, 2007. The increase in propane volumes primarily reflects increased demand caused by an earlier home heating season and an improved crop drying season.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $4.9 billion, increased $1.2 billion (33%) during the three months ended November 30, 2008 compared to the same period of the prior year. Grain cost of goods sold in our Ag Business segment totaled $3.7 billion and $2.8 billion during the three months ended November 30, 2008 and 2007, respectively. The cost of grains and oilseed procured through our Ag Business segment increased $923.4 million (33%) compared to the three months ended November 30, 2007. This is primarily the result of a $1.92 (30%) increase in the average cost per bushel and a 2% net increase in bushels sold as compared to the prior year. Corn and soybeans reflected volume increases compared to the three months ended November 30, 2007. The average month-end market price per bushel of corn increased compared to the same three-month period a year ago, while the average month-end market price for spring wheat and soybeans decreased.

Wholesale crop nutrients cost of goods sold in our Ag Business segment totaled $656.2 million and $510.2 million during the three months ended November 30, 2008 and 2007, respectively. Of this $146.0 million (29%) increase in wholesale crop nutrients cost of goods sold, $56.8 million is due to the lower-of-cost or market adjustment on inventories, as previously discussed. The average cost per ton of fertilizer increased $309 (95%), excluding the lower-of-cost or market adjustment, while net volumes decreased 39% when compared to the same three-month period in the prior year. The net volume decrease is mainly due to higher fertilizer prices and a wetter fall, making it difficult for farmers to spread fertilizers.

Our Ag Business segment cost of goods sold, excluding the cost of grains and wholesale crop nutrients procured through this segment, increased during the three months ended November 30, 2008 compared to the three months ended November 30, 2007, primarily due to higher volumes and price per unit costs for retail crop nutrients, crop protection, feed and energy products. The volume increases resulted primarily from acquisitions made and reflected in the reporting periods.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $292.0 million increased $59.0 million (25%) compared to the three months ended November 30, 2007, which was primarily due to increased costs of soybeans, partially offset by volume decreases.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $87.7 million for the three months ended November 30, 2008 increased by $21.3 million (32%) compared to the three months ended November 30, 2007. The net increase of $21.3 million includes acquisitions, expansion of foreign operations, increased performance-based incentive plan expense and general inflation.

Loss (Gain) on Investments.  Net loss on investments of $55.0 million for the three months ended November 30, 2008 compared to a net gain on investments of $94.9 million for the three months ended November 30, 2007, reflects a decrease in earnings of $149.9 million (158%). During our first quarter of fiscal 2009, we recorded a $70.7 million impairment on our investment in VeraSun in our Processing segment. The impairment was based on VeraSun’s market value of $0.28 per share on its last day of trading, November 3, 2008. This loss was partially offset by a gain on investments in our Energy segment. We sold all of our

180,000 shares of NYMEX Holdings stock for proceeds of $16.1 million and recorded a pretax gain of $15.7 million.

In our first fiscal quarter of 2008, we sold all of our 1,610,396 shares of CF Industries Holdings stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. Also included in our Energy and Ag Business segments and Corporate and Other were gains on available-for-sale securities sold of $17 thousand, $2.9 million and $1.0 million, respectively. These gains were partially offset by losses on investments of $0.6 million in our Processing segment.

Interest, net.  Net interest of $20.2 million for the three months ended November 30, 2008 increased $6.6 million (49%) compared to the same period last fiscal year. Interest expense for the three months ended November 30, 2008 and 2007 was $21.5 million and $18.4 million, respectively. Interest income, generated primarily from marketable securities, was $1.3 million and $4.9 million, for the three months ended November 30, 2008 and 2007, respectively. The interest expense increase of $3.1 million (17%) includes $2.6 million from the consolidation of Cofina Financial. Through August 31, 2008, we held a 49% ownership interest in Cofina Financial and accounted for our investment using the equity method of accounting. On September 1, 2008, we purchased Cenex Finance Association’s 51% ownership interest. In addition, interest expense increased from a decrease in capitalized interest of $3.4 million. It was partially offset by decreases in the average short-term interest rate and short-term borrowings for loans excluding Cofina Financial. For the three months ended November 30, 2008 and 2007, we capitalized interest of $0.9 million and $4.3 million, respectively, primarily related to construction projects in our Energy segment. The average short-term interest rate decreased 3.26% for loans excluding Cofina Financial, while the average level of short-term borrowings decreased $625.9 million during the three months ended November 30, 2008, compared to the same three-month period in fiscal 2008, mostly due to decreased working capital needs. Also, in October 2007, we entered into a private placement with several insurance companies and banks for additional long-term debt in the amount of $400.0 million with an interest rate of 6.18%, which primarily replaced short-term debt. The net decrease in interest income of $3.6 million (73%) was primarily at NCRA within our Energy segment, which primarily relates to marketable securities.

Equity Income from Investments.  Equity income from investments of $20.7 million for the three months ended November 30, 2008 decreased $10.5 million (34%) compared to the three months ended November 30, 2007. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net decrease in equity income from investments was attributable to reduced earnings from investments in our Processing segment of $10.9 million and Corporate and Other of $1.4 million, and was partially offset by improved equity income from investments in our Energy and Ag Business segments of $0.1 million and $1.7 million, respectively.

Our Processing segment generated reduced earnings of $10.9 million from equity investments. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded reduced earnings of $5.5 million compared to the same three-month period in fiscal 2008. Ventura Foods’ decrease in earnings was primarily due to higher commodity prices resulting in lower margins on the products sold. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our Ventura Foods joint venture. Horizon Milling, our domestic and Canadian wheat milling joint ventures, recorded reduced earnings of $3.2 million, net. Volatility in the grain markets created opportunities for increased wheat margins for Horizon Milling during the first quarter of fiscal 2008 and have continued with reduced margins in fiscal 2009. Typically results are affected by U.S. dietary habits and although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back into production as consumption of flour products increases, which may depress gross margins in the milling industry. During our first fiscal quarter of 2008, we recorded equity earnings of $2.3 million related to US BioEnergy, an ethanol manufacturing company in which we held a minority ownership interest. Effective April 1, 2008, US BioEnergy and VeraSun completed a merger, and as a result of our change in ownership interest we no longer have significant influence, and therefore account for VeraSun, the surviving entity, as an available-for-sale investment.

Corporate and Other generated reduced earnings of $1.4 million from equity investment earnings, as compared to the three months ended November 30, 2007, primarily due to our consolidating Cofina Financial.

Our Energy segment generated increased equity investment earnings of $0.1 million related to an equity investment held by NCRA.

Our Ag Business segment generated improved earnings of $1.7 million from equity investments. Our share of equity investment earnings or losses in Agriliance increased earnings by $6.2 million, net of a Canadian agronomy joint venture from improved retail margins. We had a net decrease of $4.1 million from our share of equity investment earnings in our grain marketing joint ventures during the three months ended November 30, 2008 compared to the same period the previous year, which is primarily related to decreased export margins. Our country operations business reported an aggregate decrease in equity investment earnings of $0.4 million from several small equity investments.

Minority Interests.  Minority interests of $22.2 million for the three months ended November 30, 2008 decreased by $0.8 million (4%) compared to the three months ended November 30, 2007. This net decrease was a result of less profitable operations within our majority-owned subsidiaries compared to the same three-month period in the prior year. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense of $18.9 million for the three months ended November 30, 2008 compared with $36.9 million for the three months ended November 30, 2007, resulting in effective tax rates of 12.1% and 10.9%, respectively. During the quarter ended November 30, 2008, we provided a valuation allowance related to the carryforward of certain capital losses of $21.2 million. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the three-month periods ended November 30, 2008 and 2007. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Comparison of the years ended August 31, 2008 and 2007

General.  We recorded income before income taxes of $874.6 million in fiscal 2008 compared to $797.4 million in fiscal 2007, an increase of $77.2 million (10%). These results reflected increased pretax earnings in our Ag Business segment, and Corporate and Other, while our Energy and Processing segments reflected decreased pretax earnings.

Our Energy segment generated income from continuing operations before income taxes of $299.7 million for the year ended August 31, 2008 compared to $613.3 million in fiscal 2007. This decrease in earnings of $313.6 million (51%) is primarily from lower margins at the NCRA refinery in McPherson, Kansas and at our Laurel refinery, in addition to reduced margins on refined fuels from a planned major maintenance project, during which time our production was reduced at our Laurel, Montana refinery. Earnings in our lubricants, renewable fuels marketing, propane and transportation businesses improved during fiscal 2008 when compared to fiscal 2007.

Our Ag Business segment generated income from continuing operations before income taxes of $568.3 million for the year ended August 31, 2008 compared to $118.3 million in fiscal 2007, an increase in earnings of $450.0 million (381%). In our first fiscal quarter of 2007, we sold approximately 25% of our investment in CF, a domestic fertilizer manufacturer in which we held a minority interest, for which we received cash of $10.9 million and recorded a gain of $5.3 million. During the first quarter of fiscal 2008, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. As previously discussed, during the first quarter of fiscal 2008, we received the crop nutrients business of Agriliance through a distribution of assets to us which generated $137.5 million in pretax earnings for fiscal 2008, and includes strong demand for fertilizer. Prior to the distribution, we reflected 50% of these earnings through our equity income from our investment in Agriliance. Due to the distribution by Agriliance of the wholesale and some of the retail businesses to us and Land O’Lakes, the operating performance remaining within the Agriliance operations for fiscal 2008 is primarily their retail business. Our share of the remaining agronomy joint venture earnings, net of allocated internal expenses, was $32.0 million less than in fiscal 2007. Strong demand and increased volumes for grain and oilseed products, much of it driven by increased U.S. ethanol production, contributed to improved performances by our country operations and grain marketing businesses. Our country operations earnings increased $74.4 million, primarily as a result of overall improved product margins, including historically high margins on grain and agronomy transactions. Continued market expansion into Colorado, Kansas and Oklahoma also increased country operations volumes. Our grain marketing operations improved earnings by $183.7 million during fiscal 2008 compared with fiscal 2007, primarily from increased grain volumes and improved margins on those grains, and also included strong earning performances from our joint ventures. Volatility in the grain markets creates opportunities for increased grain margins, and additionally during years 2008 and 2007, increased interest in renewable fuels, and changes in transportation costs, shifted marketing patterns and dynamics for our grain marketing business.

Our Processing segment generated a net loss from continuing operations before income taxes of $5.8 million for the year ended August 31, 2008, compared to income of $53.6 million in fiscal 2007, a decrease in earnings of $59.4 million (111%). Our share of earnings, net of allocated internal expenses, related to US BioEnergy, an ethanol manufacturing company in which we held a minority ownership interest, decreased $96.1 million for fiscal 2008 compared to fiscal 2007. During the fiscal quarter ended August 31, 2008, we recorded an impairment $71.7 million to our investment in VeraSun, as previously discussed. Effective April 1, 2008, US BioEnergy and VeraSun completed a merger, and as a result of our change in ownership interest, we no longer have significant influence, and account for VeraSun, the surviving entity, as an available-for-sale investment. In August 2006, US BioEnergy filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an IPO, and in December 2006, the IPO was completed. The effect of the issuance of additional shares of US BioEnergy was to dilute our ownership interest down from approximately 25% to 21%. Due to US BioEnergy’s increase in equity, we recognized a non-cash net gain of $15.3 million during fiscal 2007 on our investment to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. Our share of earnings from Ventura Foods, our packaged foods joint venture, net of allocated internal expenses, decreased $15.8 million during fiscal 2008 compared to fiscal 2007, primarily as the result of increased commodity prices reducing margins on the products sold compared to fiscal 2007. Oilseed processing earnings increased $23.5 million during fiscal 2008 compared to fiscal 2007, primarily due to improved margins in our crushing operations, partially offset by slightly reduced margins in our refining operations. Our share of earnings from our wheat milling joint ventures, net of allocated internal expenses, improved by $29.0 million in fiscal 2008 compared to fiscal 2007.

Corporate and Other generated income from continuing operations before income taxes of $12.3 million for the year ended August 31, 2008 compared to $12.2 million in fiscal 2007, an increase in earnings of $0.1 million (1%). This improvement is primarily attributable to our business solutions’ financial and hedging services.

Net Income.  Consolidated net income for the year ended August 31, 2008 was $803.0 million compared to $756.7 million for the year ended August 31, 2007, which represented a $46.3 million (6%) increase.

Revenues.  Consolidated revenues of $32.2 billion for the year ended August 31, 2008 compared to $17.2 billion for the year ended August 31, 2007, which represented a $15.0 billion (87%) increase.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derive other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receive other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $11.2 billion increased by $3.3 billion (42%) during the year ended August 31, 2008 compared to fiscal 2007. During the years ended August 31, 2008 and 2007, our Energy segment recorded revenues from our Ag Business segment of

$322.5 million and $228.9 million, respectively. The net increase in revenues of $3.3 billion is comprised of a net increase of $3.0 billion related to price appreciation, primarily on refined fuels and a $253.7 million net increase in sales volume, primarily on renewable fuels marketing. Refined fuels revenues increased $2.5 billion (46%), of which $2.3 billion was related to a net average selling price increase and $158.3 million was attributable to increased volumes, compared to fiscal 2007. The sales price of refined fuels increased $0.88 per gallon (43%) and volumes increased 2% when comparing fiscal 2008 with fiscal 2007. Higher crude oil prices, strong global demand and limited refining capacity contributed to the increase in refined fuels selling prices. Renewable fuels marketing revenues increased $289.3 million (34%), mostly from a 28% increase in volumes when compared with the same period in the previous year. Propane revenues increased by $148.6 million (25%), of which $199.6 million related to an increase in the net average selling price, and were partially offset by $51.0 million related to a decrease in volumes, when compared to fiscal 2007. Propane sales volume decreased 6% in comparison to the same period of the prior year, while the average selling price increased $0.37 per gallon (34%). Propane prices tend to follow the prices of crude oil and natural gas, both of which increased during fiscal 2008 compared to the same period in 2007. Propane prices are also affected by changes in propane demand and domestic inventory levels. The decrease in propane volumes primarily reflects a loss of crop drying season with less moisture in the fall 2007 harvest and reduced demand due to higher prices.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $19.7 billion increased $11.1 billion (130%) during the year ended August 31, 2008 compared to fiscal 2007. Grain revenues in our Ag Business segment totaled $15.0 billion and $7.1 billion during the years ended August 31, 2008 and 2007, respectively. Of the grain revenues increase of $7.8 billion (110%), $3.6 billion is attributable to increased volumes and $4.2 billion is due to increased average grain selling prices during fiscal 2008 compared to fiscal 2007. The average sales price of all grain and oilseed commodities sold reflected an increase of $3.19 per bushel (59%). The 2007 fall harvest produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. Despite the good harvest, prices for nearly all grain commodities increased because of strong demand, particularly for corn, which is used as the feedstock for most ethanol plants as well as for livestock feed. The average month-end market price per bushel of spring wheat, soybeans and corn increased approximately $5.62, $5.32 and $1.67, respectively, when compared to the prices of those same grains for fiscal 2007. Volumes increased 32% during fiscal 2008 compared with the same period of a year ago. Corn, wheat, soybeans and barley reflected the largest volume increases compared to fiscal 2007. In September 2007, we began recording revenues from the distributed crop nutrients business of Agriliance reflecting $2.7 billion for fiscal 2008. Our Ag Business segment revenues of $1.8 billion for products other than grain and wholesale crop nutrients increased by $554.2 million (43%) during fiscal 2008 compared to the same period in fiscal 2007, primarily the result of increased revenues of retail crop nutrients, energy, crop protection, feed, seed and processed sunflower products. Other revenues within our Ag Business segment of $177.4 million during fiscal 2008 increased $47.2 million (36%) compared to fiscal 2007, primarily from grain handling and service revenues.

Our Processing segment revenues, after elimination of intersegment revenues, of $1.3 billion increased $544.5 million (72%) during the year ended August 31, 2008 compared to fiscal 2007. Because our wheat milling and packaged foods operations through non-consolidated joint ventures, sales revenues reported in our Processing segment are entirely from our oilseed processing operations. Higher average sales prices of processed oilseed increased revenues by $259.4 million, while processed soybean volumes increased 8%, accounting for an increase in revenues of $51.9 million. Oilseed refining revenues increased $216.6 million (60%), of which $220.2 million was due to higher average sales prices and were partially offset by $3.6 million due to a less than 1% decrease in sales volume. Oilseed flour revenues increased $8.0 million (49%). The average selling price of processed oilseed increased $124 per ton (69%) and the average selling price of refined oilseed products increased $0.20 per pound (61%) compared to the same period of fiscal 2007. The changes in the average selling price of products are primarily driven by the higher price of soybeans.

Cost of Goods Sold.  Consolidated cost of goods sold of $31.0 billion for the year ended August 31, 2008 compared to $16.1 billion for the year ended August 31, 2007, which represents a $14.9 billion (92%) increase.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $10.7 billion increased by $3.7 billion (52%) during the year ended August 31, 2008 compared to fiscal 2007. The increase in cost of goods sold is primarily due to increased per unit costs for refined fuels and propane products. On a more product-specific basis, the average cost of refined fuels increased $0.93 (47%) per gallon and volumes increased 2% compared to fiscal 2007. We refine approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost increase is primarily related to higher input costs at our two crude oil refineries and higher average prices on the refined products that we purchased for resale compared to fiscal 2007. The average per unit cost of crude oil purchased for the two refineries increased 67% compared to fiscal 2007. The average cost of propane increased $0.36 (33%) per gallon, while volumes decreased 6% compared to fiscal 2007.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $19.1 billion increased $10.7 billion (128%) during the year ended August 31, 2008 compared to fiscal 2007. Grain cost of goods sold in our Ag Business segment totaled $14.6 billion and $7.0 billion during the years ended August 31, 2008 and 2007, respectively. The cost of grains and oilseed procured through our Ag Business segment increased $7.6 billion (108%) compared to fiscal 2007. This is the result of an increase of $3.06 (57%) in the average cost per bushel along with a 32% net increase in bushels sold as compared to the prior year. Corn, wheat, soybeans and barley reflected the largest volume increases compared to fiscal 2007. Commodity prices on spring wheat, soybeans and corn have increased compared to the prices that were prevalent during the same period in fiscal 2007. In September 2007, we began recording cost of goods sold from the distributed crop nutrients business of Agriliance reflecting $2.5 billion for the year ended August 31, 2008. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the year ended August 31, 2008 compared to fiscal 2007, primarily due to higher volumes and price per unit costs for crop nutrients, energy, feed, crop protection, seed and processed sunflower products. The volume increases resulted primarily from acquisitions made and reflected in the reporting periods.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $1.2 billion, increased $514.5 million (71%) during the year ended August 31, 2008 compared to fiscal 2007, which was primarily due to increased costs of soybeans in addition to volume increases in our soybean crushing operations.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $330.0 million for the year ended August 31, 2008 increased by $84.6 million (35%) compared to fiscal 2007. The net increase of $84.6 million includes $35.6 million from our crop nutrients business reflected in our Ag Business segment, which was previously recorded in our equity investment reported earnings of Agriliance. The remaining net change of $49.0 million (20%) includes increased performance-based incentive plan expense, in addition to other employee benefits (primarily medical and pension), general inflation and acquisitions.

Gain on Investments.  Gain on investments of $29.2 million for the year ended August 31, 2008, increased by $8.6 million (42%). During fiscal 2007, we sold 540,000 shares of our CF stock, included in our Ag Business segment, for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership interest in CF to approximately 2.9%. During fiscal 2008, we sold all of our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. Also during fiscal 2008 included in our Energy and Ag Business segments and Corporate and Other were gains on available-for-sale securities sold of $35 thousand, $9.1 million and $0.9 million, respectively. These gains were partially offset by losses on investments of $72.5 million in our Processing segment. During the fiscal quarter ended August 31, 2008, we recorded an impairment of our investment in VeraSun by $71.7 million ($55.3 million net of taxes), based on VeraSun’s market value of $5.76 per share on August 29, 2008 as previously discussed. Also in August 2006, US BioEnergy, now VeraSun, filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering (IPO), and in December 2006, the IPO was completed. The effect of the issuance of additional shares of US BioEnergy was to dilute our ownership interest down from approximately 25% to 21%. Due to US BioEnergy’s increase in equity, we recognized a non-cash net gain of $15.3 million during fiscal 2007 on our investment to reflect our proportionate share of the increase in the underlying equity of US BioEnergy.

Interest, net.  Net interest of $76.5 million for the year ended August 31, 2008 increased $45.4 million (146%) compared to fiscal 2007. Interest expense for the years ended August 31, 2008 and 2007 was $90.4 million and $51.8 million, respectively. Interest income, generated primarily from marketable securities, was $13.9 million and $20.7 million, for the years ended August 31, 2008 and 2007, respectively. The interest expense increase of $38.6 million (74%) primarily relates to an increase in borrowings, which was created by higher working capital needs, in addition to a decrease in capitalized interest of $1.9 million, partially offset by a decrease in the average short-term interest rate. For the years ended August 31, 2008 and 2007, we capitalized interest of $9.8 million and $11.7 million, respectively, primarily related to construction projects in our Energy segment for financing interest on our coker project. The average level of short-term borrowings increased $473.0 million (149%) during the year ended August 31, 2008 compared to fiscal 2007, while the average short-term interest rate decreased 1.70% (30%). Higher commodity prices and increased volumes, primarily within our Ag Business (including working capital needs from our crop nutrients business) and Processing segments, increased those segments’ interest, net by $35.1 million and $7.2 million, respectively. Also, in October 2007, we entered into a private placement with several insurance companies and banks for additional long-term debt in the amount of $400.0 million with an interest rate of 6.18%, which primarily replaced short-term debt. The net decrease in interest income of $6.8 million (33%), was primarily Corporate and Other relating to a decrease of interest income on our hedging and other services, and was partially offset by increased interest income at NCRA within our Energy segment, which primarily relates to marketable securities.

Equity Income from Investments.  Equity income from investments of $150.4 million for the year ended August 31, 2008 increased $40.7 million (37%) compared to fiscal 2007. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net increase in equity income from investments was attributable to improved earnings from investments in our Energy, Ag Business and Processing segments, and Corporate and Other. These improvements included $0.6 million for Energy, $31.2 million for Ag Business, $8.2 million for Processing, and $0.7 million for Corporate and Other.

Our Ag Business segment generated improved earnings of $31.2 million from equity investments. Our share of equity investment earnings or losses in Agriliance and a Canadian agronomy joint venture decreased earnings by $37.0 million, primarily related to the distribution of their wholesale crop nutrient and crop protection products businesses, partially offset by improved margins for their southern retail operations. In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Agriliance continues to exist as a 50-50 joint venture and primarily operates an agronomy retail distribution business. We had improvements of $65.9 million from our share of equity investment earnings in our grain marketing joint ventures during the year ended August 31, 2008, compared to fiscal 2007. The improvements in earnings of our grain marketing equity investments are primarily related to increased volumes and improved margins on those volumes at export terminals. Our country operations business reported an aggregate increase in equity investment earnings of $2.3 million from several small equity investments.

Our Processing segment generated improved earnings of $8.2 million from equity investments. Our equity investment earnings from US BioEnergy, prior to the merger with VeraSun, were $6.7 million less during fiscal 2008 compared to fiscal 2007, primarily from reduced margins resulting from higher input costs. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded reduced earnings of $15.6 million, and Horizon Milling, our domestic and Canadian wheat milling joint ventures, along with a small milling investment, recorded combined improved earnings of $30.5 million, net compared to fiscal 2007. Ventura Foods’ decrease in earnings was primarily due to higher commodity prices resulting in lower margins on the products sold. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our Ventura Foods joint venture. Horizon Milling’s improved results were related to merchandising margins during our year ended August 31, 2008. Typically, results are affected by U.S. dietary habits and although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back into production as consumption of flour products increases, which may depress gross margins in the milling industry.

Our Energy segment generated increased equity investment earnings of $0.6 million primarily related to improved margins in an equity investment held by NCRA, and Corporate and Other generated improved earnings of $0.7 million from equity investment earnings, primarily from Cofina Financial, our financial services equity investment, as compared to fiscal 2007.

Minority Interests.  Minority interests of $72.2 million for the year ended August 31, 2008 decreased by $71.1 million (50%) compared to fiscal 2007. This net decrease was a result of less profitable operations within our majority-owned subsidiaries compared to fiscal 2007. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense of $71.5 million for the year ended August 31, 2008, compares with $40.7 million for fiscal 2007, resulting in effective tax rates of 8.2% and 5.1%, respectively. During the year ended August 31, 2007, we recognized additional tax benefits of $9.6 million related to export incentive credits. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2008 and 2007. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Comparison of the years ended August 31, 2007 and 2006

General.  We recorded income from continuing operations before income taxes of $797.4 million in fiscal 2007 compared to $564.1 million in fiscal 2006, an increase of $233.3 million (41%). These results reflected increased pretax earnings in our Energy, Ag Business and Processing segments, and Corporate and Other.

Our Energy segment generated income from continuing operations before income taxes of $613.3 million for the year ended August 31, 2007 compared to $432.8 million in fiscal 2006. This increase in earnings of $180.5 million (42%) is primarily attributable to higher margins on refined fuels, which resulted mainly from changes in the refining capacity and global demand, including industry supply shortages. Earnings in our propane business increased significantly, from a $1.5 million loss in fiscal 2006 to income of $9.7 million during fiscal 2007. Earnings in our renewable fuels marketing, lubricants and transportation businesses also improved during fiscal 2007 when compared to fiscal 2006.

Our Ag Business segment generated income from continuing operations before income taxes of $118.3 million for the year ended August 31, 2007 compared to $91.7 million in fiscal 2006, an increase in earnings of $26.6 million (29%). Strong demand for grain and oilseeds, much of it driven by increased U.S. ethanol production, contributed to improved performances by both our grain marketing and country operations businesses. Our country operations earnings increased $17.0 million, primarily as a result of overall improved product margins, including historically high margins on agronomy, energy, processed sunflower and grain transactions. Continued market expansion into Kansas and Oklahoma also increased country operations volumes. Our grain marketing operations improved earnings by $2.3 million during the year ended August 31, 2007 compared with fiscal 2006, primarily from increased grain volumes. Volatility in the grain markets creates opportunities for increased grain margins, and additionally during 2007, increased interest in renewable fuels, and changes in transportation costs shifted marketing patterns and dynamics for our grain marketing business. Improved earnings generated by Agriliance, an agronomy joint venture in which we hold a 50% interest, resulted in a $2.0 million increase in our share of that joint venture’s earnings, net of an impairment of retail assets, a Canadian agronomy joint venture and allocated internal expenses. These improved earnings were attributable to improved margins for wholesale and retail crop nutrient products sold during the spring planting season, partially offset by our share of an impairment of retail assets of $10.2 million. Additionally, in our first fiscal quarter of 2007, we sold approximately 25% of our investment in CF, a domestic fertilizer manufacturer in which we held a minority interest, for which we received cash of $10.9 million and recorded a gain of $5.3 million.

Our Processing segment generated income from continuing operations before income taxes of $53.6 million for the year ended August 31, 2007 compared to $28.5 million in fiscal 2006, an increase in earnings of $25.1 million (88%). Oilseed processing earnings increased $2.2 million during the year ended August 31, 2007 as compared to fiscal 2006. This was primarily the result of improved crushing margins, partially offset by reduced oilseed refining margins. Contributing factors include a 7% increase in volume at our two crushing facilities, but primarily includes significant improvement in oilseed crushing margins, when comparing the year ended August 31, 2007 with fiscal 2006. Our share of earnings from Ventura Foods, our packaged foods joint venture, net of allocated internal expenses, increased by $3.0 million during the year ended August 31, 2007 compared to fiscal 2006, primarily from improved product margins. Our share of earnings from our wheat milling joint ventures, net of allocated internal expenses, reported improved earnings of $0.8 million for fiscal 2007 compared to fiscal 2006. Our share of earnings from US BioEnergy, an ethanol manufacturing company in which we hold a minority ownership interest, net of allocated internal expenses, increased by $3.8 million during fiscal 2007 compared to fiscal 2006. In December 2006, US BioEnergy completed an IPO and the effect of the issuance of additional shares of its stock was to dilute our ownership interest from approximately 25% to 21%. Due to US BioEnergy’s increase in equity, we recognized a non-cash net gain of $11.4 million on our investment to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. Subsequent to the IPO, our ownership interest decreased to approximately 19%, and our gain was increased by $3.9 million, to bring the net gain to a total of $15.3 million during fiscal 2007.

Corporate and Other generated income from continuing operations before income taxes of $12.2 million for the year ended August 31, 2007 compared to $11.1 million in fiscal 2006, an increase in earnings of $1.1 million (10%). This improvement is primarily attributable to our business solutions’ financial and hedging services.

Net Income.  Consolidated net income for the year ended August 31, 2007 was $756.7 million compared to $505.4 million for the year ended August 31, 2006, which represented a $251.3 million (50%) increase.

Revenues.  Consolidated revenues of $17.2 billion for the year ended August 31, 2007 compared to $14.4 billion for the year ended August 31, 2006, which represented a $2.8 billion (20%) increase.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derive other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receive other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $7.9 billion increased by $704.2 million (10%) during the year ended August 31, 2007 compared to fiscal 2006. During the years ended August 31, 2007 and 2006, our Energy segment recorded revenues from our Ag Business segment of $228.9 million and $242.4 million, respectively. The revenues net increase of $704.2 million is comprised of a net increase of $624.0 million in sales volume and a $80.2 million increase related to a net price appreciation on refined fuels, renewable fuels and propane products. The net change in revenues includes volume increases of $606.0 million from our ethanol marketing venture, which we acquired in April of fiscal 2006. Refined fuels revenues increased $94.5 million (2%), of which $111.2 million was due to increased volumes, partially offset by $16.7 million related to a net average selling price decrease compared to fiscal 2006. Our refined fuels volumes increased 2%, while the sales price of refined fuels decreased, only slightly, or less than $0.01 per gallon, when comparing the year ended August 31, 2007 with fiscal 2006. Lower crude oil prices during fiscal 2007 compared to fiscal 2006 were primarily attributable to the effects of the hurricanes in the United States during the fall of 2005. Production disruptions due to hurricanes during the fall of 2005 along with strong demand contributed to the increases in refined fuels selling prices during fiscal 2006. Propane revenues decreased by $125.5 million (17%), of which $165.1 million was related to decreases in volume, partially offset by $39.6 million related to a net average selling price increase when compared to fiscal 2006. Propane sales volume decreased 22% in comparison to fiscal 2006, while the average selling price of propane increased $0.06 per gallon (6%). Propane prices tend to follow the prices of crude oil and natural gas, both of which decreased during the year ended August 31, 2007 compared to fiscal 2006, and are also affected by changes in propane demand and domestic inventory levels. The decrease in propane volumes reflects a loss of exclusive propane marketing rights at our former supplier’s proprietary terminals.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $8.6 billion increased $2.0 billion (30%) during the year ended August 31, 2007 compared to fiscal 2006. Grain revenues in our Ag Business segment totaled $7.1 billion and $5.3 billion during the years ended August 31, 2007 and 2006, respectively. Of the grain revenues increase of $1.8 billion (34%), $1.3 billion is due to increased average grain selling prices and $521.0 million is attributable to increased volumes during the year ended August 31, 2007 compared to fiscal 2006. The average sales price of all grain and oilseed commodities sold reflected an increase of $1.05 per bushel (24%). The 2006 fall harvest produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. Despite the good harvest, prices for nearly all grain commodities increased because of strong demand, particularly for corn, which is used as the feedstock for most ethanol plants as well as for livestock feed. The average month-end market price per bushel of corn, soybeans and spring wheat increased approximately $1.33, $1.63 and $1.20, respectively, when compared to the prices of those same grains for fiscal 2006. Volumes increased 8% during the year ended August 31, 2007 compared with fiscal 2006. Corn and soybeans had the largest volume increases compared to fiscal 2006, followed by barley and wheat. Our Ag Business segment non-grain product revenues of $1.3 billion increased by $196.0 million (18%) during the year ended August 31, 2007 compared to fiscal 2006, primarily the result of increased revenues of crop nutrients, energy, seed, crop protection, feed and processed sunflower products. Other revenues within our Ag Business segment of $130.2 million during the year ended August 31, 2007 decreased $4.7 million (4%) compared to fiscal 2006 and is primarily attributable to reduced storage and handling revenues.

Our Processing segment revenues, after elimination of intersegment revenues, of $754.4 million increased $140.3 million (23%) during the year ended August 31, 2007 compared to fiscal 2006. Because our wheat milling, renewable fuels and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. Processed soybean volumes increased 8%, accounting for an increase in revenues of $27.8 million, and a higher average sales price of processed oilseed and other revenues increased total revenues for this segment by $42.4 million. Oilseed refining revenues increased $66.6 million (23%), of which $50.4 million was due to a higher average sales price and $16.1 million was due to a net increase in sales volume. The average selling price of processed oilseed increased $22 per ton and the average selling price of refined oilseed products increased $0.05 per pound compared to 2006. Increased processed soyflour sales of $3.5 million (27%) accounts for the remaining increase in revenues. The changes in the average selling price of products are primarily driven by the higher price of soybeans.

Cost of Goods Sold.  Consolidated cost of goods sold of $16.1 billion for the year ended August 31, 2007 compared to $13.5 billion for the year ended August 31, 2006, which represents a $2.6 billion (19%) increase.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $7.0 billion increased by $473.2 million (7%) during the year ended August 31, 2007 compared to fiscal 2006. This net change includes increased cost of goods sold of $624.5 million related to changes in volume from our ethanol marketing venture, which we acquired in April of fiscal 2006. The remaining change in cost of goods sold is primarily due to decreased volumes of propane, partially offset by increased net average per gallon costs of propane. The propane volumes decreased 22%, while the average cost of propane increased $0.05 (5%) compared to the year ended August 31, 2006. The average cost of refined fuels decreased by $0.02 (1%) per gallon, while volumes increased 2% compared to the year ended August 31, 2006. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost decrease on refined fuels is reflective of lower input costs at our two crude oil refineries compared to the year ended August 31, 2006. The average per unit cost of crude oil purchased for the two refineries decreased 4% compared to the year ended August 31, 2006.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $8.4 billion increased $2.0 billion (31%) during the year ended August 31, 2007 compared to fiscal 2006. Grain cost of goods sold in our Ag Business segment totaled $7.0 billion and $5.3 billion during the years ended August 31, 2007 and 2006, respectively. The cost of grains and oilseed procured through our Ag Business segment increased $1.7 billion (34%) compared to the year ended August 31, 2006. This is the result of an 8% increase in bushels sold along with an increase of $1.04 (24%) average cost per bushel as compared to fiscal 2006. Corn and soybeans had the largest volume increase compared to the year ended August 31, 2006 followed by barley and wheat. Commodity prices on corn, spring wheat and soybeans have increased compared to the prices that were prevalent during the same period in fiscal 2006. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the year ended August 31, 2007 compared to fiscal 2006, primarily due to higher volumes and price per unit costs of crop nutrients, energy, seed, crop protection, feed and processed sunflower products. The higher volumes are primarily related to acquisitions.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $726.1 million increased $137.8 million (23%) compared to the year ended August 31, 2006, which was primarily due to increased costs of soybeans in addition to increased volumes.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $245.4 million for the year ended August 31, 2007 increased by $14.1 million (6%) compared to fiscal 2006. The net increase of $14.1 million is primarily due to an increase of $1.0 million for educational funding and increased performance-based incentive plan expense, in addition to other employee benefits and general inflation, partially offset by a $3.0 million net increase in gains on disposals of fixed assets.

Gain on Investments.  During our first fiscal quarter in 2007, we sold approximately 25% of our investment in CF. We received cash proceeds of $10.9 million and recorded a gain of $5.3 million, which is reflected within the results reported for our Ag Business segment. In December 2006, US BioEnergy completed an IPO and the effect of the issuance of additional shares of its stock was to dilute our ownership interest from approximately 25% to 21%. Due to US BioEnergy’s increase in equity, we recognized a non-cash net gain of $11.4 million on our investment to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. Subsequent to the IPO, our ownership interest decreased to approximately 19% and our gain was increased by $3.9 million, which brings the net gain to a total of $15.3 million. This net gain is reflected in our Processing segment.

Interest, net.  Net interest of $31.1 million for the year ended August 31, 2007 decreased $10.2 million (25%) compared to fiscal 2006. Interest expense for the years ended August 31, 2007 and 2006 was $51.8 million and $50.6 million, respectively. Interest income, generated primarily from marketable securities, was $20.7 million and $9.3 million, for the years ended August 31, 2007 and 2006, respectively. The interest expense increase of $1.2 million (2%) includes an increase in short-term borrowings, primarily created by higher working capital needs, and an increase in the average short-term interest rate, partially offset by an increase in capitalized interest of $7.1 million. For the years ended August 31, 2007 and 2006, we capitalized interest of $11.7 million and $4.6 million, respectively, primarily related to construction projects in our Energy segment. The increase in capitalized interest primarily relates to financing interest on our coker project mostly during 2007, partially offset by the final stages of the ultra-low sulfur upgrades at our energy refineries during fiscal 2006. The average level of short-term borrowings increased $263.6 million during the year ended August 31, 2007 compared to fiscal 2006, and the average short-term interest rate increased 0.69%. The interest income increase of $11.4 million (124%) was primarily at NCRA within our Energy segment and relates to marketable securities and in Corporate and Other which relates to an increase in interest income on our hedging services.

Equity Income from Investments.  Equity income from investments of $109.7 million for the year ended August 31, 2007 increased $25.5 million (30%) compared to fiscal 2006. We record equity income or loss primarily from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net increase in equity income from investments was attributable to improved earnings from investments in all of our business segments and Corporate and Other. These improvements included $0.6 million for Energy, $10.9 million for Ag Business, $13.0 million for Processing, and $1.0 million for Corporate and Other.

Our Ag Business segment generated improved earnings of $10.9 million from equity investments. Our share of equity investment earnings or losses in Agriliance increased earnings by $3.0 million and is primarily attributable to improved margins for wholesale and retail crop nutrient products sold during the spring planting season, partially offset by an impairment related to repositioning of their retail operations. Our investment in a Canadian agronomy joint venture contributed an increase in earnings of $0.4 million. During the first fiscal quarter of 2007, we invested $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., which was owned jointly (50/50) with Multigrain Comercia, an agricultural commodities business headquartered in Sao Paulo, Brazil. We recorded income of $4.8 million during the year ended August 31, 2007 for that equity investment. This income for Multigrain S.A. includes a gain of $2.1 million on a sale of 25% of its investment during the fourth fiscal quarter of 2007. At the same time, Mitsui Corporation invested in this business so that as of August 31, 2007, our ownership interest in Multigrain S.A. was 37.5%. Our wheat exporting investment in United Harvest contributed improved earnings of $0.2 million, and our equity income from our investment in TEMCO, a joint venture which exports primarily corn and soybeans, also reflected $2.7 million of improved earnings. Our country operations business reported an aggregate decrease in equity investment earnings of $0.2 million for several small equity investments.

Our Processing segment generated improved earnings of $13.0 million from equity investments. During fiscal 2007 and 2006, we invested $115.4 million in US BioEnergy, an ethanol manufacturing company, and recorded improved earnings of $9.3 million during the year ended August 31, 2007 compared to fiscal 2006, primarily from operating margins as US BioEnergy had additional plants put into production compared to fiscal 2006. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded improved earnings of $2.3 million, and Horizon Milling, our domestic and Canadian wheat milling joint ventures, recorded improved earnings of $1.1 million compared to fiscal 2006. Ventura Foods’ improved results were primarily due to improved product margins. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our Ventura Foods joint venture. Horizon Milling’s results are primarily affected by U.S. dietary habits. Although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back into production as consumption of flour products increase, which may continue to depress gross margins in the milling industry.

Our Energy segment generated increased equity investment earnings of $0.6 million primarily related to improved margins in an equity investment held by NCRA, and Corporate and Other generated improved earnings of $1.0 million from equity investment earnings, primarily from Cofina Financial, our financial services equity investment, as compared to fiscal 2006.

Minority Interests.  Minority interests of $143.2 million for the year ended August 31, 2007 increased by $52.1 million (57%) compared to fiscal 2006. This net increase was a result of more profitable operations within our majority-owned subsidiaries compared to fiscal 2006. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense, excluding discontinued operations, of $40.7 million for the year ended August 31, 2007 compares with $59.4 million for fiscal 2006, resulting in effective tax rates of 5.1% and 10.5%, respectively. During the year ended August 31, 2007, we recognized additional tax benefits of $9.6 million upon the receipt of a tax refund from the Internal Revenue Service related to export incentive credits. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2007 and 2006. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Discontinued Operations.  During the year ended August, 31, 2005, we reclassified our Mexican foods operations, previously reported in Corporate and Other, along with gains and losses recognized on sales of assets, and impairments on assets for sale, as discontinued operations that were sold or have met required criteria for such classification. During fiscal 2006, we sold or disposed of the remaining Mexican foods assets and recorded $1.0 million income ($0.6 million in income, net of taxes).

Liquidity and Capital Resources

On November 30, 2008, we had working capital, defined as current assets less current liabilities, of $1,777.9 million and a current ratio, defined as current assets divided by current liabilities, of 1.4 to 1.0, compared to working capital of $1,738.6 million and a current ratio of 1.4 to 1.0 on August 31, 2008. On November 30, 2007, we had working capital of $1,265.4 million and a current ratio of 1.3 to 1.0 compared to working capital of $821.9 million and a current ratio of 1.3 to 1.0 on August 31, 2007. During the three months ended November 30, 2007, increases in working capital included the impact of the cash received from additional long-term borrowings of $400.0 million and the distribution of crop nutrients net assets from Agriliance, our agronomy joint venture.

On November 30, 2008, our committed lines of credit consisted of a five-year revolving facility in the amount of $1.3 billion which expires in May 2011 and a 364-day revolving facility in the amount of $500.0 million which expires in February 2009. We are currently in the process of renewing our 364-day revolver with a planned committed amount of $300.0 million. These credit facilities are established with a syndication of domestic and international banks, and our inventories and receivables financed with them are highly liquid. On November 30, 2008, we had no outstanding balance on the five-year revolver compared with $425.0 million outstanding on November 30, 2007. On November 30, 2008, we had no outstanding balance on the 364-day revolver. In addition, we have two commercial paper programs totaling $125.0 million with banks participating in our five-year revolver. On November 30, 2008, we had no commercial paper outstanding compared with $10.9 million outstanding on November 30, 2007. Due to the recent decline in commodity prices during the three months ended November 30, 2008, as further discussed in “Cash Flows from Operations”, our average borrowings have been much lower in comparison to the three months ended November 30, 2007. With our current available capacity on our committed lines of credit, we believe that we have adequate liquidity to cover any increase in net operating assets and liabilities and expected capital expenditures in the foreseeable future.

In addition, our wholly-owned subsidiary, Cofina Financial, makes seasonal and term loans to member cooperatives, businesses and individual producers of agricultural products included in our cash flows from investing activities, and has its own financing explained in further detail below in our cash flows from financing activities.

Cash Flows from Operations

Cash flows from operations are generally affected by commodity prices and the seasonality of our businesses. These commodity prices are affected by a wide range of factors beyond our control, including weather, crop conditions, drought, the availability and the adequacy of supply and transportation, government regulations and policies, world events, and general political and economic conditions. These factors are described in the cautionary statements and may affect net operating assets and liabilities, and liquidity.

Our cash flows provided by operating activities were $997.3 million and $14.5 million for the three months ended November 30, 2008 and 2007, respectively. The fluctuation in cash flows when comparing the two periods is primarily from a net decrease in operating assets and liabilities during the three months ended November 30, 2008, compared to a net increase in 2007. Commodity prices have declined significantly during the three months ended November 30, 2008, and have resulted in lower working capital needs compared to August 31, 2008. During the three months ended November 30, 2007, volatility in commodity prices had the opposite affect, and increased prices resulted in higher working capital needs when compared to August 31, 2007.

Our operating activities provided net cash of $997.3 million during the three months ended November 30, 2008. Net income of $137.3 million, net non-cash expenses and cash distributions from equity investments of $141.9 million and a decrease in net operating assets and liabilities of $718.1 million provided the cash flows from operating activities. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $55.2 million, loss on investments of $55.0 million, minority interests of $22.2 million and redemptions from equity investments, net of income from those investments of $18.7 million. Loss on investments was previously discussed in “Results of Operations”, and primarily includes the impairment of our VeraSun investment, partially offset by the gain on the sale of our NYMEX Holdings common stock. The decrease in net operating assets and liabilities was caused primarily by a decline in commodity prices reflected in decreased receivables and inventories, and an increase in derivative liabilities, partially offset by a decrease in accounts payable and accrued expenses on November 30, 2008, when compared to August 31, 2008. On November 30, 2008, the per bushel market prices of our three primary grain commodities, corn, soybeans and spring wheat, decreased by $2.19 (39%), $4.49 (34%) and $2.62 (30%), respectively, when compared to the prices on August 31, 2008. Crude oil market prices decreased $61.03 (53%) per barrel on November 30, 2008 when compared to August 31, 2008. In addition, on November 30, 2008, fertilizer commodity prices affecting our wholesale crop nutrients and country operations retail businesses generally had decreases between 9% and 59%, depending on the specific products, compared to prices on August 31, 2008.

Our operating activities provided net cash of $14.5 million during the three months ended November 30, 2007. Net income of $300.9 million was partially offset by net non-cash gains and cash distributions from equity investments of $8.3 million and an increase in net operating assets and liabilities of $278.1 million. The primary components of net non-cash gains and cash distributions from equity investments included gains on investments of $94.9 million and income from equity investments, net of redemptions from those investments, of $18.9 million, partially offset by depreciation and amortization, including major repair costs, of $47.2 million, deferred taxes of $36.9 million and minority interests of $23.0 million. Gains on investments were previously discussed in “Results of Operations”, and primarily includes the gain on the sale of all of our shares of CF common stock. The increase in net operating assets and liabilities was caused primarily by increased commodity prices reflected in increased receivables, inventories, derivative assets and hedging deposits included in other current assets, partially offset by an increase in accounts payable and accrued expenses, and customer advance payments on November 30, 2007, when compared to August 31, 2007. On November 30, 2007, the per bushel market prices of our three primary grain commodities, spring wheat, soybeans and corn, increased by $2.58 (37%), $2.12 (24%) and $0.61 (19%), respectively, when compared to the prices on August 31, 2007. In addition, grain inventories in our Ag Business segment increased by 23.0 million bushels (15%) when comparing inventories at November 30, 2007 and August 31, 2007, as the fall 2007 harvest took place. In general, crude oil prices increased $14.67 (20%) per barrel on November 30, 2007 when compared to August 31, 2007.

Cash flows provided by operating activities were $805.8 million, $407.3 million and $497.8 million for the years ended August 31, 2008, 2007 and 2006, respectively. The fluctuation in cash flows from operations between fiscal 2008 and 2007 was primarily the result of a smaller net increase in operating assets and liabilities during fiscal 2008 when compared to fiscal 2007. Commodity prices have been very volatile during the past two fiscal years, and higher prices affect inventory and receivable balances which consume cash until inventories are sold and receivables are collected. In addition, we hedge most of our grain positions with futures contracts on regulated exchanges, and volatile prices create margin calls, reflected in other current assets, which are a use of cash. The fluctuations in cash flows from operations between fiscal 2007 and 2006 was primarily the result of an increase in operating assets and liabilities partially offset by greater net income during fiscal 2007.

Our operating activities provided net cash of $805.8 million during the year ended August 31, 2008. Net income of $803.0 million and net non-cash expenses and cash distributions from equity investments of $230.0 million were partially offset by an increase in net operating assets and liabilities of $227.2 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $210.4 million, minority interests of $72.2 million and deferred taxes of $26.0 million, which were partially offset by income from equity investments, net of distributions, of $40.4 million and a pretax net gain on investments of $29.2 million. Gains on investments were previously discussed in “Results of Operations”, and primarily include the gain on the sale of all of our shares of CF common stock, partially off set by an impairment of our VeraSun investment. The increase in net operating assets and liabilities was caused primarily by increased commodity prices reflected in increased inventories, receivables, derivative assets and hedging deposits included in other current assets, partially offset by an increase in accounts payable and accrued expenses, customer advance payments and derivative liabilities on August 31, 2008, when compared to August 31, 2007. On August 31, 2008, the per bushel market prices of our three primary grain commodities, corn, soybeans and spring wheat, increased by $2.44 (75%), $4.64 (53%) and $1.69 (24%), respectively, when compared to the prices on August 31, 2007. The effect of increased grain prices on our operating assets and liabilities was partially offset by a decrease in our Ag Business segment grain inventories of 44.7 million bushels (30%) when comparing inventories at August 31, 2008 and 2007. In general, crude oil market prices increased $41.42 (56%) per barrel on August 31, 2008, when compared to August 31, 2007. In addition, on August 31, 2008, fertilizer commodity prices affecting our wholesale crop nutrients and country operations retail businesses generally had increases between 73% and 248%, depending on the product, compared to prices on August 31, 2007.

Our operating activities provided net cash of $407.3 million during the year ended August 31, 2007. Net income of $756.7 million and net non-cash expenses and cash distributions from equity investments of $288.4 million were partially offset by an increase in net operating assets and liabilities of $637.8 million. The primary components of net non-cash expenses and cash distributions from equity investments included minority interests of $143.2 million, depreciation and amortization, including major repair costs, of $163.8 million and deferred taxes of $50.9 million, which were partially offset by income from equity investments, net of distributions, of $43.0 million and a pretax gain on investments of $20.6 million. The increase in net operating assets and liabilities was caused primarily by increased commodity prices reflected in increased inventories, receivables, derivative assets and hedging deposits included in other current assets, partially offset by an increase in accounts payable and accrued expenses, derivative liabilities and customer advances on August 31, 2007, when compared to August 31, 2006. On August 31, 2007, the per bushel market prices of our three primary grain commodities, soybeans, spring wheat and corn, increased by $3.26 (60%), $2.37 (52%) and $0.92 (40%), respectively, when compared to the prices on August 31, 2006. In addition, grain inventories in our Ag Business segment increased by 39.6 million bushels (36%) when comparing inventories at August 31, 2007 and 2006. In general, crude oil prices increased $3.78 (5%) per barrel on August 31, 2007, when compared to August 31, 2006.

Our operating activities provided net cash of $497.8 million during the year ended August 31, 2006. Net income of $505.4 million and net non-cash expenses and cash distributions from equity investments of $285.2 million were partially offset by an increase in net operating assets and liabilities of $292.8 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $141.5 million, minority interests of $91.1 million and deferred taxes of $88.3 million, which were partially offset by income from equity investments, net of distributions, of $25.9 million. The increase in net operating assets and liabilities was caused primarily by an increase in inventories and a decrease in payables on August 31, 2006, when compared to August 31, 2005. The increase in inventories was primarily due to an increase in grain prices and grain inventory quantities in our Ag Business segment. On August 31, 2006, the per bushel market prices of two of our primary grain commodities, spring wheat and corn, increased by $1.04 (29%) and $0.31 (15%), respectively, and soybeans, another high volume commodity, saw a decline in price of $0.45 (8%) when compared to August 31, 2005. Grain inventories in our Ag Business segment increased by 16.3 million bushels (18%) when comparing inventories at August 31, 2006 and 2005. In addition, energy inventories at NCRA increased by 763 thousand barrels (26%) on August 31, 2006 when compared to August 31, 2005, and were also valued using prices that were 46% higher than the previous year. The decrease in accounts payable is related to NCRA, and is primarily due to a decrease in payables for crude oil purchased. The decrease in crude oil payables was related to the planned major maintenance turnaround, during which time the refinery was shut down and inventory was not used for production. The turnaround was completed by the end of August 2006.

Crude oil prices are expected to remain relatively low in the foreseeable future. Grain prices are influenced significantly by global projections of grain stocks available until the next harvest, which has been affected by demand from the ethanol industry in recent years. Grain prices were volatile during fiscal 2008 and 2007, and although they have declined significantly during our first fiscal quarter of 2009, we anticipate continued price volatility, but within a narrower band of real values.

We expect our net operating assets and liabilities to increase through our second quarter of fiscal 2009, resulting in increased cash needs. Our second quarter has typically been the period of our highest short-term borrowings. We expect to increase crop nutrient and crop protection product inventories and prepayments to suppliers of these products in our crop nutrients and country operations businesses during our second quarter of fiscal 2009. At the same time, we expect this increase in net operating assets and liabilities to be partially offset by the collection of prepayments from our own customers for these products. Prepayments are frequently used for agronomy products to assure supply and at times to guarantee prices. In addition, during our second fiscal quarter of 2009, we will make payments on deferred payment contracts for those producers that sold grain to us during prior quarters and requested payment after the end of the calendar year. We believe that we have adequate capacity through our committed credit facilities to meet any likely increase in net operating assets and liabilities.

Cash Flows from Investing Activities

For the three months ended November 30, 2008 and 2007, the net cash flows used in our investing activities totaled $77.1 million and $317.0 million, respectively.

Excluding investments, further discussed below, the acquisition of property, plant and equipment comprised the primary use of cash totaling $61.7 million and $108.7 million for the three months ended November 30, 2008 and 2007, respectively. Included in our acquisitions for the three months ended November 30, 2007, were expenditures of $62.0 million for the installation of a coker unit at our Laurel, Montana refinery, along with other refinery improvements, that were completed during fiscal 2008.

For the year ending August 31, 2009, we expect to spend approximately $503.9 million for the acquisition of property, plant and equipment. The EPA has passed a regulation that requires the reduction of the benzene level in gasoline to be less than 0.62% volume by January 1, 2011. As a result of this regulation, our refineries will incur capital expenditures to reduce the current gasoline benzene levels to the regulated levels. We anticipate the combined capital expenditures for benzene removal for our Laurel and NCRA refineries to be approximately $130 million, of which $73 million is included in budgeted capital expenditures for fiscal 2009.

Expenditures for major repairs related to our refinery turnarounds during the three months ended November 30, 2008 and 2007, were approximately $1 thousand and $21.7 million, respectively.

In October 2003, we and NCRA reached agreements with the EPA and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas. Each consent decree details potential capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement at the relevant refinery over several years. The consent decrees also required us and NCRA to pay approximately $0.5 million in aggregate civil cash penalties. As of November 30, 2008, the aggregate capital expenditures for us and NCRA related to these settlements was approximately $35 million, and we anticipate spending an additional $6 million before December 2011. We do not believe that the settlements will have a material adverse effect on us or NCRA.

The Montana Department of Environmental Quality (MDEQ) issued a Notice of Violation to us dated September 4, 2007 alleging that our refinery in Laurel, Montana exceeded nitrogen oxides (NOx) limits under a refinery operating permit. Following receipt of the letter, we provided certain facts and explanations regarding the matter to the MDEQ. By letter dated June 27, 2008, the MDEQ has proposed a civil penalty of approximately $0.2 million with respect to the incident. We intend to enter into settlement discussions with the

MDEQ in an attempt to alleviate the civil penalty. We believe we are currently in compliance with the NOx limits under the permit, and do not believe that the civil penalty will have a material adverse effect on us.

Investments made during the three months ended November 30, 2008 and 2007, totaled $89.9 million and $267.3 million, respectively. During the three months ended November 30, 2008 and 2007, we invested $76.3 million and $30.3 million, respectively, in Multigrain AG (Multigrain), included in our Ag Business segment. The investment during the current fiscal year was for Multigrain’s increased capital needs resulting from expansion of their operations. Our current ownership interest in Multigrain is 39.35%. Also during the three months ended November 30, 2008, we made an additional $10.0 million capital contribution to Ventura Foods, included in our Processing segment. In September 2007, Agriliance distributed primarily its wholesale crop nutrients and crop protection assets to us and Land O’Lakes, Inc. (Land O’Lakes), respectively, and continues to operate primarily its retail distribution business until further repositioning of that business occurs. During the three months ended November 30, 2007, we made a $13.0 million net cash payment to Land O’Lakes in order to maintain equal capital accounts in Agriliance. During the same three-month period, we contributed $230.0 million to Agriliance which supported their working capital requirements, with Land O’Lakes making equal contributions, primarily for crop nutrient and crop protection product trade payables that were not assumed by us or Land O’Lakes upon the distribution of the assets, as well as Agriliance’s ongoing retail operations.

Cash acquisitions of businesses, net of cash received, totaled $40.2 million and $3.9 million during the three months ended November 30, 2008 and 2007, respectively. As previously discussed, through August 31, 2008, we held a 49% ownership interest in Cofina Financial and accounted for our investment using the equity method of accounting. On September 1, 2008, we purchased the remaining 51% ownership interest for $53.3 million. The purchase price included cash of $48.5 million and the assumption of certain liabilities of $4.8 million. During the three months ended November 30, 2007, we paid for a distillers dried grain business included in our Ag Business segment.

Various cash acquisitions of intangibles were $1.3 million and $0.9 million for the three months ended November 30, 2008 and 2007, respectively.

Partially offsetting our cash outlays for investing activities during the three months ended November 30, 2008, were changes in notes receivable that resulted in an increase in cash flows of $96.3 million. Of this change, $58.8 million of the increase is from Cofina Financial notes receivable and the balance of $37.5 million is primarily from related party notes receivable at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company. During the three months ended November 30, 2007, changes in notes receivable resulted in a decrease in cash flows of $18.9 million, primarily from related party notes receivable at NCRA from its minority owners.

Also partially offsetting our cash outlays for investing activities for the three months ended November 30, 2008 and 2007, were proceeds from the sale of investments of $16.1 million and $114.2 million, respectively, which were previously discussed in “Results of Operations”, and primarily include proceeds from the sale of our NYMEX Holdings common stock during fiscal 2009, and our CF common stock during fiscal 2008. In addition, for the three months ended November 30, 2008 and 2007, we received redemptions of investments totaling $2.2 million and $0.1 million, respectively, and received proceeds from the disposition of property, plant and equipment of $0.9 million and $2.7 million, respectively.

For the years ended August 31, 2008, 2007 and 2006, the net cash flows used in our investing activities totaled $663.7 million, $530.0 million and $308.2 million, respectively.

The acquisition of property, plant and equipment comprised the primary use of cash totaling $318.6 million, $373.3 million and $235.0 million for the years ended August 31, 2008, 2007 and 2006, respectively. Included in our total acquisitions of property, plant and equipment for those same three years were capital expenditures for the installation of a coker unit at our Laurel, Montana refinery, along with refinery improvements, in the amounts of $132.5 million, $221.5 million and $62.8 million, respectively. The coker project was completed in fiscal 2008, and allows us to extract a greater volume of high value gasoline and diesel fuel from a barrel of crude oil and less relatively low value asphalt. Included in our total acquisitions of property, plant and equipment for year ended August 31, 2006, were $71.5 million of capital expenditures primarily related to the U.S. Environmental Protection Agency (EPA) low sulfur fuel regulations at our Laurel, Montana refinery and NCRA’s McPherson, Kansas refinery.

Expenditures for major repairs related to our refinery turnarounds were $21.7 million, $34.7 million and $42.9 million during the years ended August 31, 2008, 2007 and 2006, respectively.

Investments made during the years ended August 31, 2008, 2007 and 2006 totaled $370.2 million, $95.8 million and $73.0 million, respectively.

As previously discussed, in September 2007, Agriliance distributed primarily its wholesale crop nutrients and crop protection assets to us and Land O’Lakes, respectively, and continues to operate primarily its retail distribution business until further repositioning of that business occurs. During the year ended August 31, 2008, we made a $13.0 million net cash payment to Land O’Lakes in order to maintain equal capital accounts in Agriliance, as previously discussed, and Land O’Lakes paid us $8.3 million for additional assets distributed to them by Agriliance related to joint venture ownership interests. In addition, during the year ended August 31, 2008, our net contribution to Agriliance was $235.0 million which supported their working capital requirements, with Land O’Lakes making equal contributions to Agriliance, primarily for crop nutrient and crop protection product net trade payables that were not assumed by us or Land O’Lakes upon the distribution of the crop nutrients and crop protection assets, as well as for Agriliance’s ongoing retail operations.

Also during the year ended August 31, 2008, we invested an additional $20.0 million in Ventura Foods, included in our Processing segment.

During the year ended August 31, 2007, we invested $22.2 million in Multigrain AG (Multigrain) for a 37.5% equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil. The venture, included in our Ag Business segment, includes grain storage and export facilities and builds on our South American soybean origination. During the year ended August 31, 2008, we increased our equity position through a purchase from an existing equity holder for $10.0 million, and also invested an additional $30.3 million which was used by Multigrain to invest in a joint venture that acquired production farmland and related operations. On August 31, 2008, we had a 40.0% ownership interest in Multigrain. During fiscal 2008 and 2007, our grain marketing operations have also added to our global presence by opening offices in Geneva, Switzerland; Kiev, Ukraine; Shanghai, China; and Hong Kong, and continue to explore other opportunities to establish a presence in emerging grain origination and export markets.

During the year ended August 31, 2007, we invested $15.6 million in Horizon Milling G.P. (24% CHS ownership), a joint venture included in our Processing segment, that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, whose operations include flour milling and dry baking mixing facilities in Canada. During the year ended August 31, 2008, we invested an additional $1.9 million in Horizon Milling G.P.

We purchased $70.0 million of common stock in US BioEnergy, an ethanol production company, during the year ended August 31, 2006. During the years ended August 31, 2007 and 2008, we made additional investments of $45.4 million and $6.5 million, respectively. Through March 31, 2008, we were recognizing our share of the earnings of US BioEnergy in our Processing segment, using the equity method of accounting. Effective April 1, 2008, US BioEnergy and VeraSun completed a merger, and our current ownership interest in the combined entity was reduced to approximately 8%, compared to an approximate 20% interest in US BioEnergy prior to the merger. As part of the merger transaction, our shares held in US BioEnergy were converted to shares held in the surviving company, VeraSun, at 0.810 per US BioEnergy share. As a result of our change in ownership interest we no longer have significant influence, and account for VeraSun as an available-for-sale investment. Due to the continued decline of the ethanol industry and other considerations, we determined that an impairment of our VeraSun investment was necessary, and as a result, based on VeraSun’s market value of $5.76 per share on August 29, 2008, an impairment charge of $71.7 million ($55.3 million net of taxes) was recorded during the fourth quarter of our year ended August 31, 2008.

Subsequent to August 31, 2008, the market value of VeraSun’s stock price continued to decline, and VeraSun filed for voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code on October 31, 2008.

For the years ended August 31, 2008, 2007 and 2006, changes in notes receivable resulted in a decrease in cash flows of $67.1 million, a decrease in cash flows of $29.3 million and an increase in cash flows of $21.0 million, respectively. For the year ended August 31, 2008, $46.0 million of the decrease in cash flows resulted from a note receivable from Cofina Financial, and the balance was primarily from related party notes receivable at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company. For the years ended August 31, 2007 and 2006, the changes in notes receivable were primarily from related party notes receivable at NCRA.

Cash acquisitions of businesses totaled $47.0 million and $15.1 million during the years ended August 31, 2008 and 2007, respectively. In fiscal 2008, we purchased a soy-based food ingredients business included in our Processing segment and an energy and convenience store business included in our Energy segment. In addition, we acquired and paid for a distillers dried grain business included in our Ag Business segment during fiscal 2008 and 2007.

Various other cash acquisitions of intangible assets totaled $3.4 million, $9.1 million and $2.9 million during the years ended August 31, 2008, 2007 and 2006, respectively.

Partially offsetting our cash outlays for investing activities during the years ended August 31, 2008 and 2007, were proceeds from the sale of investments of $122.1 million and $10.9 million, respectively, which were previously discussed in “Results of Operations”, and primarily include proceeds from the sale of all of our shares of CF common stock. Also partially offsetting cash usages for the years ended August 31, 2008, 2007 and 2006, were investments redeemed totaling $43.0 million, $4.9 million and $7.3 million, respectively, and proceeds from the disposition of property, plant and equipment of $9.3 million, $13.5 million and $13.9 million, respectively.

Cash Flows from Financing Activities

Working Capital Financing.  We finance our working capital needs through short-term lines of credit with a syndication of domestic and international banks. In May 2006, we renewed and expanded our committed lines of revolving credit to include a five-year revolver in the amount of $1.1 billion, with the ability to expand the facility an additional $200.0 million. In October 2007, we expanded that facility, receiving additional commitments in the amount of $200.0 million from certain lenders under the agreement. The additional commitments increased the total borrowing capacity to $1.3 billion on the facility, with no outstanding balance on November 30, 2008. In February 2008, we increased our short-term borrowing capacity by establishing a $500.0 million committed line of credit with a syndication of banks consisting of a 364-day revolver, with no outstanding balance on November 30, 2008. We are currently in the process of renewing our 364-day revolver with a planned committed amount of $300.0 million. In addition to these lines of credit, we have a committed revolving credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million. In December 2008, the line of credit dedicated to NCRA was renewed for an additional year. We also have a committed revolving line of credit dedicated to Provista Renewable Fuels Marketing, LLC (Provista), which expires in November 2009, in the amount of $25.0 million. Our wholly-owned subsidiary, CHS Europe S.A., has uncommitted lines of credit to finance its normal trade grain transactions, which are collateralized by $5.5 million of inventories and receivables at November 30, 2008. On November 30, 2008, August 31, 2008 and November 30, 2007, we had total short-term indebtedness outstanding on these various facilities and other miscellaneous short-term notes payable totaling $6.5 million, $106.2 million and $432.5 million, respectively. Proceeds from our long-term borrowings of $400.0 million during the three months ended November 30, 2007, were used to pay down our five-year revolver and is explained in further detail below.

During fiscal 2007, we instituted two commercial paper programs, totaling up to $125.0 million, with two banks participating in our five-year revolving credit facility. Terms of our five-year revolving credit facility allow a maximum usage of commercial paper of $200.0 million at any point in time. These commercial paper programs do not increase our committed borrowing capacity in that we are required to have at least an equal amount of undrawn capacity available on our five-year revolving facility as to the amount of commercial paper issued. On November 30, 2008 and August 31, 2008, we had no commercial paper outstanding, compared to $10.9 million outstanding on November 30, 2007.

Cofina Financial Financing.  Cofina Funding, LLC (Cofina Funding), a wholly-owned subsidiary of Cofina Financial, has available credit totaling $403.0 million as of November 30, 2008, under note purchase agreements with various purchasers, through the issuance of notes payable with maturity dates of less than one year. Cofina Financial sells eligible commercial loans receivable it has originated to Cofina Funding, which are then pledged as collateral under the note purchase agreements. The notes payable issued by Cofina Funding bear interest at variable rates priced off of commercial paper rates, with a weighted average interest rate of 3.367% on November 30, 2008. Borrowings by Cofina Funding under the note purchase agreements totaled $256.8 million as of November 30, 2008, of which $119.8 million is shown net of the loans receivable on our Consolidated Balance Sheet, as the transfer of those loans receivable were accounted for as sales when they were surrendered in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

Cofina Financial also sells loan commitments it has originated to ProPartners Financial (ProPartners) on a recourse basis. The total capacity for commitments under the ProPartners program is $120.0 million. The total outstanding commitments under the program totaled $81.7 million on November 30, 2008, of which $56.6 million was borrowed under these commitments with interest rates ranging from 2.15% to 2.85%.

Cofina Financial also borrows funds under short-term notes issued as part of a surplus funds program. Borrowings under this program are unsecured and bear interest at variable rates (ranging from 2.00% to 2.50% on November 30, 2008) and are due upon demand. Borrowings under these notes totaled $156.8 million on November 30, 2008.

Long-term Debt Financing.  We typically finance our long-term capital needs, primarily for the acquisition of property, plant and equipment, with long-term agreements with various insurance companies and banks. In June 1998, we established a long-term credit agreement through cooperative banks. This facility committed $200.0 million of long-term borrowing capacity to us, with repayments through fiscal 2009. The amount outstanding on this credit facility was $36.9 million, $49.2 million and $68.9 million on November 30, 2008, August 31, 2008 and November 30, 2007, respectively. Interest rates on November 30, 2008 ranged from 4.05% to 7.13%. Repayments of $12.3 million and $6.6 million were made on this facility during the three months ended November 30, 2008 and 2007, respectively. Repayments of $26.2 million, $23.0 million and $16.4 million were made on this facility during the three years ended August 31, 2008, 2007 and 2006, respectively.

Also in June 1998, we completed a private placement offering with several insurance companies for long-term debt in the amount of $225.0 million with an interest rate of 6.81%. Repayments are due in equal annual installments of $37.5 million each, in the years 2008 through 2013. During the three months ended November 30, 2008 and 2007, no repayments were due. During the year ended August 31, 2008, repayments totaled $37.5 million.

In January 2001, we entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of $25.0 million has an interest rate of 7.9% and is due in equal annual installments of approximately $3.6 million in the years 2005 through 2011. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million note has an interest rate of 7.43% and is due in equal annual installments of approximately $7.9 million in the years 2005 through 2011. During the three months ended November 30, 2008 and 2007, no repayments were due on these notes. During each of the years ended August 31, 2008, 2007 and 2006, repayments on these notes totaled $11.4 million.

In October 2002, we completed a private placement with several insurance companies for long-term debt in the amount of $175.0 million, which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and is due in equal semi-annual installments of approximately $8.8 million during years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and is due in equal semi-

annual installments of approximately $4.6 million during years 2012 through 2018. Repayments of $8.8 million were made on the first series notes during each of the three months ended November 30, 2008 and 2007. Repayments of $17.7 million were made on the first series notes during each of the years ended August 31, 2008 and 2007.

In March 2004, we entered into a note purchase and private shelf agreement with Prudential Capital Group, and in April 2004, we borrowed $30.0 million under this arrangement. One long-term note in the amount of $15.0 million has an interest rate of 4.08% and is due in full at the end of the three-year term in 2010. Another long-term note in the amount of $15.0 million has an interest rate of 4.39% and is due in full at the end of the seven-year term in 2011. In April 2007, we amended our Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc. and several other participating insurance companies to expand the uncommitted facility from $70.0 million to $150.0 million. We borrowed $50.0 million under the shelf arrangement in February 2008, for which the aggregate long-term notes have an interest rate of 5.78% and are due in equal annual installments of $10.0 million during the years 2014 through 2018.

In September 2004, we entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million with an interest rate of 5.25%. Repayments are due in equal annual installments of $25.0 million during years 2011 through 2015.

In October 2007, we entered into a private placement with several insurance companies and banks for long-term debt in the amount of $400.0 million with an interest rate of 6.18%. Repayments are due in equal annual installments of $80.0 million during years 2013 through 2017.

In December 2007, we established a ten-year long-term credit agreement through a syndication of cooperative banks in the amount of $150.0 million, with an interest rate of 5.59%. Repayments are due in equal semi-annual installments of $15.0 million each, starting in June 2013 through December 2018.

Through NCRA, we had revolving term loans outstanding of $0.3 million, $0.5 million and $2.3 million on November 30, 2008, August 31, 2008 and November 30, 2007, respectively. The interest rate on November 30, 2008 was 6.48%. Repayments of $0.3 million and $0.8 million were made during the three months ended November 30, 2008 and 2007, respectively. Repayments of $2.5 million, $3.0 million and $3.0 million were made during the three years ended August 31, 2008, 2007 and 2006, respectively.

On November 30, 2008, we had total long-term debt outstanding of $1,168.4 million, of which $187.2 million was bank financing, $957.5 million was private placement debt and $23.7 million was industrial development revenue bonds, and other notes and contracts payable. The aggregate amount of long-term debt payable presented in the Management’s Discussion and Analysis in our Annual Report on Form 10-K for the year ended August 31, 2008, did not change materially during the three months ended November 30, 2008. On November 30, 2007, we had long-term debt outstanding of $1,071.5 million. Our long-term debt is unsecured except for other notes and contracts in the amount of $11.3 million; however, restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios. In addition, NCRA term loans of $0.3 million are collateralized by NCRA’s investment in CoBank, ACB. We were in compliance with all debt covenants and restrictions as of November 30, 2008. The aggregate amount of long-term debt payable as of August 31, 2008, was as follows (dollars in thousands):

2009	$118,636
2010	83,386
2011	112,329
2012	95,102
2013	181,085
Thereafter	604,317

$1,194,855

In December 2006, NCRA entered into an agreement with the City of McPherson, Kansas related to certain of its ultra-low sulfur fuel assets, with a cost of approximately $325.0 million. The City of McPherson issued $325.0 million of Industrial Revenue Bonds (IRBs) which were transferred to NCRA, as consideration in a financing agreement between the City of McPherson and NCRA, related to the ultra-low sulfur fuel assets. The term of the financing obligation is ten years, at which time NCRA has the option of extending the financing obligation or purchasing the assets for a nominal amount. NCRA has the right at anytime to offset the financing obligation to the City of McPherson against the IRBs. No cash was exchanged in the transaction and none is anticipated to be exchanged in the future. Due to the structure of the agreement, the financing obligation and the IRBs are shown net in our consolidated financial statements. In March 2007, notification was sent to the bond trustees to pay the IRBs down by $324.0 million, at which time the financing obligation to the City of McPherson was offset against the IRBs. The balance of $1.0 million will remain outstanding until the final ten-year maturity.

We did not have any new long-term borrowings during the three months ended November 30, 2008. During the three months ended November 30, 2007, we borrowed $400.0 million on a long-term basis. During the three months ended November 30, 2008 and 2007, we repaid long-term debt of $22.1 million and $18.7 million, respectively.

During the years ended August 31, 2008 and 2007, we borrowed on a long-term basis, $600.0 million and $4.1 million, respectively. There were no long-term borrowings during the year ended August 31, 2006. During the years ended August 31, 2008, 2007 and 2006, we repaid long-term debt of $99.5 million, $60.9 million and $36.7 million, respectively.

Other Financing Activities.  Distributions to minority owners for the three months ended November 30, 2008 and 2007, were $9.6 million and $38.4 million, respectively, and were primarily related to NCRA.

Distributions to minority owners for the years ended August 31, 2008, 2007 and 2006 were $63.1 million, $76.8 million and $80.5 million, respectively, and were primarily related to NCRA.

During the three months ended November 30, 2008 and 2007, changes in checks and drafts outstanding resulted in a decrease in cash flows of $97.6 million and an increase in cash flows of $26.9 million, respectively.

During the years ended August 31, 2008 and 2007, changes in checks and drafts outstanding resulted in an increase in cash flows of $61.1 million and $85.4 million, respectively, and during the year ended August 31, 2006, resulted in a decrease in cash flows of $10.5 million.

In accordance with the bylaws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Patronage refunds are calculated based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates. The patronage earnings from the fiscal year ended August 31, 2008 are expected to be primarily distributed during the second fiscal quarter of fiscal 2009. The cash portion of this distribution, deemed by the Board of Directors to be 35%, is expected to be approximately $228.2 million, and is classified as a current liability on our November 30, 2008 and August 31, 2008 Consolidated Balance Sheets in dividends and equities payable.

Redemptions of capital equity certificates, approved by the Board of Directors, are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them, and another for individuals who are eligible for equity redemptions at age 70 or upon death. The amount that each non-individual receives under the pro-rata program in any year is determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors approved additional equity redemptions to non-individuals in prior years targeting older capital equity certificates which were redeemed in cash in fiscal 2008 and 2007. In accordance with authorization from the Board of Directors, we expect total redemptions related to the year ended August 31, 2008, that will be distributed in fiscal 2009, to be approximately $93.8 million, of which

$2.2 million was redeemed in cash during the three months ended November 30, 2008 compared to $3.8 million during the three months ended November 30, 2007. Included in our redemptions during our second quarter of fiscal 2009, we intend to redeem approximately $50.0 million of capital equity certificates by issuing shares of our 8% Cumulative Redeemable Preferred Stock (Preferred Stock) pursuant to this prospectus and the registration statement of which it is a part.

For the years ended August 31, 2008, 2007 and 2006, we redeemed in cash, equities in accordance with authorization from the Board of Directors, in the amounts of $81.8 million, $70.8 million and $55.9 million, respectively. An additional $46.4 million, $35.9 million and $23.8 million of capital equity certificates were redeemed in fiscal 2008, 2007 and 2006, respectively, by issuance of shares of our 8% Cumulative Redeemable Preferred Stock (Preferred Stock). The amount of equities redeemed with each share of Preferred Stock issued was $25.65, $26.09 and $26.10, which was the closing price per share of the stock on the NASDAQ Global Select Market on February 11, 2008, February 8, 2007 and January 23, 2006, respectively.

Our Preferred Stock is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2008, we had 9,047,780 shares of Preferred Stock outstanding with a total redemption value of approximately $226.2 million, excluding accumulated dividends. Our Preferred Stock accumulates dividends at a rate of 8% per year, which are payable quarterly, and is redeemable at our option. At this time, we have no current plan or intent to redeem any Preferred Stock. Dividends paid on our preferred stock during the three months ended November 30, 2008 and 2007, were $4.5 million and $3.6 million, respectively. Dividends paid on our preferred stock during the years ended August 31, 2008, 2007 and 2006, were $16.3 million, $13.1 million and $10.8 million, respectively.

Off Balance Sheet Financing Arrangements

Lease Commitments

We have commitments under operating leases for various refinery, manufacturing and transportation equipment, rail cars, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the lease term.

Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income for the years ended August 31, 2008, 2007 and 2006, was $58.3 million, $44.3 million and $38.5 million, respectively.

Minimum future lease payments required under noncancellable operating leases as of August 31, 2008 were as follows:

Total
(Dollars in millions)

2009	$39.6
2010	34.3
2011	25.3
2012	18.8
2013	11.3
Thereafter	23.0

Total minimum future lease payments	$152.3

Guarantees

We are a guarantor for lines of credit for related companies. Our bank covenants allow maximum guarantees of $500.0 million, of which $15.5 million was outstanding as of November 30, 2008. All outstanding loans with respective creditors are current as of November 30, 2008.

Debt

There is no material off balance sheet debt.

Cofina Financial

The transfer of loans receivable of $119.8 million were accounted for as sales when they were surrendered in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” at November 30, 2008.

Contractual Obligations

We had certain contractual obligations at August 31, 2008 which require the following payments to be made:

	Payments Due by Period
		Less than	1 - 3	3 - 5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(Dollars in thousands)

Notes payable(1)	$106,154	$106,154
Long-term debt(1)	1,194,855	118,636	$195,715	$276,187	$604,317
Interest payments(2)	362,228	58,941	118,221	93,268	91,798
Operating leases	152,328	39,652	59,576	30,067	23,033
Purchase obligations(3)	7,534,494	4,357,023	3,095,208	76,190	6,073
Other liabilities(4)	197,481		57,704	59,552	80,225

Total obligations	$9,547,540	$4,680,406	$3,526,424	$535,264	$805,446

(1)	Included on our Consolidated Balance Sheets.

(2)	Based on interest rates and long-term debt balances as of August 31, 2008.

(3)	Purchase obligations are legally binding and enforceable agreements to purchase goods or services that specify all significant terms, including fixed or minimum quantities; fixed, minimum or variable price provisions; and time of the transactions. Of our total purchase obligations, $1,954.6 million is included in accounts payable and accrued expenses on our Consolidated Balance Sheets.

(4)	Other liabilities include the long-term portion of deferred compensation, deferred income taxes and contractual redemptions, and are included on our Consolidated Balance Sheets. Of our total other liabilities on our Consolidated Balance Sheets in the amount of $423.7 million, the timing of the payments of $226.2 million of such liabilities cannot be determined.

Our total contractual obligations above did not materially change during the three months ended November 30, 2008, except for: an increase in notes payable due to the consolidation of Cofina Financial; a significant decline in commodity prices which resulted in a decline in grain purchase contracts by between 40% and 54% from August 31, 2008; and a decline in fertilizer supply contracts by 45% from August 31, 2008, primarily due to the recent decrease in fertilizer prices.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates as well as management’s judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. We believe that of our significant accounting policies, the following may involve a higher degree of estimates, judgments and complexity.

Allowances for Doubtful Accounts

The allowances for doubtful accounts are maintained at a level considered appropriate by our management based on analyses of credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic, market and other conditions. Different assumptions, changes in economic circumstances, or the deterioration of the financial condition of our customers, could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense.

Inventory Valuation and Reserves

Grain, processed grains, oilseed and processed oilseeds are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt), are determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods. Estimates are used in determining the net realizable value of grain and oilseed and processed grains and oilseeds inventories. These estimates include the measurement of grain in bins and other storage facilities, which use formulas in addition to actual measurements taken to arrive at appropriate quantity. Other determinations made by management include quality of the inventory and estimates for freight. Grain shrink reserves and other reserves that account for spoilage also affect inventory valuations. If estimates regarding the valuation of inventories, or the adequacy of reserves, are less favorable than management’s assumptions, then additional reserves or write-downs of inventories may be required.

Derivative Financial Instruments

We enter into exchange-traded commodity futures and options contracts to hedge our exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. We do not use derivatives for speculative purposes. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. We also use over-the-counter (OTC) instruments to hedge our exposure on flat price fluctuations. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and, in part, to our assessment of our exposure from expected price fluctuations. We also manage our risks by entering into fixed-price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed-price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The fair value of futures and options contracts is determined primarily from quotes listed on regulated commodity exchanges. Fixed-price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. We are exposed to loss in the event of nonperformance by the counterparties to the contracts and, therefore, contract values are reviewed and adjusted to reflect potential nonperformance. Risk of nonperformance by counterparties includes the inability to perform because of a counterparty’s financial condition and also the risk that the counterparty will refuse to perform a contract during periods of price fluctuations where contract prices are significantly different than the current market prices. Subsequent to our year ended August 31, 2008, the market prices of our input products have significantly decreased, thereby increasing the risk of nonperformance by counterparties.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest costs, expected return on plan assets, mortality rates and other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expenses and the recorded obligations in future periods. While our management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expenses. Based on changes in market conditions subsequent to our year ended August 31, 2008, the expected return on plan assets may not be realized.

Deferred Tax Assets

We assess whether a valuation allowance is necessary to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income, as well as other factors, in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize all, or part of, our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made. We are also significantly impacted by the utilization of loss carryforwards and tax benefits primarily passed to us from NCRA, which are associated with refinery upgrades that enable NCRA to produce ultra-low sulfur fuels. Our net operating loss carryforwards for tax purposes are available to offset future taxable income. If our loss carryforwards are not used, these loss carryforwards will expire.

Long-Lived Assets

Depreciation and amortization of our property, plant and equipment is provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Economic circumstances, or other factors, may cause management’s estimates of expected useful lives to differ from actual.

All long-lived assets, including property plant and equipment, goodwill, investments in unconsolidated affiliates and other identifiable intangibles, are evaluated for impairment on the basis of undiscounted cash flows, at least annually for goodwill, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and may differ from actual.

Environmental Liabilities

Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. It is often difficult to estimate the cost of environmental compliance, remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. All liabilities are monitored and adjusted as new facts or changes in law or technology occur and management believes adequate provisions have been made for environmental liabilities. Changes in facts or circumstances may have an adverse impact on our consolidated financial results.

Revenue Recognition

We record revenue from grain and oilseed sales after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the transaction. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in revenues. Service revenues are recorded only after such services have been rendered and are included in other revenues.

Effect of Inflation and Foreign Currency Transactions

We believe that inflation and foreign currency fluctuations have not had a significant effect on our operations during the three months ended November 30, 2008 or the three years ended August 31, 2008, since we conduct essentially all of our business in U.S. dollars.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141R, “Business Combinations”. SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree, as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS No. 141R is not permitted. The impact on our consolidated financial statements of adopting SFAS No. 141R will depend on the nature, terms and size of business combinations completed after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, noncontrolling interests will be classified as equity in our consolidated balance sheets. Income and comprehensive income attributed to the noncontrolling interest will be included in consolidated statements of operations and consolidated statements of equities and comprehensive income. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 must be applied retrospectively upon adoption. We are in the process of evaluating the impact the adoption of SFAS No. 160 will have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133.” SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. We are currently evaluating the impact of the adoption of SFAS No. 161 on our consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position (FSP) SFAS No. 140-4 and FASB Interpretation (FIN) 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” FSP SFAS No. 140-4 and FIN 46(R)-8 amends SFAS No. 140 and FIN 46(R) to require public companies to disclose additional information regarding transfers of financial assets and interests in variable interest entities. It is effective for all reporting periods that end after December 15, 2008. As FSP SFAS No. 140-4 and FIN 46(R)-8 is only disclosure-related, it will not have an impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

We are exposed to price fluctuations on energy, fertilizer, grain and oilseed transactions due to fluctuations in the market value of inventories and fixed or partially fixed purchase and sales contracts. Our use of derivative instruments reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while somewhat limiting the benefits of short-term price movements. However, fluctuations in inventory valuations may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and, in part, to our assessment of our exposure from expected price fluctuations.

When available, we generally enter into opposite and offsetting positions using futures contracts or options to the extent practical, in order to arrive at a net commodity position within the formal position limits we have established and deemed prudent for each commodity. These contracts are purchased and sold through regulated commodity exchanges. The contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes in any of our operations, with the exception of some contracts in prior years included in our Energy segment operations discussed below. These contracts are recorded on our Consolidated Balance Sheets at fair values based on quotes listed on regulated commodity exchanges. Unrealized gains and losses on these contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

We also manage our risks by entering into fixed-price purchase and sales contracts with pre-approved producers and by establishing appropriate limits for individual suppliers. Fixed-price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. We are also exposed to loss in the event of nonperformance by the counterparties to the contracts and, therefore, contract values are reviewed and adjusted to reflect potential nonperformance. Risk of nonperformance by counterparties includes the inability to perform because of a counterparty’s financial condition and also the risk that the counterparty will refuse to perform a contract during periods of price fluctuations where contract prices are significantly different than the current market prices. Subsequent to our year ended August 31, 2008, the market prices of our input products have significantly decreased, thereby increasing the risk of nonperformance by counterparties. These contracts are recorded on our Consolidated Balance Sheets at fair values based on the market prices of the underlying products listed on regulated commodity exchanges, except for certain fixed-price contracts related to propane in our Energy segment. The propane contracts within our Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value. Unrealized gains and losses on fixed-price contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

Changes in the fair values of derivative instruments described above are recognized in cost of goods sold, in our Consolidated Statements of Operations; in the period such changes occur for all operations with the exception of some derivative instruments in prior years included in our Energy segment.

In our Energy segment, certain financial contracts entered into for the spread between crude oil purchase value and distillate selling price have been designated and accounted for as hedging instruments (cash flow hedges) in prior years. The unrealized gains or losses of these contracts were deferred to accumulated other comprehensive income in the equity section of our Consolidated Balance Sheets for the year ended August 31, 2006, and were included in earnings upon settlement. Settlement dates for these instruments extend through June 2009. On August 31, 2007, these instruments did not qualify for hedge accounting and therefore were recorded in cost of goods sold in our Consolidated Statements of Operations. On August 31, 2006, these contracts had a gain of $2.8 million, net of taxes, recorded in accumulated other comprehensive income, which was then recorded in earnings during fiscal 2007, when the instruments no longer qualified for hedge accounting.

A 10% adverse change in market prices would not materially affect our results of operations, financial position or liquidity, since our operations have effective economic hedging requirements as a general business practice.

Interest Rate Risk

We use fixed and floating rate debt to lessen the effects of interest rate fluctuations on interest expense. Short-term debt used to finance inventories and receivables is represented by notes payable with maturities of 30 days or less, so that our blended interest rate for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effect of market interest rate changes. Our effective interest rate on fixed rate debt outstanding on August 31, 2008, was approximately 5.9%.

We entered into interest rate treasury lock instruments to fix interest rates related to a portion of our private placement indebtedness. These instruments were designated and are effective as cash flow hedges for accounting purposes and, accordingly, changes in fair value of $1.7 million loss, net of taxes, are included in accumulated other comprehensive income on August 31, 2008. Interest expense for each of the years ended August 31, 2008, 2007 and 2006, includes $0.8 million, $0.9 million and $0.9 million, respectively, which relates to interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

Foreign Currency Risk

We conduct essentially all of our business in U.S. dollars, except for grain marketing operations primarily in Brazil and Switzerland, and purchases of products from Canada. We had minimal risk regarding foreign currency fluctuations during 2008 and in prior years, as substantially all international sales were denominated in U.S. dollars. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

We did not experience any material changes in market risk exposures for the three-month period ended November 30, 2008, that affect the quantitative and qualitative disclosures presented above.

MANAGEMENT

The information specified in Items 10, 11, 12 and 13 of Part III of our Annual Report on Form 10-K for the year ended August 31, 2008 is incorporated herein by reference. Except as set forth below with regard to a newly elected director and recently re-elected directors, this information has not materially changed since our Annual Report on Form 10-K for the year ended August 31, 2008, was filed on November 21, 2008.

We held our Annual Meeting December 4th through December 5th and the following new director was elected to the Board of Directors for a three-year term:

		Director
Name and Address	Age	Region	Since

Greg Kruger	49	5	2008
N49494 County Road Y, Eleva, WI 54738

Greg Kruger (2008):  Board chairman of the Countryside Cooperative in Durand, Wisconsin since 1998. From 1995 to 1998, he served on the board of Mondovi Co-op Equity in Mondovi, Wis. Past president of the Trempealeau County Farm Bureau, and current board member of the Trempealeau County Dairy Promotion Committee. Served two-year terms on both the CHS Resolutions Committee and the CHS Credentials Committee. Served on and worked with many educational committees and projects with the University of Wisconsin Extension program. Operates a dairy and crop farm near Eleva, Wis. Mr. Kruger’s principal occupation has been farming for the last five years or longer.

As of December 17, 2008, Mr. Kruger does not hold shares of Preferred Stock. Mr. Kruger satisfies the definition of director independence set forth in the rules of the NASDAQ Global Select Market. Additionally, Mr. Kruger did not engage in any related party transactions with us during the year ended August 31, 2008.

The following directors were re-elected to the Board of Directors for a three-year term: Bruce Anderson, Curt Eischens, Jerry Hasnedl, Rich Owen and Dan Schurr. The following directors’ terms of office continued after the meeting: Donald Anthony, Robert Bass, Dennis Carlson, Steve Fritel, David Kayser, James Kile, Randy Knecht, Michael Mulcahey, Steve Riegel, Duane Stenzel and Michael Toelle.

DESCRIPTION OF THE PREFERRED STOCK

The following section summarizes the material terms and provisions of our preferred stock. This summary is not a complete legal description of our preferred stock, and is qualified in its entirety by reference to our restated articles of incorporation, as amended, our bylaws, as amended, and the resolution of our Board of Directors establishing the preferred stock.

General

The shares of preferred stock are shares of a series of preferred equity securities created by our Board of Directors. Subject to the restrictions noted below under “Limitations and Restrictions on Future Issuances,” there is no limit on the number of shares in the series and shares may be issued from time to time. Our Board of Directors has expressly authorized the initial sale and subsequent transfer of the shares of preferred stock in accordance with our articles of incorporation.

The shares of preferred stock to be issued as described in this prospectus will be fully paid and nonassessable when issued.

Rank

As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

•	any patronage refund (as that term is used in our bylaws), whether or not represented by a certificate, and any redemption thereof;

•	any other class or series of our capital stock designated by our Board of Directors as junior to the preferred stock; and

•	our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock rank equally with or senior to the preferred stock as to the payment of dividends and the distribution of assets.

Dividends

Holders of the preferred stock are entitled to receive quarterly dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose at the rate of $2.00 per share per year. Dividends are payable on March 31, June 30, September 30 and December 31 of each year (each a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is payable without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends on the preferred stock are fully cumulative and accumulate without interest from and including the day immediately following the most recent date as to which dividends have been paid. The most recent date as to which dividends have been paid is December 31, 2008.

Dividends are computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends includes dividends to and including the date on which paid.

Dividends are paid to holders of record as they appear on our books ten business days prior to the relevant payment date. We may, in our sole discretion, pay dividends by any one or more of the following means:

•	check mailed to the address of the record holder as it appears on our books;

•	electronic transfer in accordance with instructions provided by the record holder; or

•	any other means mutually agreed between us and the record holder.

We may not make any distribution to the holders of any security that ranks junior to the preferred stock unless and until all accumulated and unpaid dividends on the preferred stock and on any other class or series of our capital stock that ranks equally with the preferred stock, including the full dividend for the then-current dividend period, have been paid or declared and set apart for payment. For these purposes, a “distribution” does not include any distribution made in connection with a liquidation, dissolution or winding up, which will be governed by the provisions summarized under “Description of the Preferred Stock — Liquidation Preference” below.

Liquidation Preference

In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the preferred stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock will be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. Any distribution to the holders of the preferred stock will be made ratably among the holders of the preferred stock and any other of our capital stock which ranks on a parity as to liquidation rights with the preferred stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of preferred stock, the holders of the preferred stock will not participate further in the distribution of our assets.

Neither a consolidation or merger with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute a liquidation, dissolution or winding up if, following the transaction, the preferred stock remains outstanding as duly authorized stock of us or any successor entity.

Redemption

At Our Option

We may, at our option, redeem at any time all, or from time to time any portion, of the preferred stock. Any optional redemption will be at a price of $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption. If we redeem less than all of the then outstanding shares of preferred stock, we will designate the shares to be redeemed either by lot or in any other manner that our Board of Directors may determine or may effect the redemption pro rata. However, we may not redeem less than all of the then outstanding shares of preferred stock until all dividends accumulated and unpaid on all then outstanding shares of preferred stock have been paid for all past dividend periods. We have not redeemed any of our Preferred Stock. We have no current plan or intention to redeem the preferred stock.

At the Holder’s Option

If at any time there has been a change in control (as defined below), each record holder of shares of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of preferred stock owned by that record holder. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday) we will redeem all shares the record holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price is $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption.

A “change in control” will have occurred if, in connection with a merger or consolidation that has been approved by our Board of Directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our Board of Directors on January 1, 2003, together with those persons who became members of our Board of Directors after that date at our annual meeting, have ceased to constitute a majority of our Board of Directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our Board of Directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

Mechanics of Redemption

Not less than 30 days prior to any redemption date pursuant to the exercise of our optional redemption right, we will give written notice to the holders of record of the shares of preferred stock to be redeemed. This notice will specify:

•	the redemption date;

•	the redemption price;

•	the number of shares of preferred stock held by the record holder that are subject to redemption;

•	the time, place and manner in which the holder should surrender the certificate or certificates, if any, representing the shares of preferred stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares; and

•	that from and after the redemption date, dividends will cease to accumulate on the shares and the shares will no longer be deemed outstanding.

On or after the redemption date, once a holder surrenders the certificate or certificates representing the shares of preferred stock called for redemption in the manner provided in the redemption notice or takes the appropriate steps with respect to lost, stolen or destroyed certificates or uncertificated shares, the holder will be entitled to receive payment of the redemption price. If fewer than all of the shares of preferred stock represented by a surrendered certificate or certificates are redeemed, we will issue a new certificate representing the unredeemed shares.

Effect of Redemption

From and after the redemption date, if funds necessary for the redemption are and have been irrevocably deposited or set aside, then:

•	dividends will cease to accumulate with respect to the shares of preferred stock called for redemption;

•	the shares will no longer be deemed outstanding;

•	the holders of the shares will cease to be shareholders; and

•	all rights with respect to the shares of preferred stock will terminate except the right of the holders to receive the redemption price, without interest.

Purchases

We may at any time and from time to time in compliance with applicable law purchase shares of preferred stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for past dividend periods.

Voting

Except as described below, the holders of the preferred stock have only those voting rights that are required by applicable law. As a result, the holders of the preferred stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

Unless the preferred stock is redeemed pursuant to its terms, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the preferred stock, voting separately as a class, is required:

•	for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the preferred stock, if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock; and

•	to establish, by board resolution or otherwise, any class or series of our equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary.

The creation and issuance of any other class of our securities ranking on a parity with or junior to the preferred stock, including an increase in the authorized number of shares of any such securities, will not be deemed to adversely affect the rights or preferences of the preferred stock.

Our Board of Directors’ ability to authorize, without preferred stockholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.

No Exchange or Conversion Rights; No Sinking Fund

Shares of the preferred stock are not exchangeable or convertible into other class or series of our capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see “Membership in CHS and Authorized Capital — Certain Antitakeover Measures.”

As noted above under “Membership in CHS and Authorized Capital — Debt and Equity Instruments,” under our articles of incorporation all equity we issue (including the preferred stock) is subject to a first lien in favor of us for all indebtedness of the holder to us. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the preferred stock.

No Preemptive Rights

Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Market for the Preferred Stock

The preferred stock is currently listed on the NASDAQ Global Select Market under the symbol “CHSCP.” The following is a listing of the high and low sales prices as listed on the NASDAQ Global Select Market for the preferred stock during our fiscal quarters ended November 30, 2008, August 31, 2008, May 31, 2008, February 29, 2008, November 30, 2007, August 31, 2007, May 31, 2007 and February 28, 2007:

	November 30,	August 31,	May 31,	February 29,	November 30,	August 31,	May 31,	February 28,
Price	2008	2008	2008	2008	2007	2007	2007	2007

High	$25.99	$25.84	$25.80	$25.95	$25.90	$25.90	$26.16	$26.50
Low	$24.50	$25.23	$24.25	$24.70	$25.15	$25.12	$25.50	$25.90

Transfer Agent and Registrar

Wells Fargo Bank, National Association serves as transfer agent and registrar with respect to the preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF PATRONS’
EQUITIES AND RIGHTS OF HOLDERS OF PREFERRED STOCK

The following describes the material differences between the rights that the patrons’ equities being redeemed provided to the members of CHS holding them and the rights that the preferred stock provides to the holders. While CHS believes that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the sections entitled “Membership in CHS and Authorized Capital” and “Description of the Preferred Stock,” and refer to the documents discussed in those sections for a more complete understanding of the differences.

Priority on Liquidation

In a liquidation, dissolution or winding up of CHS, the rights of a holder of preferred stock rank senior to those of a holder of patrons’ equities.

Dividends

A holder of patrons’ equities is not entitled to any interest or dividends on those patrons’ equities. A holder of preferred stock is entitled to dividends as described under “Description of the Preferred Stock — Dividends.”

Redemption

Patrons’ equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, as in effect from time to time. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of the redemption policy as currently in effect. Shares of preferred stock are subject to redemption both at the option of CHS and at the holder’s option under certain circumstances, both as described under “Description of the Preferred Stock — Redemption.”

Voting Rights

Ownership of patrons’ equities does not, by itself, entail any voting rights, although the amount of patrons’ equities held by a member that is a cooperative association or a member that is part of a patron’s association is considered in the formula used to determine the level of the member’s voting rights of that cooperative association or patron’s association. See “Membership in CHS and Authorized Capital — Voting Rights.” Ownership of preferred stock entails the limited voting rights described under “Description of the Preferred Stock — Voting.”

Transfers

Patrons’ equities may not be transferred without the approval of our Board of Directors. Shares of preferred stock are not subject to any similar restrictions on transfer.

Market

There is no public market for patrons’ equities. The preferred stock is listed on the NASDAQ Global Select Market.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following summarizes the material federal income tax consequences of the issuance of shares of our preferred stock in redemption of patrons’ equities (the “Exchange”) and the consequences of the ownership, redemption and disposition of the preferred stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences to a person who is a U.S. holder of patrons’ equities or the preferred stock. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes, such as a cooperative) organized under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate if its income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This summary assumes that you will hold your shares of preferred stock as capital assets within the meaning of Section 1221 of the Code. The summary also assumes that all dividends will be paid as they accrue and that, if the preferred stock is redeemed, there will be no dividend arrearages at the time of redemption. The summary does not purport to deal with all aspects of federal taxation that may be relevant to your receipt of preferred stock pursuant to the Exchange, or to your ownership, redemption or disposition of the preferred stock, such as estate and gift tax consequences, nor does it deal with tax consequences arising under the laws of any state, local or other taxing jurisdiction. This summary also does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, pass-through entities or investors in pass-through entities or persons subject to the alternative minimum tax.

We can give no assurance that the Internal Revenue Service (the “IRS”) will take a similar view with respect to the tax consequences described below. We have not requested, nor do we plan to request, a ruling from the IRS on any tax matters relating to the Exchange or the preferred stock. We strongly encourage you to consult your own tax advisor regarding the federal, state, local, and foreign tax consequences to you of the Exchange and of the ownership, redemption, and disposition of the preferred stock in light of your particular tax circumstances.

The Exchange

Although no transaction closely comparable to the Exchange, as described in this prospectus, has been the subject of any Treasury regulation, ruling or administrative or judicial decision, we will receive an opinion of Dorsey & Whitney LLP that the exchange of patron’s equities for preferred stock should constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code.

You should be aware that the opinion of Dorsey & Whitney LLP will be subject to the following qualifications and assumptions: it relies on certifications of relevant facts by us, is based upon provisions of the Code, regulations, and administrative and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect), is subject to the assumption that the Exchange will be effected in the manner described in this prospectus, and is limited to the federal income tax matters expressly set forth therein. In addition, the opinion assumes that the fair market value of the preferred stock received will be approximately equal to the fair market value of the patrons’ equities surrendered in exchange therefor and that we have no current plan or intention to redeem the preferred stock. The opinion represents counsel’s legal judgment and is not binding on the IRS or the courts.

Assuming the exchange of patrons’ equities for preferred stock constitutes a reorganization within the meaning of Section 368(a)(1)(E), the following tax consequences will result:

l. We will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

2. We will recognize no gain or loss upon the receipt of the patrons’ equities in exchange for the preferred stock.

3. The participants will recognize no gain or loss on the exchange of patrons’ equities for preferred stock, assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

4. Provided the participants recognize no gain or loss on the exchange of patrons’ equities for preferred stock, the basis of the preferred stock received by the participants in the transaction will be the same as the basis of the patrons’ equities surrendered in exchange therefor.

5. The holding period of the preferred stock received by each participant will include the period during which the participant held the patrons’ equities surrendered in exchange therefor, provided that the patrons’ equities surrendered were held as capital assets on the date of the Exchange and assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

It is also the opinion of Dorsey & Whitney LLP that the preferred stock received by the participants in the Exchange will not constitute “section 306 stock” within the meaning of Section 306(c) of the Code. Accordingly, a disposition of the Preferred Stock will not be subject to Section 306(a) of the Code, which provides generally that the gross proceeds from the sale or redemption of section 306 stock shall be treated either as ordinary income or as a distribution of property to which section 301 of the Code (concerning amounts taxable as dividends) applies.

Dorsey & Whitney LLP expresses no opinion regarding whether Section 305(c) of the Code will apply in connection with the Exchange, including but not limited to, whether any participant in the Exchange or other holder of any equity interest in CHS will, as a result of the Exchange, be deemed to receive a constructive distribution to which Section 301 of the Code applies by means of Section 305(c) of the Code. Pursuant to Section 305(c) of the Code and applicable Treasury Regulations, a recapitalization may be deemed to result in the receipt of a taxable stock dividend by some shareholders of a corporation, if the recapitalization is pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the corporation. The amount of any such deemed stock dividend would generally be equal to the amount of the increase in the shareholder’s proportionate interest in the assets or earnings and profits of a corporation. Although the matter is not free from doubt, we believe, based on the nature of cooperatives and cooperative taxation, and the fact that the members in a cooperative share in the assets and earnings and profits of the cooperative primarily in accordance with each member’s patronage of the cooperative, which can vary from year to year, that the Exchange is not part of any plan to periodically increase the proportionate interests of any participants or other holder of any equity interest in CHS. Accordingly, although there is no authority directly on point, we believe that no participant in the Exchange or other holder of any equity interest in CHS will, as a result of the Exchange, be deemed to receive a taxable stock dividend pursuant to Section 305(c) of the Code. You should consult your own tax advisor about the possibility that Section 305(c) could apply in these circumstances.

Dividends and Other Distributions on the Preferred Stock

Distributions on the preferred stock are treated as dividends and taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined for federal income tax purposes taking into account the special rules applicable to cooperatives. Any distribution in excess of our current or accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the preferred stock. Any amount in excess of your tax basis is treated as a capital gain.

Dividends received by corporate holders of the preferred stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances. Under current law, qualifying dividends received by individual shareholders are taxed at a 15% rate.

Sale or Exchange of Preferred Stock

On the sale or exchange of the preferred stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the preferred stock. We strongly encourage you to consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

Redemption of Preferred Stock

If we exercise our right to redeem the preferred stock or if you exercise your right to redeem the preferred stock upon a change in control, your surrender of the preferred stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the preferred stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

The redemption will be treated as gain or loss from the sale or exchange of the preferred stock (as discussed above under “— Sale or Exchange of Preferred Stock”) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code; or

•	your interest in the preferred stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b) (3) of the Code) as a result of such redemption; or

•	the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and other equity interests in us (including patrons’ equities and other equity interests) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is subject to the tax treatment described above under “— Dividends and other Distributions on the Preferred Stock.” The amount of the distribution will be measured by the amount of cash and the fair market value of property you receive without any offset for your basis in the preferred stock. Your adjusted tax basis in the redeemed shares of preferred stock will be transferred to any of your remaining stock holdings in us. If, however, you have no remaining stock holdings in us, your basis could be lost.

We strongly encourage you to consult your own tax advisor regarding:

•	whether the redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and

•	the resulting tax consequences to you in light of your individual facts and circumstances.

Backup Withholding

We may be required to withhold federal income tax at a rate of 28% from dividends and redemption proceeds paid to you if (i) you fail to furnish us with your correct taxpayer identification number in the manner required (ii) the IRS notifies us that your taxpayer identification number is incorrect (iii) the IRS notifies us that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect or (iv) when required to do so, you fail to certify that you are not subject to backup withholding. Any amounts withheld can be credited against your federal income tax liability.

PLAN OF DISTRIBUTION

On October 8, 2008, our Board of Directors authorized us to redeem, on a pro rata basis, $50,000,000 of our “patrons’ equities.” In connection with this redemption, shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $25.90, which is the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2009 to and including January 30, 2009) or the closing price for one share of the preferred stock on the NASDAQ Global Select Market on January 23, 2009, subject to the exceptions described below. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patron’s equities.

We are issuing the shares of preferred stock directly to the relevant members. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the preferred stock described in this prospectus.

We will not pay any commissions or other compensation related to the issuance of the shares of preferred stock. We estimate that the total expenses of the issuance will be approximately $115,000, all of which we will bear.

Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of preferred stock so issued. Instead, we will issue the shares of preferred stock in book-entry form on the records of our transfer agent for the preferred stock (Wells Fargo Bank, National Association). Members who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephone at the following address or telephone number:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
(800) 468-9716

Some of our members have pledged their patrons’ equities and made those pledged patrons’ equities the subject of control agreements between us and various financial institutions. For these members, we will prepare stock certificates representing the shares issued in redemption of their patrons’ equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent to place a “stop transfer” order with respect to those shares. Members whose shares are issued as described in this paragraph may obtain more information by contacting David Kastelic in writing or by telephone at the following address or telephone number:

David Kastelic
Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

LEGAL MATTERS

Dorsey & Whitney LLP, Minneapolis, Minnesota, is providing an opinion that the shares of preferred stock issued pursuant to this prospectus have been duly authorized and validly issued and will be fully paid and nonassessable.

EXPERTS

The consolidated financial statements and financial statement schedule of CHS Inc. and subsidiaries as of August 31, 2008 and 2007 and for each of the three years in the period ended August 31, 2008 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Additionally, you can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended August 31, 2008,

•	our Quarterly Report on Form 10-Q for the quarter ended November 30, 2008, and

•	our Current Reports on Form 8-K filed October 7, 2008, October 30, 2008 and December 9, 2008.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Jodell M. Heller, Vice President and Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-5270

We maintain a web site at www.chsinc.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge through our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words and phrases such as “will likely result,” “are expected to,” “is anticipated,” “estimate,” “project” and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks related to the level of commodity prices, loss of member business, competition, changes in the taxation of cooperatives, compliance with laws and regulations, environmental liabilities, perceptions of food quality and safety, business interruptions and casualty losses, access to equity capital, consolidation of producers and customers, fluctuations in prices for crude oil and refined petroleum products, alternative energy sources, the performance of our agronomy business, technological improvements and joint ventures. These risks and uncertainties are further described under “Risk Factors” and elsewhere in this prospectus.

We do not guarantee future results, levels of activity, performance or achievements and we wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date on which they were made.

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Members and Patrons of CHS Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equities and comprehensive income and of cash flows present fairly, in all material respects, the financial position of CHS Inc. and its subsidiaries at August 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12 to the consolidated financial statements, CHS Inc. changed the manner in which it accounts for defined benefit arrangements effective August 31, 2007.

/s/  PricewaterhouseCoopers LLP

November 4, 2008
Minneapolis, Minnesota

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	August 31
	2008	2007*
	(Dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$136,540	$357,712
Receivables	2,307,794	1,401,251
Inventories	2,368,024	1,666,632
Derivative assets	369,503	247,082
Other current assets	667,338	264,181

Total current assets	5,849,199	3,936,858
Investments	784,516	880,592
Property, plant and equipment	1,948,305	1,728,171
Other assets	189,958	208,752

Total assets	$8,771,978	$6,754,373

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$106,154	$672,571
Current portion of long-term debt	118,636	98,977
Customer credit balances	224,349	110,818
Customer advance payments	644,822	161,525
Checks and drafts outstanding	204,896	143,133
Accounts payable	1,838,214	1,120,822
Derivative liabilities	273,591	177,209
Accrued expenses	374,898	255,631
Dividends and equities payable	325,039	374,294

Total current liabilities	4,110,599	3,114,980
Long-term debt	1,076,219	589,344
Other liabilities	423,742	377,208
Minority interests in subsidiaries	205,732	197,386
Commitments and contingencies Equities	2,955,686	2,475,455

Total liabilities and equities	$8,771,978	$6,754,373

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see Note 2.

The accompanying notes are an integral part of the consolidated financial statements.
CHS Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended August 31
	2008	2007*	2006*
	(Dollars in thousands)

Revenues	$32,167,461	$17,215,992	$14,383,835
Cost of goods sold	30,993,899	16,129,233	13,540,285

Gross profit	1,173,562	1,086,759	843,550
Marketing, general and administrative	329,965	245,357	231,238

Operating earnings	843,597	841,402	612,312
Gain on investments	(29,193)	(20,616)
Interest, net	76,460	31,098	41,305
Equity income from investments	(150,413)	(109,685)	(84,188)
Minority interests	72,160	143,214	91,079

Income from continuing operations before income taxes	874,583	797,391	564,116
Income taxes	71,538	40,668	59,350

Income from continuing operations	803,045	756,723	504,766
Income from discontinued operations, net of taxes			625

Net income	$803,045	$756,723	$505,391

Distribution of net income:
Patronage refunds	$652,000	$550,000	$374,000
Unallocated capital reserve	151,045	206,723	131,391

Net income	$803,045	$756,723	$505,391

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see Note 2.

The accompanying notes are an integral part of the consolidated financial statements.
CHS Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME

	For the Years Ended August 31, 2008, 2007 and 2006
						Accumulated
	Capital	Nonpatronage			Unallocated	Other	Allocated
	Equity	Equity	Preferred	Patronage	Capital	Comprehensive	Capital	Total
	Certificates	Certificates	Stock	Refunds	Reserve	Income (Loss)	Reserve	Equities
	(Dollars in thousands)

Balances, September 1, 2005*	$1,153,709	$27,467	$126,688	$142,100	$315,893	$4,971	$8,050	$1,778,878
Dividends and equity retirement determination	69,856			60,900	1,650			132,406
Patronage distribution	145,333			(203,000)	(4,850)			(62,517)
Equities retired	(55,836)	(97)						(55,933)
Capital equity certificates exchanged for preferred stock	(23,824)		23,824		(88)			(88)
Equities issued	11,064							11,064
Preferred stock dividends					(10,816)			(10,816)
Other, net	(3,300)	(197)			221			(3,276)
Comprehensive income:
Net income				374,000	131,391			505,391
Other comprehensive income						8,131		8,131

Total comprehensive income								513,522

Dividends and equities payable	(116,919)			(130,900)	(1,955)			(249,774)

Balances, August 31, 2006*	1,180,083	27,173	150,512	243,100	431,446	13,102	8,050	2,053,466
Dividends and equity retirement determination	116,919			130,900	1,955			249,774
Patronage distribution	246,802			(374,000)	(5,860)			(133,058)
Equities retired	(70,402)	(382)						(70,784)
Capital equity certificates exchanged for preferred stock	(35,899)		35,899		(145)			(145)
Equities issued	10,132							10,132
Preferred stock dividends					(13,104)			(13,104)
Other, net	(3,203)	(145)			168		(9)	(3,189)
Comprehensive income:
Net income				550,000	206,723			756,723
Other comprehensive income						62,353		62,353

Total comprehensive income								819,076

Adjustment to initially apply FASB Statement No. 158						(62,419)		(62,419)
Dividends and equities payable	(179,381)			(192,500)	(2,413)			(374,294)

Balances, August 31, 2007*	1,265,051	26,646	186,411	357,500	618,770	13,036	8,041	2,475,455
Dividends and equity retirement determination	179,381			192,500	2,413			374,294
Patronage distribution	362,206			(550,000)	(7,210)			(195,004)
Equities retired	(81,295)	(500)						(81,795)
Capital equity certificates exchanged for preferred stock	(46,364)		46,364		(135)			(135)
Equities issued	4,680							4,680
Preferred stock dividends					(16,288)			(16,288)
Other, net	(2,057)	(804)			429		(17)	(2,449)
Comprehensive income:
Net income				652,000	151,045			803,045
Other comprehensive loss						(81,078)		(81,078)

Total comprehensive income								721,967

Dividends and equities payable	(93,823)			(228,200)	(3,016)			(325,039)

Balances, August 31, 2008	$1,587,779	$25,342	$232,775	$423,800	$746,008	$(68,042)	$8,024	$2,955,686

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see Note 2.

The accompanying notes are an integral part of the consolidated financial statements.
CHS Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended August 31
	2008	2007*	2006*
	(Dollars in thousands)

Cash flows from operating activities:
Net income	$803,045	$756,723	$505,391
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	181,263	140,596	126,777
Amortization of deferred major repair costs	29,146	23,250	14,716
Income from equity investments	(150,413)	(109,685)	(84,188)
Distributions from equity investments	110,013	66,693	58,240
Minority interests	72,160	143,214	91,079
Noncash patronage dividends received	(4,083)	(3,302)	(4,969)
Gain on sale of property, plant and equipment	(5,668)	(6,916)	(5,232)
Gain on investments	(29,193)	(20,616)
Deferred taxes	26,011	50,868	88,323
Other, net	770	4,261	460
Changes in operating assets and liabilities:
Receivables	(832,146)	(278,179)	44,650
Inventories	(517,515)	(528,288)	(198,501)
Derivative assets	(122,421)	(172,809)	28,421
Other current assets and other assets	(98,625)	(81,906)	34,552
Customer credit balances	113,501	44,030	(25,915)
Customer advance payments	275,386	79,138	(48,062)
Accounts payable and accrued expenses	827,997	211,469	(101,254)
Derivative liabilities	96,382	79,399	(55,038)
Other liabilities	30,152	9,346	28,371

Net cash provided by operating activities	805,762	407,286	497,821

Cash flows from investing activities:
Acquisition of property, plant and equipment	(318,559)	(373,300)	(234,992)
Proceeds from disposition of property, plant and equipment	9,336	13,548	13,911
Expenditures for major repairs	(21,662)	(34,664)	(42,879)
Investments	(370,248)	(95,834)	(72,989)
Investments redeemed	43,046	4,935	7,283
Proceeds from sale of investments	122,075	10,918
Joint venture distribution transaction, net	(4,737)
Changes in notes receivable	(67,119)	(29,320)	20,955
Acquisition of intangibles	(3,399)	(9,083)	(2,867)
Business acquisitions	(47,001)	(15,104)
Other investing activities, net	(5,444)	(2,051)	3,351

Net cash used in investing activities	(663,712)	(529,955)	(308,227)

Cash flows from financing activities:
Changes in notes payable	(565,022)	633,203	(59,025)
Long-term debt borrowings	600,000	4,050
Principal payments on long-term debt	(99,479)	(60,851)	(36,669)
Payments for bank fees on debt	(3,486)	(104)	(1,997)
Changes in checks and drafts outstanding	61,110	85,412	(10,513)
Distributions to minority owners	(63,123)	(76,763)	(80,529)
Costs incurred — capital equity certificates redeemed	(135)	(145)	(88)
Preferred stock dividends paid	(16,288)	(13,104)	(10,816)
Retirements of equities	(81,795)	(70,784)	(55,933)
Cash patronage dividends paid	(195,004)	(133,058)	(62,517)

Net cash (used in) provided by financing activities	(363,222)	367,856	(318,087)

Net (decrease) increase in cash and cash equivalents	(221,172)	245,187	(128,493)
Cash and cash equivalents at beginning of period	357,712	112,525	241,018

Cash and cash equivalents at end of period	$136,540	$357,712	$112,525

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; see Note 2.

The accompanying notes are an integral part of the consolidated financial statements.
CHS Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Summary of Significant Accounting Policies:

Organization

CHS Inc. (CHS or the Company) is an agricultural supply, energy and grain-based foods cooperative company organized for the mutual benefit of its members. Members of the cooperative are located throughout the United States. The Company provides a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and agronomy products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. Revenues are both domestic and international.

Consolidation

The consolidated financial statements include the accounts of CHS and all of its wholly-owned and majority-owned subsidiaries and limited liability companies, including National Cooperative Refinery Association (NCRA), included in the Energy segment. The effects of all significant intercompany transactions have been eliminated.

The Company had various acquisitions during the three years ended August 31, 2008, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets and liabilities acquired based upon the estimated fair values. The excess purchase prices over the estimated fair values of the net assets acquired have been reported as identifiable intangible assets.

Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less at the date of acquisition.

Inventories

Grain, processed grain, oilseed and processed oilseed are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. Costs for inventories produced or modified by the Company through a manufacturing process include fixed and variable production and raw material costs, and in-bound freight costs for raw materials. Costs for inventories purchased for resale include the cost of products and freight incurred to place the products at the Company’s points of sales. The costs of certain energy inventories (wholesale refined products, crude oil and asphalt) are determined on the last-in, first-out (LIFO) method; all other inventories of non-grain products purchased for resale are valued on the first-in, first-out (FIFO) and average cost methods.

Derivative Financial Instruments

Commodity Price Risk.

The Company is exposed to price fluctuations on energy, grain and oilseed transactions due to fluctuations in the market value of inventories and fixed or partially fixed purchase and sales contracts. The Company’s use of derivative instruments reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while somewhat limiting the benefits of short-term price movements. However, fluctuations in inventory valuations may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas, and in part to the Company’s assessment of its exposure from expected price fluctuations.

The Company generally enters into opposite and offsetting positions using futures contracts or options to the extent practical, in order to arrive at a net commodity position within the formal position limits set by the Company and deemed prudent for each commodity. These contracts are purchased and sold through regulated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commodity exchanges. The contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes in any operations, with the exception of some contracts in prior years included in the Energy segment discussed below. These contracts are recorded on the Consolidated Balance Sheets at fair values based on quotes listed on regulated commodity exchanges. Unrealized gains and losses on these contracts are recognized in cost of goods sold in the Consolidated Statements of Operations using market-based prices. Hedging deposits related to these derivatives are $295.0 million and $181.9 million as of August 31, 2008 and 2007, respectively, and are included in other current assets.

The Company also manages its risks by entering into fixed-price purchase and sales contracts with pre-approved producers and by establishing appropriate limits for individual suppliers. Fixed-price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The Company is also exposed to loss in the event of nonperformance by the counterparties to the contracts and therefore, contract values are reviewed and adjusted to reflect potential nonperformance. These contracts are recorded on the Consolidated Balance Sheets at fair values based on the market prices of the underlying products listed on regulated commodity exchanges, except for certain fixed-price contracts related to propane in the Energy segment. The propane contracts within the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value. Unrealized gains and losses on fixed-price contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

Changes in the fair values of derivative instruments described above are recognized in cost of goods sold in the Consolidated Statements of Operations in the period such changes occur for all operations with the exception of some derivative instruments in prior years included in the Energy segment.

In the Energy segment, certain financial contracts entered into for the spread between crude oil purchase value and distillate selling price were designated and accounted for as hedging instruments (cash flow hedges) in prior years. The unrealized gains or losses of these contracts were deferred to accumulated other comprehensive income in the equity section of the Consolidated Balance Sheets for the year ended August 31, 2006, and were included in earnings upon settlement. Settlement dates for these instruments extend through June 2009. At August 31, 2007, these instruments did not qualify for hedge accounting and therefore were recorded in cost of goods sold in the Consolidated Statements of Operations. On August 31, 2006, these contracts had a gain of $2.8 million, net of taxes, recorded in accumulated other comprehensive income, which was then recorded in earnings during fiscal 2007, when the instruments no longer qualified for hedge accounting.

Interest Rate Risk.

The Company uses fixed and floating rate debt to lessen the effects of interest rate fluctuations. Short-term debt used to finance inventories and receivables is represented by notes payable with maturities of 30 days or less, so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effect of market interest rate changes. The effective interest rate on fixed rate debt outstanding on August 31, 2008, was approximately 5.9%.

The Company enters into interest rate treasury lock instruments to fix interest rates related to a portion of its private placement indebtedness. These instruments were designated and are effective as cash flow hedges for accounting purposes and, accordingly, changes in fair value of $1.7 million loss, net of taxes, are included in accumulated other comprehensive income on August 31, 2008. Interest expense for each of the years ended August 31, 2008, 2007 and 2006, includes $0.8 million, $0.9 million and $0.9 million, respectively, which relates to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Risk.

The Company conducts essentially all of its business in U.S. dollars, except for grain marketing operations primarily in Brazil and Switzerland, and purchases of products from Canada. The Company had minimal risk regarding foreign currency fluctuations during 2008 and in prior years, as substantially all international sales were denominated in U.S. dollars. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

Investments

Investments in other cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded in cost of goods sold at the time qualified written notices of allocation are received. Joint ventures and other investments, in which the Company has significant ownership and influence, but not control, are accounted for in the consolidated financial statements using the equity method of accounting. Investments in other debt and equity securities are considered available for sale financial instruments and are stated at fair value, with unrealized amounts included as a component of accumulated other comprehensive income (loss).

Disclosure of the fair value of financial instruments, to which the Company is a party, includes estimates and assumptions which may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Investments in debt and equity instruments are carried at amounts that approximate estimated fair values. Investments in cooperatives and joint ventures have no quoted market prices.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets (primarily 15 to 40 years for land improvements and buildings and 3 to 20 years for machinery, equipment, office and other). The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs and minor renewals are expensed, while costs of major renewals and betterments are capitalized.

The Company reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis when triggering events occur. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

The Company has adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations”, and FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations”. The Company has asset retirement obligations with respect to certain of its refineries and related assets due to various legal obligations to clean and/or dispose of various component parts at the time they are retired. However, these assets can be used for extended and indeterminate periods of time, as long as they are properly maintained and/or upgraded. It is the Company’s practice and current intent to maintain refinery and related assets and to continue making improvements to those assets based on technological advances. As a result, the Company believes that its refineries and related assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which the Company would retire refinery and related assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any component part of a refinery or related asset, the Company will estimate the cost of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed. Goodwill and other intangible assets are reviewed for impairment annually or more frequently if certain impairment conditions arise, and those that are impaired are written down to fair value. Other intangible assets consist primarily of customer lists, trademarks and agreements not to compete. Intangible assets subject to amortization are expensed over their respective useful lives (ranging from 2 to 15 years). The Company has no material intangible assets with indefinite useful lives.

Revenue Recognition

The Company provides a wide variety of products and services, from production agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grain and oilseed, processed grains and oilseeds and food products. Grain and oilseed sales are recorded after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the terms of the transaction. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in revenues. Service revenues are recorded only after such services have been rendered.

Environmental Expenditures

Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of environmental costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. Liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

Income Taxes

The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on income from nonpatronage sources and undistributed patronage-sourced income. Income tax expense is primarily the current tax payable for the period and the change during the period in certain deferred tax assets and liabilities. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for federal and state income tax purposes, at each fiscal year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income

Comprehensive income primarily includes net income, unrealized net gains or losses on available for sale investments and changes in the funded status of pension and other postretirement plans. Total comprehensive income is reflected in the Consolidated Statements of Equities and Comprehensive Income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157.” FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities that are not remeasured at fair value on a recurring basis until fiscal years beginning after November 15, 2008. Any amounts recognized upon adoption of this rule as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company is in the process of evaluating the effect that the adoption of SFAS No. 157 will have on the consolidated results of operations and financial condition.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” FSP 157-3 clarifies the definition of fair value by stating that a transaction price is not necessarily indicative of fair value in a market that is not active or in a forced liquidation or distressed sale. Rather, if the company has the ability and intent to hold the asset, the company may use its assumptions about future cash flows and appropriately adjusted discount rates in measuring fair value of the asset. The guidance in FSP 157-3 was effective immediately upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP 157-3 was not material to the Company’s consolidated results of operations, statement of financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value, with changes in fair value reported in earnings, and requires additional disclosures related to an entity’s election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the effect that the adoption of SFAS No. 159 will have on the consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R). SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree, as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS No. 141R is not permitted. The impact on our consolidated financial statements of adopting SFAS No. 141R will depend on the nature, terms and size of business combinations completed after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, noncontrolling interests will be classified as equity in the consolidated balance sheets. Income and comprehensive income attributed to the noncontrolling interest will be included in the consolidated statements of operations and the consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements of equities and comprehensive income. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 must be applied retrospectively upon adoption. The Company is in the process of evaluating the impact the adoption of SFAS No. 160 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133.” SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. The Company is currently evaluating the impact of the adoption of SFAS No. 161 on the consolidated financial statements.

Reclassifications

Certain reclassifications have been made to prior year’s amounts to conform to current year classifications. These reclassifications had no effect on previously reported net income, equities and comprehensive income, or cash flows.

Note 2	Change in Accounting Principle — Turnarounds

During the first quarter of fiscal 2008, the Company changed its accounting method for the costs of major repairs (turnarounds) from the accrual method to the deferral method. Turnarounds are the scheduled and required shutdowns of refinery processing units for significant overhaul and refurbishment. Under the deferral accounting method, the costs of turnarounds are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs. The new method of accounting for turnarounds was adopted in order to adhere to FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” which prohibits the accrual method of accounting for planned major maintenance activities. The comparative financial statements for the years ended August 31, 2007 and 2006, have been adjusted to apply the new method retrospectively. These deferred costs are included in the Consolidated Balance Sheets in other assets. The amortization expenses related to turnaround costs are included in cost of goods sold in the Consolidated Statements of Operations. The following consolidated financial statement line items as of and for the years ended August 31, 2007 and August 31, 2006, were effected by this change in accounting principle:

	As of and for the Year Ended August 31, 2007			As of and for the Year Ended August 31, 2006
	As	FSP AUG		As	FSP AUG
	Previously	AIR-1	As	Previously	AIR-1	As
	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted
	(Dollars in thousands)

Consolidated Balance Sheets
Other assets	$147,965	$60,787	$208,752	$223,474	$51,583	$275,057
Accrued expenses	261,875	(6,244)	255,631	249,268	(19,390)	229,878
Other liabilities	359,198	18,010	377,208	310,157	28,342	338,499
Minority interests in subsidiaries	190,830	6,556	197,386	141,375	6,556	147,931
Equities	2,432,990	42,465	2,475,455	2,017,391	36,075	2,053,466
Consolidated Statements of Operations
Cost of goods sold	$16,139,691	$(10,458)	$16,129,233	$13,570,507	$(30,222)	$13,540,285
Minority interests				85,974	5,105	91,079
Income from continuing operations before income taxes	786,933	10,458	797,391	538,999	25,117	564,116
Income taxes	36,600	4,068	40,668	49,327	10,023	59,350
Net income	750,333	6,390	756,723	490,297	15,094	505,391

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of and for the Year Ended August 31, 2007			As of and for the Year Ended August 31, 2006
	As	FSP AUG		As	FSP AUG
	Previously	AIR-1	As	Previously	AIR-1	As
	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted
	(Dollars in thousands)

Consolidated Statements of Cash Flows
Operating activities
Net income	$750,333	$6,390	$756,723	$490,297	$15,094	$505,391
Amortization of deferred major repair costs		23,250	23,250		14,716	14,716
Minority interests				85,974	5,105	91,079
Deferred taxes	46,800	4,068	50,868	78,300	10,023	88,323
Changes in operating assets and liabilities:
Other current assets and other assets	(84,116)	2,210	(81,906)	36,256	(1,704)	34,552
Accounts payable and accrued expenses	198,323	13,146	211,469	(87,896)	(13,358)	(101,254)
Other liabilities	23,746	(14,400)	9,346	15,368	13,003	28,371
Net cash provided by operating activities	372,622	34,664	407,286	454,942	42,879	497,821
Investing activities
Expenditures for major repairs		(34,664)	(34,664)		(42,879)	(42,879)
Net cash used in investing activities	(495,291)	(34,664)	(529,955)	(265,348)	(42,879)	(308,227)

Note 3	Receivables

Receivables as of August 31, 2008 and 2007 are as follows:

	2008	2007
	(Dollars in thousands)

Trade	$2,181,132	$1,366,428
Other	200,313	97,783

	2,381,445	1,464,211
Less allowances for doubtful accounts	73,651	62,960

	$2,307,794	$1,401,251

International sales for the years ended August 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	(Dollars in millions)

Africa	$505	$229	$119
Asia	3,000	1,130	904
Europe	488	178	183
North America, excluding U.S.	1,399	900	717
South America	922	608	156

	$6,314	$3,045	$2,079

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4	Inventories

Inventories as of August 31, 2008 and 2007 are as follows:

	2008	2007
	(Dollars in thousands)

Grain and oilseed	$918,514	$928,567
Energy	596,487	490,675
Crop nutrients	399,986
Feed and farm supplies	371,670	178,167
Processed grain and oilseed	74,537	66,407
Other	6,830	2,816

	$2,368,024	$1,666,632

As of August 31, 2008, the Company valued approximately 10% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (17% as of August 31, 2007). If the FIFO method of accounting had been used, inventories would have been higher than the reported amount by $691.7 million and $389.0 million at August 31, 2008 and 2007, respectively. During 2008, energy inventory quantities were reduced, which resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal 2008 purchases. The effect of the liquidation decreased cost of goods sold by $32.5 million during 2008.

Note 5	Investments

Investments as of August 31, 2008 and 2007 are as follows:

	2008	2007
	(Dollars in thousands)

Cooperatives:
Land O’Lakes, Inc.	$40,542	$41,061
Ag Processing Inc.	18,799	20,416
CoBank, ACB (CoBank)	13,851	12,659
VeraSun Energy Corporation	74,338	138,474
CF Industries Holdings, Inc.		101,986
Joint ventures:
Ventura Foods, LLC	156,394	134,079
United Country Brands, LLC (Agriliance LLC)	147,449	182,834
Horizon Milling, LLC	66,529	36,092
Multigrain AG	65,573	23,082
Cofina Financial, LLC	41,378	39,805
TEMCO, LLC	26,969	11,957
Horizon Milling G.P.	20,242	15,500
Other	112,452	122,647

	$784,516	$880,592

After a fiscal 2005 initial public offering (IPO) transaction for CF Industries Inc., CHS held an ownership interest in CF Industries Holdings, Inc. (the post-IPO name) of approximately 3.9% or 2,150,396 shares. During the year ended August 31, 2007, CHS sold 540,000 shares of the stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing its ownership interest in CF Industries Holdings, Inc. to approximately 2.9%. CHS accounted for this investment as an available for sale security, and accordingly, it

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjusted the carrying value of the shares to the $102.0 million market value on August 31, 2007. An unrealized pretax gain of $85.4 million related to this investment was included in accumulated other comprehensive income on August 31, 2007. During the year ended August 31, 2008, CHS sold all of its remaining 1,610,396 shares of stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million ($78.5 million net of taxes).

The Company purchased $70.0 million of common stock in US BioEnergy Corporation (US BioEnergy), an ethanol production company, during the year ended August 31, 2006. During the year ended August 31, 2007, the Company made additional investments of $45.4 million. In December 2006, US BioEnergy completed an IPO, and the effect of the issuance of additional shares of its stock was to dilute the Company’s ownership interest from approximately 25% to 21%. In addition, on August 29, 2007, US BioEnergy completed an acquisition with total aggregate net consideration comprised of the issuance of US BioEnergy common stock and cash. Due to US BioEnergy’s increase in equity, primarily from these two transactions, the Company recognized a non-cash net gain of $15.3 million on its investment during the year ended August 31, 2007, to reflect its proportionate share of the increase in the underlying equity of US BioEnergy. This gain is reflected in the Processing segment. During the first quarter of fiscal 2008, the Company purchased additional shares of US BioEnergy common stock for $6.5 million. Through March 31, 2008, the Company was recognizing its share of the earnings of US BioEnergy using the equity method of accounting. Effective April 1, 2008, US BioEnergy and VeraSun Energy Corporation (VeraSun) completed a merger, and the Company’s current ownership interest in the combined entity was reduced to approximately 8%, compared to an approximate 20% interest in US BioEnergy prior to the merger. As part of the merger transaction, the Company’s shares held in US BioEnergy were converted to shares held in the surviving company, VeraSun, at 0.810 per share. As a result of the Company’s change in ownership interest it no longer has significant influence, and effective April 1, 2008, accounts for VeraSun as an available-for-sale investment. Due to the continued decline of the ethanol industry and other considerations, the Company determined that an impairment of its VeraSun investment was necessary, and as a result, based on VeraSun’s market value of $5.76 per share on August 29, 2008, an impairment charge of $71.7 million ($55.3 million net of taxes) was recorded in gain on investments during the fourth quarter of the Company’s year ended August 31, 2008. Subsequent to August 31, 2008, the market value of VeraSun’s stock price continued to decline, and on October 31, 2008, Verasun filed for relief under Chapter 11 of the United States Bankruptcy Code. The Company will be evaluating an additional impairment during its first quarter of fiscal 2009.

During the year ended August 31, 2007, the Company invested $22.2 million in Multigrain AG (Multigrain) for a 37.5% equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil. The venture includes grain storage and export facilities and builds on the Company’s South American soybean origination. During the year ended August 31, 2008, the Company increased its equity position through a purchase from an existing equity holder for $10.0 million, and also invested an additional $30.3 million which was used by Multigrain to invest in a joint venture that acquired production farmland and related operations. As of August 31, 2008, the Company had a 40.0% ownership interest in Multigrain, which is included in the Ag Business segment. During the first quarter of fiscal 2009, the Company and Mitsui & Co., Ltd. (Mitsui) invested an additional $200.0 million for Multigrain’s increased capital needs resulting from expansion of its operations. The Company’s share of the $200.0 million investment was $76.3 million, resulting in our current ownership interest of 39.35%, equal to Mitsui’s ownership interest.

During the year ended August 31, 2007, the Company invested $15.6 million in Horizon Milling G.P. (24% ownership), a joint venture included in the Processing segment, that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, whose operations include flour milling and dry baking mixing facilities in Canada. During the year ended August 31, 2008, the Company invested an additional $1.9 million in Horizon Milling G.P.

The Company has a 50% interest in Ventura Foods, LLC, (Ventura Foods), a joint venture which produces and distributes primarily vegetable oil-based products, and is included in the Company’s Processing segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended August 31, 2008, the Company invested an additional $20.0 million in Ventura Foods. The Company accounts for Ventura Foods as an equity method investment, and as of August 31, 2008, its carrying value of Ventura Foods exceeded its share of their equity by $15.7 million, of which $2.8 million is being amortized with a remaining life of approximately four years. The remaining basis difference represents equity method goodwill.

Agriliance, LLC (Agriliance) is owned and governed by United Country Brands, LLC (United Country Brands) (50%) and Land O’Lakes, Inc. (Land O’Lakes) (50%). United Country Brands is 100% owned by CHS. The Company accounts for its Agriliance investment using the equity method of accounting within the Ag Business segment. Prior to September 1, 2007, Agriliance was a wholesale and retail crop nutrients and crop protection products company. In September 2007, Agriliance distributed the assets of the crop nutrients business to the Company, and the assets of the crop protection business to Land O’Lakes. After the distributions, Agriliance continues to exist as a 50-50 joint venture and primarily operates an agronomy retail distribution business. During the year ended August 31, 2008, the Company’s net contribution to Agriliance was $235.0 million which supported their working capital requirements for ongoing operations, with Land O’Lakes making equal contributions to Agriliance.

Due to the Company’s 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, each company was entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed the Company $133.5 million. Land O’Lakes paid the Company $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on the Company’s behalf in the amount of $100.9 million. Values of the distributed assets were determined after the closing and in October 2007, the Company made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. The final true-up is expected to occur during fiscal 2009.

The distribution of assets the Company received from Agriliance for the crop nutrients business had a book value of $248.2 million. The Company recorded 50% of the value of the net assets received at book value due to the Company’s ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Values assigned to the net assets acquired were:

(Dollars in thousands)

Receivables	$5,219
Inventories	174,620
Other current assets	256,390
Investments	6,096
Property, plant and equipment	29,682
Other assets	11,717
Customer advance payments	(206,252)
Accounts payable	(5,584)
Accrued expenses	(3,163)

Total net assets received	$268,725

In March 2008, the Company learned that Agriliance would restate its financial statements because of what they considered to be a misapplication of Emerging Issues Task Force Issue (EITF) No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.” CHS has determined that the effects of Agriliance’s restatement on the Company’s consolidated financial statements for fiscal 2007 and 2006, were not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following provides summarized financial information as reported, excluding restatements, for Agriliance balance sheets as of August 31, 2008 and 2007, and statements of operations for the years ended August 31, 2008, 2007 and 2006:

	2008	2007
	(Dollars in thousands)

Current assets	$456,385	$1,534,432
Non-current assets	40,946	130,347
Current liabilities	119,780	1,214,019
Non-current liabilities	12,421	138,173

	2008	2007	2006
	(Dollars in thousands)

Net sales	$1,070,892	$4,049,088	$3,739,632
(Loss) earnings from operations	(8,143)	116,584	76,052
Net (loss) income	(15,903)	58,701	52,268

Cofina Financial, LLC (Cofina Financial), a joint venture finance company formed in fiscal 2005, makes seasonal and term loans to member cooperatives and businesses and to individual producers of agricultural products. Through August 31, 2008, the Company held a 49% ownership interest in Cofina Financial and accounted for the investment using the equity method of accounting included in Corporate and Other. On September 1, 2008, CHS purchased Cenex Finance Association’s remaining 51% ownership interest.

Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby CHS may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

Note 6	Property, Plant and Equipment

A summary of property, plant and equipment as of August 31, 2008 and 2007 is as follows:

	2008	2007
	(Dollars in thousands)

Land and land improvements	$104,306	$90,263
Buildings	474,399	410,556
Machinery and equipment	2,763,288	2,258,108
Office and other	90,061	81,091
Construction in progress	89,795	320,101

	3,521,849	3,160,119
Less accumulated depreciation and amortization	1,573,544	1,431,948

	$1,948,305	$1,728,171

The Company is leasing certain of its wheat milling facilities and related equipment to Horizon Milling, LLC under an operating lease agreement. The net book value of the leased milling assets at August 31, 2008 and 2007 was $70.8 million and $76.4 million, respectively, net of accumulated depreciation of $59.6 million and $54.0 million, respectively.

For the years ended August 31, 2008, 2007 and 2006, the Company capitalized interest of $9.8 million, $11.7 million and $4.7 million, respectively, related to capitalized construction projects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7	Discontinued Operations

In May 2005, CHS sold the majority of its Mexican foods business. During 2006, the Company sold or disposed of the remaining assets. The operating results of the Mexican foods business are reported as discontinued operations.

Summarized results from discontinued operations for the year ended August 31, 2006 is as follows:

2006
(Dollars in thousands)

Marketing, general and administrative*	$(1,168)
Interest, net	145
Income tax expense	398

Income from discontinued operations	$625

*	Includes a $1.6 million gain on disposition.

Note 8	Other Assets

Other assets as of August 31, 2008 and 2007 are as follows:

	2008	2007
	(Dollars in thousands)

Goodwill	$3,804	$3,804
Customer lists, less accumulated amortization of $7,454 and $2,898, respectively	20,216	13,894
Non-compete covenants, less accumulated amortization of $2,668 and $1,826, respectively	3,265	3,201
Trademarks and other intangible assets, less accumulated amortization of $17,215 and $7,249, respectively	25,918	15,823
Prepaid pension and other benefits	64,023	101,073
Capitalized major maintenance	53,303	60,787
Notes receivable	12,356	5,874
Other	7,073	4,296

	$189,958	$208,752

Intangible assets acquired as part of business acquisitions during the years ended August 31, 2008 and 2007 totaled $18.6 million and $6.5 million, respectively, and were for the purchase of a soy-based food ingredients business included in the Processing segment in fiscal 2008, and a distillers dried grain business included in the Ag Business segment acquired and paid for in fiscal 2008 and 2007. Various other cash acquisitions of intangibles totaled $3.4 million, $9.1 million and $2.9 million during the years ended August 31, 2008, 2007 and 2006, respectively.

Intangible assets amortization expense for the years ended August 31, 2008, 2007 and 2006, was $15.9 million, $3.2 million and $4.9 million, respectively. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $11.1 million for the first year, $7.4 million for the next three years, and $2.9 million for the following year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9	Notes Payable and Long-Term Debt

Notes payable and long-term debt as of August 31, 2008 and 2007 consisted of the following:

	Interest Rates at
	August 31, 2008	2008	2007
		(Dollars in thousands)

Notes payable(a)(k)	2.43% to 3.74%	$106,154	$672,571

Long-term debt:
Revolving term loans from cooperative and other banks, payable in installments through 2009(b)(k)	3.96% to 7.13%	$49,700	$80,594
Revolving term loans from cooperative and other banks, payable in equal installments beginning in 2013 through 2018(c)(k)	5.59%	150,000
Private placement, payable in equal installments beginning in 2013 through 2017(d)(k)	6.18%	400,000
Private placement, payable in equal installments through 2013(e)(k)	6.81%	187,500	225,000
Private placement, payable in installments through 2018(f)(k)	4.96% to 5.60%	139,615	157,308
Private placement, payable in equal installments beginning in 2011 through 2015(g)(k)	5.25%	125,000	125,000
Private placement, payable in equal installments through 2011(h)(k)	7.43% to 7.90%	34,286	45,714
Private placement, payable in its entirety in 2010(i)(k)	4.08%	15,000	15,000
Private placement, payable in its entirety in 2011(i)(k)	4.39%	15,000	15,000
Private placement, payable in equal installments beginning in 2014 through 2018(i)(k)	5.78%	50,000
Industrial revenue bonds, payable in its entirety in 2011	5.23%	3,925	3,925
Other notes and contracts(j)	1.89% to 12.17%	24,829	20,780

Total long-term debt		1,194,855	688,321
Less current portion		118,636	98,977

Long-term portion		$1,076,219	$589,344

	2008	2007

Weighted-average interest rates at August 31:
Short-term debt	2.73%	6.50%
Long-term debt	5.90%	6.03%

(a)	The Company finances its working capital needs through short-term lines of credit with a syndication of domestic and international banks. One of these revolving lines of credit is a five-year $1.3 billion committed facility, with $75.0 million outstanding on August 31, 2008. During fiscal 2008, the Company increased its short-term borrowing capacity by establishing a 364-day $500.0 million committed revolving line of credit, with no amount outstanding on August 31, 2008. In addition to these short-term lines of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

credit, the Company has a one-year committed credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million, with no amount outstanding on August 31, 2008. The Company also has a committed revolving line of credit dedicated to Provista in the amount of $25.0 million, with no amount outstanding on August 31, 2008. During fiscal 2008, our wholly-owned subsidiary, CHS Europe S.A., entered into uncommitted lines of credit to finance its normal trade grain transactions, of which $31.2 million was outstanding on August 31, 2008, and was collateralized by inventories and receivables. The Company has two commercial paper programs totaling up to $125.0 million with two banks participating in the five-year revolving credit facility. The commercial paper programs do not increase the committed borrowing capacity in that the Company is required to have at least an equal amount of undrawn capacity available on the five-year revolving facility as to the amount of commercial paper issued. On August 31, 2008, there was no commercial paper outstanding.

(b)	The Company established a long-term credit agreement, which committed $200.0 million of long-term borrowing capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the expiration date of that commitment. On August 31, 2008, $49.2 million was outstanding. NCRA term loans of $0.5 million are collateralized by NCRA’s investment in CoBank.

(c)	In December 2007, the Company established a 10-year long-term credit agreement through a syndication of cooperative banks in the amount of $150.0 million.

(d)	In October 2007, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $400.0 million.

(e)	In June 1998, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.

(f)	In October 2002, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million.

(g)	In September 2004, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million.

(h)	In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. A long-term note was issued for $25.0 million and a subsequent note for $55.0 million was issued in March 2001.

(i)	In March 2004, the Company entered into a note purchase and private shelf agreement with Prudential Capital Group. In April 2004, two long-term notes were issued for $15.0 million each. In April 2007, the agreement was amended with Prudential Investment Management, Inc. and several other participating insurance companies to expand the uncommitted facility from $70.0 million to $150.0 million. In February 2008, the Company borrowed $50.0 million under the shelf arrangement.

(j)	Other notes and contracts payable of $11.6 million are collateralized by property, plant and equipment, with a cost of $23.5 million, less accumulated depreciation of $7.0 million on August 31, 2008.

(k)	The debt is unsecured; however, restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

In December 2006, NCRA entered into an agreement with the City of McPherson, Kansas related to certain of its ultra-low sulfur fuel assets, with a cost of approximately $325.0 million. The City of McPherson issued $325.0 million of Industrial Revenue Bonds (IRBs) which were transferred to NCRA as consideration in a financing agreement between the City of McPherson and NCRA related to the ultra-low sulfur fuel assets. The term of the financing obligation is ten years, at which time NCRA has the option of extending the financing obligation or purchasing the assets for a nominal amount. NCRA has the right at anytime to offset the financing obligation to the City of McPherson against the IRBs. No cash was exchanged in the transaction and none is anticipated to be exchanged in the future. Due to the structure of the agreement, the financing obligation and the IRBs are shown net in the Company’s consolidated financial statements. On March 18, 2007, notification was sent to the bond trustees to pay the IRBs down by $324.0 million, at which time the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financing obligation to the City of McPherson was offset against the IRBs. The balance of $1.0 million will remain outstanding until its final ten-year maturity.

The fair value of long-term debt approximates book value as of August 31, 2008 and 2007.

The aggregate amount of long-term debt payable as of August 31, 2008 is as follows:

(Dollars in thousands)

2009	$118,636
2010	83,386
2011	112,329
2012	95,102
2013	181,085
Thereafter	604,317

$1,194,855

Interest, net for the years ended August 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	(Dollars in thousands)

Interest expense	$90,364	$51,811	$50,562
Interest income	13,904	20,713	9,257

Interest, net	$76,460	$31,098	$41,305

Note 10	Income Taxes

The provision for income taxes for the years ended August 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	(Dollars in thousands)

Continuing operations:
Current	$45,527	$(10,200)	$(28,973)
Deferred	15,578	42,068	91,123
Valuation allowance	10,433	8,800	(2,800)

Income taxes from continuing operations	71,538	40,668	59,350
Income taxes from discontinued operations			398

Income taxes	$71,538	$40,668	$59,748

The Company’s current tax provision is significantly impacted by the utilization of loss carryforwards and tax benefits passed to the Company from NCRA. The passthrough tax benefits are associated with refinery upgrades that enable NCRA to produce ultra-low sulfur fuels as mandated by the Environmental Protection Agency (EPA).

Deferred taxes are comprised of basis differences related to investments, accrued liabilities and certain federal and state tax credits. NCRA files separate tax returns and, as such, these items must be assessed independent of the Company’s deferred tax assets when determining recoverability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities as of August 31, 2008 and 2007 are as follows:

	2008	2007
	(Dollars in thousands)

Deferred tax assets:
Accrued expenses	$81,554	$81,653
Postretirement health care and deferred compensation	78,732	65,339
Tax credit carryforwards	51,306	50,402
Loss carryforwards	286	6,427
Other	15,095	15,169

Total deferred tax assets	226,973	218,990

Deferred tax liabilities:
Pension	22,774	25,645
Investments	17,722	133,018
Major maintenance	15,148	32,411
Property, plant and equipment	297,276	191,369
Other	10,725	7,893

Total deferred tax liabilities	363,645	390,336

Deferred tax assets valuation reserve	(19,808)	(9,375)

Net deferred tax liabilities	$156,480	$180,721

During year ended August 31, 2008, the Company provided a valuation allowance of $11.6 million related to the carryforward of certain capital losses. During the year ended August 31, 2007, NCRA provided a $9.4 million valuation allowance related to its carryforward of certain state tax credits. This allowance was decreased by $1.1 million during its year ended August 31, 2008, due to a change in the amount of credits that are estimated to be used. The remaining allowance is necessary due to the limited amount of taxable income generated by NCRA on an annual basis.

As of August 31, 2008, net deferred taxes of $49.4 million and $205.9 million are included in current assets and other liabilities, respectively ($5.5 million and $186.2 million in current assets and other liabilities, respectively, as of August 31, 2007).

The reconciliation of the statutory federal income tax rates to the effective tax rates for continuing operations for the years ended August 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.9	3.9	3.9
Patronage earnings	(29.2)	(27.1)	(26.2)
Export activities at rates other than the U.S. statutory rate	(0.1)	(1.6)	(0.8)
Valuation allowance	1.2	1.1	(0.5)
Tax credits	(2.3)	(3.6)	(1.7)
Other	(0.3)	(2.6)	0.8

Effective tax rate	8.2%	5.1%	10.5%

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years ending on or before August 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes”, on September 1, 2007. As a result of the implementation of FIN No. 48, no significant increase or decrease in the liability for unrecognized tax benefits was recorded. A reconciliation of the gross beginning and ending amount of unrecognized tax benefits is as follows:

2008
(Dollars in thousands)

Beginning balance	$7,259
Reductions for tax positions of prior years	(1,419)

Balance at August 31	$5,840

The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. During the year ended August 31, 2008, the Company recognized approximately $44 thousand in interest. The Company had approximately $0.3 million for the payment of interest accrued on August 31, 2008.

Note 11	Equities

In accordance with the bylaws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year, and are based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates.

Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, may be allocated to members in the form of nonpatronage equity certificates. Redemptions are at the discretion of the Board of Directors.

Redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them, and another for individual members who are eligible for equity redemptions at age 70 or upon death. The amount that each non-individual member receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors approved additional equity redemptions in prior years targeting older capital equity certificates which were redeemed in cash in fiscal 2008 and 2007. In accordance with authorization from the Board of Directors, the Company expects total redemptions related to the year ended August 31, 2008, that will be distributed in fiscal 2009, to be approximately $93.8 million. These expected distributions are classified as a current liability on the Consolidated Balance Sheets for the year ended August 31, 2008.

For the years ended August 31, 2008, 2007 and 2006, the Company redeemed in cash, equities in accordance with authorization from the Board of Directors, in the amounts of $81.8 million, $70.8 million and $55.9 million, respectively. An additional $46.4 million, $35.9 million and $23.8 million of capital equity certificates were redeemed in fiscal 2008, 2007 and 2006, respectively, by issuance of shares of the Company’s 8% Cumulative Redeemable Preferred Stock (Preferred Stock). The amount of equities redeemed with each share of Preferred Stock issued was $25.65, $26.09 and $26.10, which was the closing price per share of the stock on the NASDAQ Global Select Market on February 11, 2008, February 8, 2007 and January 23, 2006, respectively.

The Preferred Stock is listed on the NASDAQ Global Select Market under the symbol CHSCP. On August 31, 2008, the Company had 9,047,780 shares of Preferred Stock outstanding with a total redemption value of approximately $226.2 million, excluding accumulated dividends. The Preferred Stock accumulates dividends at a rate of 8% per year, which are payable quarterly, and is redeemable at the Company’s option. At this time, the Company has no current plan or intent to redeem any Preferred Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12	Benefit Plans

The Company has various pension and other defined benefit and defined contribution plans, in which substantially all employees may participate. The Company also has non-qualified supplemental executive and board retirement plans. As of August 31, 2008, NCRA’s measurement date was August 31, 2008, and the CHS measurement date was June 30, 2008.

Financial information on changes in benefit obligation and plan assets funded and balance sheets status as of August 31, 2008 and 2007 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2008	2007	2008	2007	2008	2007
	(Dollars in thousands)

Change in benefit obligation:
Benefit obligation at beginning of period	$346,319	$328,125	$35,644	$23,381	$28,001	$28,315
Service cost	15,387	14,360	1,246	1,023	1,175	957
Interest cost	21,266	19,259	2,190	1,480	1,814	1,668
Plan amendments		14,960		727
Actuarial loss (gain)	3,493	(852)	492	9,794	713	881
Assumption change	(9,196)	(5,401)	(756)	(37)	(61)	(1,482)
Special agreements			467		4,000
Medicare D					314	262
Benefits paid	(23,135)	(24,132)	(1,093)	(724)	(1,578)	(2,600)

Benefit obligation at end of measurement date	$354,134	$346,319	$38,190	$35,644	$34,378	$28,001

Change in plan assets:
Fair value of plan assets at beginning of period	$382,431	$345,860
Actual (loss) income on plan assets	(18,045)	45,826
Company contributions	25,299	14,877	$1,093	$724	$1,578	$2,600
Benefits paid	(23,135)	(24,132)	(1,093)	(724)	(1,578)	(2,600)

Fair value of plan assets at end of measurement date	$366,550	$382,431	$—	$—	$—	$—

Funded status at end of measurement date	$12,416	$36,112	$(38,190)	$(35,644)	$(34,378)	$(28,001)

Amounts recognized on balance sheet:
Non-current assets	$13,234	$36,083
Accrued benefit cost:
Current liabilities			$(1,397)	$(1,862)	$(2,412)	$(1,911)
Non-current liabilities	(818)		(35,443)	(33,119)	(31,777)	(25,828)

Ending balance	$12,416	$36,083	$(36,840)	$(34,981)	$(34,189)	$(27,739)

Amounts recognized in accumulated other comprehensive income (pre-tax):
Net transition obligation					$4,581	$5,516
Prior service cost (credit)	$17,444	$19,608	$1,697	$2,276	(724)	(1,044)
Net loss (gain)	114,457	75,886	9,328	10,434	(786)	(1,603)
Minority interest	(10,776)	(7,191)	(70)	(53)	(1,079)	(1,226)

Ending balance	$121,125	$88,303	$10,955	$12,657	$1,992	$1,643

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accumulated benefit obligation of the qualified pension plans was $331.4 million and $321.8 million at August 31, 2008 and 2007, respectively. The accumulated benefit obligation of the non-qualified pension plans was $27.4 million and $22.7 million at August 31, 2008 and 2007, respectively.

For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2008. The rate was assumed to decrease gradually to 5.0% for 2015 and remain at that level thereafter. Components of net periodic benefit costs for the years ended August 31, 2008, 2007 and 2006 are as follows:

	Qualified			Non-Qualified
	Pension Benefits			Pension Benefits			Other Benefits
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(Dollars in thousands)

Components of net periodic benefit cost:
Service cost	$15,387	$14,360	$14,892	$1,246	$1,023	$2,195	$1,175	$957	$1,024
Interest cost	21,266	19,259	17,037	2,190	1,480	1,368	1,814	1,668	1,568
Expected return on assets	(31,274)	(29,171)	(28,362)
Special agreements				467			4,000
Prior service cost (credit) amortization	2,164	867	855	579	494	516	(320)	(319)	(305)
Actuarial loss (gain) amortization	4,887	5,766	7,513	841	77	210	(165)	(231)	17
Transition amount amortization							935	936	936

Net periodic benefit cost	$12,430	$11,081	$11,935	$5,323	$3,074	$4,289	$7,439	$3,011	$3,240

Average assumptions:
Discount rate	6.25%	6.25%	6.05%	6.25%	6.25%	6.05%	6.25%	6.25%	6.05%
Expected return on plan assets	8.75%	8.75%	8.80%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

The estimated amortization in fiscal 2009 from accumulated other comprehensive income into net periodic benefit cost is as follows:

	Qualified	Non-Qualified	Other
	Pension Benefits	Pension Benefits	Benefits
	(Dollars in thousands)

Amortization of transition obligation			$936
Amortization of prior service cost (benefit)	$2,115	$546	(197)
Amortization of net actuarial loss (gain)	4,980	646	(166)
Minority interest	(618)	(3)	(82)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Dollars in thousands)

Effect on total of service and interest cost components	$260	$(250)
Effect on postretirement benefit obligation	2,200	(2,000)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company provides defined life insurance and health care benefits for certain retired employees and Board of Directors’ participants. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were $12.2 million, $10.7 million and $9.7 million, for the years ended August 31, 2008, 2007 and 2006, respectively.

The Company contributed $25.3 million to qualified pension plans in fiscal 2008. Based on the fully funded status of the qualified pension plans as of August 31, 2008, the Company does not expect to contribute to these plans in fiscal 2009. The Company expects to pay $3.8 million to participants of the non-qualified pension and postretirement benefit plans during fiscal 2009.

The Company’s retiree benefit payments which reflect expected future service are anticipated to be paid as follows:

	Qualified	Non-Qualified	Other Benefits
	Pension Benefits	Pension Benefits	Gross	Medicare D
	(Dollars in thousands)

2009	$24,332	$1,397	$2,412	$200
2010	26,290	1,975	2,632	200
2011	27,412	9,483	2,845	200
2012	29,886	1,476	3,040	200
2013	32,332	5,235	3,192	200
2014-2018	191,460	15,682	16,673	1,000

The Company has trusts that hold the assets for the defined benefit plans. The Company and NCRA have qualified plan committees that set investment guidelines with the assistance of external consultants. Investment objectives for the Company’s plan assets are to:

•	optimize the long-term returns on plan assets at an acceptable level of risk, and

•	maintain broad diversification across asset classes and among investment managers, and focus on long-term return objectives.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption. The Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption, when deemed necessary, based upon revised expectations of future investment performance of the overall investment markets.

The discount rate reflects the rate at which the associated benefits could be effectively settled as of the measurement date. In estimating this rate, the Company looks at rates of return on fixed-income investments of similar duration to the liabilities in the plans that receive high, investment grade ratings by recognized ratings agencies.

The investment portfolio contains a diversified portfolio of investment categories, including domestic and international equities, fixed income securities and real estate. Securities are also diversified in terms of domestic and international securities, short and long-term securities, growth and value equities, large and small cap stocks, as well as active and passive management styles.

The committees believe that with prudent risk tolerance and asset diversification, the plans should be able to meet pension obligations in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s pension plans’ average asset allocations by asset categories are as follows:

	2008	2007

Cash	6.3%	2.7%
Debt	29.6	29.7
Equities	57.8	62.0
Real estate	4.7	3.9
Other	1.6	1.7

Total	100.0%	100.0%

Effective August 31, 2007, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This statement requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the balance sheet and to recognize changes in that funded status in comprehensive income in the year in which the changes occur.

The adoption of SFAS No. 158 on August 31, 2007, resulted in incremental adjustments to the following individual line items in the Consolidated Balance Sheets:

	Pre-SFAS No. 158	SFAS No. 158
	With AML	Adoption	Post SFAS
	Adjustments	Adjustments	No. 158
	(Dollars in thousands)

Prepaid pension	$131,322	$(95,239)	$36,083
Accrued pension liability	(47,663)	(15,057)	(62,720)
Intangible asset	291	(291)
Deferred tax asset	189	39,699	39,888
Minority interest		8,469	8,469
Accumulated other comprehensive income, net of tax	296	62,419	62,715
Accumulated other comprehensive income, pre-tax	485	102,118	102,603

Note 13	Segment Reporting

The Company aligned its business segments based on an assessment of how its businesses operate and the products and services it sells. As a result of this assessment, the Company has three chief operating officers to lead its three business segments: Energy, Ag Business and Processing.

The Energy segment derives its revenues through refining, wholesaling, marketing and retailing of petroleum products. The Ag Business segment derives its revenues through the sale of wholesale crop nutrients, the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in the Company’s agronomy joint ventures, grain export joint ventures and other investments. The Processing segment derives its revenues from the sales of soybean meal, soybean refined oil and soy-based food products, and records equity income from two wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and an ethanol manufacturing company. The Company includes other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include the Company’s insurance, hedging and other service activities related to crop production.

Reconciling Amounts represent the elimination of revenues between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company assigns certain corporate general and administrative expenses to its business segments based on use of such services and allocates other services based on factors or considerations relevant to the costs incurred.

Expenses that are incurred at the corporate level for the purpose of the general operation of the Company are allocated to the segments based upon factors which management considers non-symmetrical. Due to efficiencies in scale, cost allocations and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

Segment information for the years ended August 31, 2008, 2007 and 2006 is as follows:

				Corporate	Reconciling
	Energy	Ag Business	Processing	and Other	Amounts	Total
	(Dollars in thousands)

For the year ended August 31, 2008:
Revenues	$11,499,814	$19,696,907	$1,299,209	$31,363	$(359,832)	$32,167,461
Cost of goods sold	11,027,459	19,088,079	1,240,944	(2,751)	(359,832)	30,993,899

Gross profit	472,355	608,828	58,265	34,114	—	1,173,562
Marketing, general and administrative	111,121	160,364	26,089	32,391		329,965

Operating earnings	361,234	448,464	32,176	1,723	—	843,597
(Gain) loss on investments	(35)	(100,830)	72,602	(930)		(29,193)
Interest, net	(5,227)	63,665	21,995	(3,973)		76,460
Equity income from investments	(5,054)	(83,053)	(56,615)	(5,691)		(150,413)
Minority interests	71,805	355				72,160

Income (loss) from continuing operations before income taxes	$299,745	$568,327	$(5,806)	$12,317	$—	$874,583

Intersegment revenues	$(322,522)	$(36,972)	$(338)		$359,832	$—

Goodwill	$3,654	$150				$3,804

Capital expenditures	$251,401	$56,704	$5,994	$4,460		$318,559

Depreciation and amortization	$107,949	$50,933	$15,902	$6,479		$181,263

Total identifiable assets at August 31, 2008	$3,216,852	$4,172,950	$748,989	$633,187		$8,771,978

For the year ended August 31, 2007:
Revenues	$8,105,067	$8,575,389	$754,743	$28,465	$(247,672)	$17,215,992
Cost of goods sold	7,264,180	8,388,476	726,510	(2,261)	(247,672)	16,129,233

Gross profit	840,887	186,913	28,233	30,726	—	1,086,759
Marketing, general and administrative	94,939	97,299	23,545	29,574		245,357

Operating earnings	745,948	89,614	4,688	1,152	—	841,402
Gain on investments		(5,348)	(15,268)			(20,616)
Interest, net	(6,106)	28,550	14,783	(6,129)		31,098
Equity income from investments	(4,468)	(51,830)	(48,446)	(4,941)		(109,685)
Minority interests	143,230	(16)				143,214

Income from continuing operations before income taxes	$613,292	$118,258	$53,619	$12,222	$—	$797,391

Intersegment revenues	$(228,930)	$(18,372)	$(370)		$247,672	$—

Goodwill	$3,654	$150				$3,804

Capital expenditures	$313,246	$44,020	$12,092	$3,942		$373,300

Depreciation and amortization	$86,558	$33,567	$15,116	$5,355		$140,596

Total identifiable assets at August 31, 2007	$2,797,831	$2,846,950	$681,118	$428,474		$6,754,373

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Corporate	Reconciling
	Energy	Ag Business	Processing	and Other	Amounts	Total
	(Dollars in thousands)

For the year ended August 31, 2006:
Revenues	$7,414,361	$6,575,165	$614,471	$31,415	$(251,577)	$14,383,835
Cost of goods sold	6,804,454	6,401,527	588,732	(2,851)	(251,577)	13,540,285

Gross profit	609,907	173,638	25,739	34,266	—	843,550
Marketing, general and administrative	82,867	99,777	21,645	26,949		231,238

Operating earnings	527,040	73,861	4,094	7,317	—	612,312
Interest, net	6,534	23,559	11,096	116		41,305
Equity income from investments	(3,840)	(40,902)	(35,504)	(3,942)		(84,188)
Minority interests	91,588	(509)				91,079

Income from continuing operations before income taxes	$432,758	$91,713	$28,502	$11,143	$—	$564,116

Intersegment revenues	$(242,430)	$(8,779)	$(368)		$251,577	$—

Capital expenditures	$175,231	$44,542	$13,313	$1,906		$234,992

Depreciation and amortization	$75,581	$31,471	$14,049	$5,676		$126,777

Note 14	Commitments and Contingencies

Environmental

The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the probable future costs of remediation of identified issues, which are included in cost of goods sold and marketing, general and administrative expenses in the Consolidated Statements of Operations. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

The Company has completed certain refinery upgrades and enhancements in order to comply with existing environmental regulations, and has incurred capital expenditures from fiscal 2003 through 2006 totaling $88.1 million for the Company’s Laurel, Montana refinery and $328.7 million for NCRA’s McPherson, Kansas refinery.

The EPA has passed a regulation that requires the reduction of the benzene level in gasoline to be less than 0.62% volume by January 1, 2011. As a result of this regulation, the Company’s refineries will incur capital expenditures to reduce the current gasoline benzene levels to the regulated levels. The Company anticipates the combined capital expenditures for the Laurel and NCRA refineries to be approximately $130 million, for which $73 million is included in budgeted capital expenditures for fiscal 2009.

Other Litigation and Claims

The Company is involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of the Company’s business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Grain Storage

As of August 31, 2008 and 2007, the Company stored grain for third parties totaling $357.4 million and $184.1 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company’s inventories.

Guarantees

The Company is a guarantor for lines of credit for related companies. The Company’s bank covenants allow maximum guarantees of $500.0 million, of which $41.7 million was outstanding on August 31, 2008. All outstanding loans with respective creditors are current as of August 31, 2008.

Cofina Financial, in which the Company had a 49% ownership interest through August 31, 2008, makes seasonal and term loans to cooperatives and individual agricultural producers. The Company may, at its own discretion, choose to guarantee certain loans made by Cofina Financial. In addition, the Company also guarantees certain debt and obligations under contracts for its subsidiaries and members.

The Company’s obligations pursuant to its guarantees as of August 31, 2008 are as follows:

	Guarantee/	Exposure on
	Maximum	August 31,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure	2008	Guarantee	Expiration Date	Event	Provisions	as Collateral
	(Dollars in thousands)
Mountain Country, LLC	$150	$30	Obligations by Mountain Country under credit agreement	None stated, but may be terminated upon 90 days prior notice in regard to future obligations	Credit agreement default	Subrogation against Mountain Country	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Morgan County Investors, LLC	$394	394	Obligations by Morgan County Investors under credit agreement	When obligations are paid in full, scheduled for year 2018	Credit agreement default	Subrogation against Morgan County Investors	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Horizon Milling, LLC	$5,000		Indemnification and reimbursement of 24% of damages related to Horizon Milling’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Nonperformance under flour sales agreement	Subrogation against Horizon Milling	None
TEMCO, LLC	$35,000		Obligations by TEMCO under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO	None
TEMCO, LLC	$1,000	1,000	Obligations by TEMCO under counterparty agreement	None stated, but may be terminated upon 5 days prior notice in regard to future obligations	Nonpayment	Subrogation against TEMCO	None
Third parties	*	1,000	Surety for, or indemnification of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1 in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Guarantee/	Exposure on
	Maximum	August 31,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure	2008	Guarantee	Expiration Date	Event	Provisions	as Collateral
	(Dollars in thousands)
Cofina Financial, LLC	$17,502	14,861	Loans to our customers that are originated by Cofina Financial and then sold to ProPartners, which is an affiliate of CoBank	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Cofina Financial, LLC	$18,200	18,200	Loans made by Cofina Financial to our customers	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Agriliance LLC	$5,674	5,674	Outstanding letter of credit from CoBank to Agriliance	None stated	Default under letter of credit reimbursement agreement	Subrogation against borrower	None
Agriliance LLC	$500	500	Vehicle operating lease obligations of Agriliance	None stated, but may be terminated upon 90 days prior notice in regard to future obligations	Lease agreement default	Subrogation against Agriliance	None
Ag Business segment subsidiaries	$5,295		Contribution obligations as a participating employer in the Co-op Retirement Plan	None stated	Nonpayment	None	None

		$41,659

*	The maximum exposure on any given date is equal to the actual guarantees extended as of that date, not to exceed $1.0 million.

Lease Commitments

The Company is committed under operating lease agreements for approximately 2,500 rail cars with remaining terms of one to ten years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the lease terms.

Total rental expense for all operating leases, net of rail car mileage credits received from railroad and sublease income, was $58.3 million, $44.3 million and $38.5 million for the years ended August 31, 2008, 2007 and 2006, respectively. Mileage credits and sublease income totaled $3.8 million, $3.9 million and $3.2 million for the years ended August 31, 2008, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Minimum future lease payments, required under noncancellable operating leases as of August 31, 2008 are as follows:

	Rail		Equipment
	Cars	Vehicles	and Other	Total
	(Dollars in thousands)

2009	$11,473	$20,581	$7,598	$39,652
2010	10,875	16,701	6,686	34,262
2011	9,373	9,646	6,295	25,314
2012	6,412	6,687	5,712	18,811
2013	4,276	3,145	3,835	11,256
Thereafter	10,685	559	11,789	23,033

Total minimum future lease payments	$53,094	$57,319	$41,915	$152,328

Note 15	Supplemental Cash Flow and Other Information

Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	(Dollars in thousands)

Net cash paid (received) during the period for:
Interest	$79,590	$52,323	$54,228
Income taxes	11,226	(20,274)	(23,724)
Other significant noncash investing and financing transactions:
Capital equity certificates exchanged for preferred stock	46,364	35,899	23,824
Capital equity certificates issued in exchange for Ag Business properties	4,680	10,132	11,064
Accrual of dividends and equities payable	(325,039)	(374,294)	(249,774)

Note 16	Related Party Transactions

Related party transactions with equity investees as of August 31, 2008 and 2007 and for the years then ended are as follows:

	2008	2007
	(Dollars in thousands)

Sales	$3,451,365	$1,639,689
Purchases	1,248,436	1,176,462
Receivables	105,038	50,733
Payables	90,742	111,195

For fiscal 2008, the related party transactions were primarily with TEMCO, LLC (TEMCO), Horizon Milling, LLC, United Harvest, LLC (United Harvest), Ventura Foods and Cofina Financial. For fiscal 2007, the related party transactions were primarily with TEMCO, Horizon Milling, LLC, United Harvest, Ventura Foods, Agriliance and US BioEnergy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17	Comprehensive Income

The components of comprehensive income, net of taxes, for the years ended August 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	(Dollars in thousands)

Net income	$803,045	$756,723	$505,391

Pension and other postretirement, net of tax (benefit) expense of ($11,272), ($759) and $282 in 2008, 2007 and 2006, respectively	(17,264)	(1,193)	444
Unrealized net (loss) gain on available for sale investments, net of tax (benefit) expense of ($40,979), $41,722 and $1,138 in 2008, 2007 and 2006, respectively	(64,366)	65,533	1,787
Interest rate hedges, net of tax expense (benefit) of $297, ($65) and $826 in 2008, 2007 and 2006, respectively	465	(102)	1,298
Energy derivative instruments qualified for hedge accounting, net of tax (benefit) expense of ($1,787) and $1,787 in 2007 and 2006, respectively		(2,806)	2,806
Foreign currency translation adjustment, net of tax expense of $56, $588 and $1,142 in 2008, 2007 and 2006, respectively	87	921	1,796

Other comprehensive (loss) income	(81,078)	62,353	8,131

Total comprehensive income	$721,967	$819,076	$513,522

The components of accumulated other comprehensive income, net of taxes, as of August 31, 2008 and 2007 are as follows:

	2008	2007
	(Dollars in thousands)

Pension and other postretirement, net of tax benefit of $52,153 and $40,881 in 2008 and 2007, respectively	$(81,540)	$(64,276)
Unrealized net gain on available for sale investments, net of tax expense of $7,368 and $48,347 in 2008 and 2007, respectively	11,573	75,939
Interest rate hedges, net of tax benefit of $1,101 and $1,397 in 2008 and 2007, respectively	(1,729)	(2,194)
Foreign currency translation adjustment, net of tax expense of $2,327 and $2,271 in 2008 and 2007, respectively	3,654	3,567

Accumulated other comprehensive (loss) income	$(68,042)	$13,036

CHS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30,	August 31,	November 30,
	2008	2008	2007
	(Dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$783,408	$136,540	$186,754
Receivables	1,913,157	2,307,794	1,966,793
Inventories	2,054,106	2,368,024	2,235,967
Derivative assets	381,696	369,503	466,830
Other current assets	762,238	667,338	697,893

Total current assets	5,894,605	5,849,199	5,554,237
Investments	721,499	784,516	806,610
Property, plant and equipment	1,970,357	1,948,305	1,836,372
Other assets	251,264	189,958	241,540

Total assets	$8,837,725	$8,771,978	$8,438,759

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$356,877	$106,154	$443,413
Current portion of long-term debt	105,905	118,636	96,123
Customer credit balances	303,904	224,349	123,699
Customer advance payments	562,089	644,822	697,357
Checks and drafts outstanding	107,974	204,896	170,038
Accounts payable	1,512,427	1,838,214	1,785,143
Derivative liabilities	501,436	273,591	235,743
Accrued expenses	291,908	374,898	248,579
Dividends and equities payable	374,220	325,039	488,727

Total current liabilities	4,116,740	4,110,599	4,288,822
Long-term debt	1,062,472	1,076,219	975,391
Other liabilities	414,637	423,742	381,438
Minority interests in subsidiaries	225,962	205,732	190,936
Commitments and contingencies Equities	3,017,914	2,955,686	2,602,172

Total liabilities and equities	$8,837,725	$8,771,978	$8,438,759

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended
	November 30,
	2008	2007
	(Dollars in thousands)

Revenues	$7,733,919	$6,525,386
Cost of goods sold	7,413,412	6,210,749

Gross profit	320,507	314,637
Marketing, general and administrative	87,741	66,459

Operating earnings	232,766	248,178
Loss (gain) on investments	54,976	(94,948)
Interest, net	20,175	13,537
Equity income from investments	(20,723)	(31,190)
Minority interests	22,182	22,979

Income before income taxes	156,156	337,800
Income taxes	18,905	36,900

Net income	$137,251	$300,900

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended
	November 30,
	2008	2007
	(Dollars in thousands)

Cash flows from operating activities:
Net income	$137,251	$300,900
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,671	40,517
Amortization of deferred major repair costs	7,494	6,664
Income from equity investments	(20,723)	(31,190)
Distributions from equity investments	39,410	12,332
Minority interests	22,182	22,979
Noncash patronage dividends received	(393)	(445)
Gain on sale of property, plant and equipment	(771)	(899)
Loss (gain) on investments	54,976	(94,948)
Deferred taxes	672	36,900
Other, net	(8,577)	(244)
Changes in operating assets and liabilities:
Receivables	675,390	(545,482)
Inventories	320,808	(394,715)
Derivative assets	(12,193)	(219,748)
Other current assets and other assets	(83,912)	(184,091)
Customer credit balances	79,555	12,881
Customer advance payments	(82,733)	329,580
Accounts payable and accrued expenses	(410,680)	658,319
Derivative liabilities	227,845	58,535
Other liabilities	4,013	6,662

Net cash provided by operating activities	997,285	14,507

Cash flows from investing activities:
Acquisition of property, plant and equipment	(61,671)	(108,698)
Proceeds from disposition of property, plant and equipment	941	2,653
Expenditures for major repairs	(1)	(21,662)
Investments	(89,889)	(267,317)
Investments redeemed	2,163	66
Proceeds from sale of investments	16,109	114,198
Joint venture distribution transaction, net		(13,024)
Changes in notes receivable	96,296	(18,912)
Acquisition of intangibles	(1,320)	(850)
Business acquisitions, net of cash received	(40,199)	(3,871)
Other investing activities, net	506	432

Net cash used in investing activities	(77,065)	(316,985)

Cash flows from financing activities:
Changes in notes payable	(137,346)	(229,120)
Long-term debt borrowings		400,000
Principal payments on long-term debt	(22,078)	(18,675)
Payments for bank fees on debt		(1,794)
Changes in checks and drafts outstanding	(97,621)	26,906
Distributions to minority owners	(9,565)	(38,409)
Preferred stock dividends paid	(4,524)	(3,620)
Retirements of equities	(2,218)	(3,768)

Net cash (used in) provided by financing activities	(273,352)	131,520

Net increase (decrease) in cash and cash equivalents	646,868	(170,958)
Cash and cash equivalents at beginning of period	136,540	357,712

Cash and cash equivalents at end of period	$783,408	$186,754

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in thousands)

Note 1.	Accounting Policies

The unaudited consolidated balance sheets as of November 30, 2008 and 2007, the statements of operations for the three months ended November 30, 2008 and 2007, and the statements of cash flows for the three months ended November 30, 2008 and 2007, reflect in the opinion of our management, all normal recurring adjustments necessary for a fair statement of the financial position and results of operations and cash flows for the interim periods presented. The results of operations and cash flows for interim periods are not necessarily indicative of results for a full fiscal year because of, among other things, the seasonal nature of our businesses. Our Consolidated Balance Sheet data as of August 31, 2008 has been derived from our audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The consolidated financial statements include our accounts and the accounts of all of our wholly-owned and majority-owned subsidiaries and limited liability companies. The effects of all significant intercompany accounts and transactions have been eliminated.

These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended August 31, 2008, included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

Commodity Price Risk

We are exposed to price fluctuations on energy, fertilizer, grain and oilseed transactions due to fluctuations in the market value of inventories and fixed or partially fixed purchase and sales contracts. Our use of derivative instruments reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while, somewhat limiting the benefits of short-term price movements. However, fluctuations in inventory valuations may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas, and in part, to our assessment of our exposure from expected price fluctuations.

When available, we generally enter into opposite and offsetting positions using futures contracts or options to the extent practical, in order to arrive at a net commodity position within the formal position limits we have established and deemed prudent for each commodity. These contracts are purchased and sold through regulated commodity exchanges. The contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes. These contracts are recorded on our Consolidated Balance Sheets at fair values based on quotes listed on regulated commodity exchanges. Unrealized gains and losses on these contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

We also manage our risks by entering into fixed-price purchase and sales contracts with pre-approved producers and by establishing appropriate limits for individual suppliers. Fixed-price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. We are also exposed to loss in the event of nonperformance by the counterparties to the contracts and, therefore, contract values are reviewed and adjusted to reflect potential nonperformance. Risk of nonperformance by counterparties includes the inability to perform because of counterparty’s financial condition and also the risk that the counterparty will refuse to perform a contract during periods of price fluctuations where contract prices are significantly different than the current market prices. During the three months ended November 30, 2008, the market prices of our input products have significantly decreased, thereby increasing the risk of nonperformance by counterparties. These contracts are recorded on our Consolidated Balance Sheets at fair values based on the market prices of the underlying products listed on regulated commodity exchanges, except for certain fixed-price contracts related to propane in our Energy segment. The propane contracts within our Energy segment meet the normal

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

purchase and sales exemption, and thus are not required to be marked to fair value. Unrealized gains and losses on fixed-price contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

Goodwill and Other Intangible Assets

Goodwill was $10.7 million, $3.8 million and $3.8 million on November 30, 2008, August 31, 2008 and November 30, 2007, respectively, and is included in other assets in our Consolidated Balance Sheets. Through August 31, 2008, we had a 49% ownership interest in Cofina Financial, LLC (Cofina Financial) included in Corporate and Other. On September 1, 2008, we purchased the remaining 51% ownership interest in Cofina Financial, which resulted in $6.9 million of goodwill from the purchase price allocation.

Intangible assets subject to amortization primarily include trademarks, customer lists, supply contracts and agreements not to compete, and are amortized over the number of years that approximate their respective useful lives (ranging from 2 to 15 years). Excluding goodwill, the gross carrying amount of our intangible assets was $71.5 million with total accumulated amortization of $23.2 million as of November 30, 2008. Intangible assets of $1.3 million and $11.9 million (includes $7.2 million related to our crop nutrients business transaction) were acquired during the three months ended November 30, 2008 and 2007, respectively. Total amortization expense for intangible assets during the three-month periods ended November 30, 2008 and 2007, was $2.4 million and $2.7 million, respectively. The estimated annual amortization expense related to intangible assets subject to amortization for the next five years will approximate $10.9 million annually for the first year, $7.3 million for the next three years and $2.8 million for the following year.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141R, “Business Combinations.” SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree, as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS No. 141R is not permitted. The impact on our consolidated financial statements of adopting SFAS No. 141R will depend on the nature, terms and size of business combinations completed after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, noncontrolling interests will be classified as equity in our Consolidated Balance Sheets. Income and comprehensive income attributed to the noncontrolling interest will be included in our Consolidated Statements of Operations and our Consolidated Statements of Equities and Comprehensive Income. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of this standard must be applied retrospectively upon adoption. The adoption of SFAS No. 160 will effect the presentation of these items in our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133.” SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008,

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

with early adoption permitted. As SFAS No. 161 is only disclosure related, it will not have an impact on our financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position (FSP) SFAS No. 140-4 and FASB Interpretation (FIN) 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends SFAS No. 140 and FIN 46(R) to require public companies to disclose additional information regarding transfers of financial assets and interests in variable interest entities. It is effective for all reporting periods that end after December 15, 2008. As FSP SFAS No. 140-4 and FIN 46(R)-8 is only disclosure-related, it will not have an impact on our financial position or results of operations.

Reclassifications

Certain reclassifications have been made to prior period’s amounts to conform to current period classifications. These reclassifications had no effect on previously reported net income, equities or total cash flows.

Note 2.	Receivables

	November 30,	August 31,	November 30,
	2008	2008	2007

Trade accounts receivable	$1,502,549	$2,181,132	$1,912,160
Cofina Financial notes receivable	405,067
Other	87,802	200,313	118,636

	1,995,418	2,381,445	2,030,796
Less allowances and reserves	82,261	73,651	64,003

	$1,913,157	$2,307,794	$1,966,793

Cofina Financial makes primarily seasonal loans to member cooperatives and businesses and to individual producers of agricultural products.

Note 3.	Inventories

	November 30,	August 31,	November 30,
	2008	2008	2007

Grain and oilseed	$798,312	$918,514	$1,301,441
Energy	504,123	596,487	481,960
Crop nutrients	346,699	399,986	192,775
Feed and farm supplies	359,946	371,670	215,570
Processed grain and oilseed	37,707	74,537	39,932
Other	7,319	6,830	4,289

	$2,054,106	$2,368,024	$2,235,967

The market prices for crop nutrients products fell significantly during our first quarter of fiscal 2009, and due to a wet fall season, we had a higher quantity of inventory on hand at the end of our first quarter than is typical at that time of year. In order to reflect our crop nutrients inventories at net realizable values on November 30, 2008, we recorded $84.1 million of lower-of-cost or market adjustments in our Ag Business segment related to our crop nutrients and feed and farm supplies inventories, based on committed sales and current market values.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

As of November 30, 2008, we valued approximately 10% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (10% as of November 30, 2007). If the FIFO method of accounting had been used, inventories would have been higher than the reported amount by $230.8 million and $507.1 million at November 30, 2008 and 2007, respectively.

Note 4.	Investments

Cofina Financial, a joint venture company formed in 2005, makes seasonal and term loans to member cooperatives and businesses and to individual producers of agricultural products. Through August 31, 2008, we held a 49% ownership interest in Cofina Financial and accounted for our investment using the equity method of accounting. On September 1, 2008, we purchased the remaining 51% ownership interest for $53.3 million. The purchase price included net cash of $48.5 million and the assumption of certain liabilities of $4.8 million.

Through March 31, 2008, we were recognizing our share of the earnings of US BioEnergy Corporation (US BioEnergy), included in our Processing segment, using the equity method of accounting. Effective April 1, 2008, US BioEnergy and VeraSun Energy Corporation (VeraSun) completed a merger, and our ownership interest in the combined entity was reduced to approximately 8%, compared to an approximately 20% interest in US BioEnergy prior to the merger. As part of the merger transaction, our shares held in US BioEnergy were converted to shares held in the surviving company, VeraSun, at 0.810 per share. As a result of our change in ownership interest, we no longer had significant influence, and therefore account for VeraSun as an available-for-sale investment. Due to the continued decline of the ethanol industry and other considerations, we determined that an impairment of our VeraSun investment was necessary, and as a result, based on VeraSun’s market value of $5.76 per share on August 29, 2008, an impairment charge of $71.7 million ($55.3 million net of taxes) was recorded in net gain on investments during the fourth quarter of our year ended August 31, 2008. Subsequent to August 31, 2008, the market value of VeraSun’s stock price continued to decline, and on October 31, 2008, VeraSun filed for relief under Chapter 11 of the U.S. Bankruptcy Code. Consequently, we have determined an additional impairment is necessary based on VeraSun’s market value of $0.28 per share on November 3, 2008, and have recorded an impairment charge of $70.7 million ($64.4 million net of taxes) during our three months ended November 30, 2008. The impairments did not affect our cash flows and did not have a bearing upon our compliance with any covenants under our credit facilities. During the quarter ended November 30, 2008, we provided a valuation allowance related to the carryforward of certain capital losses of $21.2 million. Coupled with the provision of $11.5 million related to capital losses in the fiscal year ended August 31, 2008, the total valuation allowance related to the carryforward of capital losses at November 30, 2008 is $32.7 million.

We have a 50% interest in Ventura Foods, LLC, (Ventura Foods), a joint venture which produces and distributes primarily vegetable oil-based products, and is included in our Processing segment. We account for Ventura Foods as an equity method investment, and as of November 30, 2008, our carrying value of Ventura Foods exceeded our share of their equity by $15.5 million, of which $2.6 million is being amortized with a remaining life of approximately four years. The remaining basis difference represents equity method goodwill. During the three months ended November 30, 2008, we made a $10.0 million capital contribution to Ventura Foods.

During the three months ended November 30, 2008 and 2007, we invested an additional $76.3 million and $30.3 million, respectively, in Multigrain AG (Multigrain), included in our Ag Business segment. The investment during the current fiscal year was for Multigrain’s increased capital needs resulting from expansion of their operations. Our current ownership interest in Multigrain is 39.35%.

During the three months ended November 30, 2008 and 2007, we sold our available-for-sale investments of common stock in the New York Mercantile Exchange (NYMEX Holdings) and CF Industries Holdings, Inc., respectively, for proceeds of $16.1 million and $108.3 million, respectively, and recorded pretax gains of $15.7 million and $91.7 million, respectively.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

In March 2008, we learned that Agriliance would restate its financial statements because of what they considered to be a misapplication of Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor” (EITF 02-16). We have determined that the effects of Agriliance’s restatement on our consolidated financial statements for fiscal 2007 were not material.

The following provides summarized unaudited financial information as reported, excluding restatements, for Agriliance balance sheets as of November 30, 2008, August 31, 2008 and November 30, 2007, and statements of operations for the three-month periods as indicated below:

	For the Three Months Ended
	November 30,
	2008	2007

Net sales	$96,378	$210,590
Gross profit	14,300	33,874
Net loss	(11,742)	(23,516)

	November 30,	August 31,	November 30,
	2008	2008	2007

Current assets	$429,042	$456,385	$732,209
Non-current assets	41,987	40,946	66,850
Current liabilities	100,425	119,780	392,483
Non-current liabilities	12,146	12,421	35,698

Note 5.	Notes Payable

	November 30,	August 31,	November 30,
	2008	2008	2007

Notes payable	$6,459	$106,154	$443,413
Cofina Financial notes payable	350,418

	$356,877	$106,154	$443,413

Cofina Funding, LLC (Cofina Funding), a wholly-owned subsidiary of Cofina Financial, has available credit totaling $403.0 million as of November 30, 2008, under note purchase agreements with various purchasers, through the issuance of notes payable with maturity dates of less than one year. Cofina Financial sells eligible commercial loans receivable it has originated to Cofina Funding, which are then pledged as collateral under the note purchase agreements. The notes payable issued by Cofina Funding bear interest at variable rates priced and determined using commercial paper rates, with a weighted average interest rate of 3.367% on November 30, 2008. Borrowings by Cofina Funding under the note purchase agreements totaled $256.8 million as of November 30, 2008, of which $119.8 million is shown net of the loans receivable on our Consolidated Balance Sheet, as the transfer of those loans receivable were accounted for as sales when they were surrendered in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

Cofina Financial also sells loan commitments it has originated to ProPartners Financial (ProPartners) on a recourse basis. The total capacity for commitments under the ProPartners program is $120.0 million. The total outstanding commitments under the program totaled $81.7 million as of November 30, 2008, of which $56.6 million was borrowed under these commitments with interest rates ranging from 2.15% to 2.85%.

Cofina Financial also borrows funds under short-term notes issued as part of a surplus funds program. Borrowings under this program are unsecured and bear interest at variable rates (ranging from 2.00% to 2.50%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

on November 30, 2008) and are due upon demand. Borrowings under these notes totaled $156.8 million on November 30, 2008.

Note 6.	Interest, net

	For the
	Three Months Ended
	November 30,
	2008	2007

Interest expense	$21,466	$18,371
Interest income	1,291	4,834

Interest, net	$20,175	$13,537

Note 7.	Equities

Changes in equity for the three-month periods ended November 30, 2008 and 2007 are as follows:

	Fiscal 2009	Fiscal 2008

Balances, September 1, 2008 and 2007	$2,955,686	$2,475,455
Net income	137,251	300,900
Other comprehensive loss	(19,029)	(52,460)
Equities retired	(2,218)	(3,768)
Equity retirements accrued	2,218	3,768
Preferred stock dividends	(4,524)	(3,620)
Preferred stock dividends accrued	3,016	2,413
Accrued dividends and equities payable	(54,416)	(120,613)
Other, net	(70)	97

Balances, November 30, 2008 and 2007	$3,017,914	$2,602,172

Note 8.	Comprehensive Income

Total comprehensive income was $118.2 million and $284.4 million for the three months ended November 30, 2008 and 2007, respectively. Total comprehensive income primarily consisted of net income and unrealized net gains or losses on available-for-sale investments and foreign currency translation adjustments. Accumulated other comprehensive loss on November 30, 2008, August 31, 2008 and November 30, 2007 was $87.1 million, $68.0 million and $39.4 million, respectively. On November 30, 2008, accumulated other comprehensive loss primarily consisted of pension liability adjustments, foreign currency translation adjustments and unrealized net gains or losses on available-for-sale investments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 9.	Employee Benefit Plans

Employee benefits information for the three months ended November 30, 2008 and 2007 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2008	2007	2008	2007	2008	2007

Components of net periodic benefit costs for the three months ended November 30:
Service cost	$4,061	$3,773	$296	$308	$278	$261
Interest cost	5,690	5,213	594	545	560	425
Expected return on plan assets	(7,588)	(7,804)
Unrecognized net asset obligation amortization					184	184
Prior service cost amortization	529	541	136	145	(49)	(80)
Actuarial loss (gain) amortization	1,245	1,100	162	206	(42)	(65)
Transition amount amortization					51	51

Net periodic benefit cost	$3,937	$2,823	$1,188	$1,204	$982	$776

Employer Contributions:

Contributions to our pension plans during fiscal 2009, including the National Cooperative Refinery Association (NCRA) plan, will depend primarily on market returns on the pension plan assets and minimum funding level requirements. We currently are in the process of completing our analysis as to the amounts we intend to contribute.

Note 10.	Segment Reporting

We have aligned our business segments based on an assessment of how our businesses operate and the products and services they sell. Our three business segments: Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Our Energy segment produces and provides primarily for the wholesale distribution of petroleum products and transportation of those products. Our Ag Business segment purchases and resells grains and oilseeds originated by our country operations business, by our member cooperatives and by third parties, and also serves as wholesaler and retailer of crop inputs. Our Processing segment converts grains and oilseeds into value-added products. Corporate and Other primarily represents our business solutions operations, which consists of commodities hedging, insurance and financial services related to crop production.

Corporate administrative expenses are allocated to all three business segments, and Corporate and Other, based on direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred.

Many of our business activities are highly seasonal and operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Our business segments are subject to varying seasonal fluctuations. For example, in our Ag Business segment, agronomy and country operations businesses experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Also in our Ag Business segment, our grain marketing operations are subject to fluctuations in volumes and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

usage is highest and is subject to global supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

Our revenues, assets and cash flows can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds, crop nutrients and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events, and general political and economic conditions.

While our revenues and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of our business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. These investments principally include our 50% ownership in each of the following companies: Agriliance LLC (Agriliance), TEMCO, LLC (TEMCO) and United Harvest, LLC (United Harvest), and our 39.35% ownership in Multigrain S.A., included in our Ag Business segment; and our 50% ownership in Ventura Foods, LLC (Ventura Foods) and our 24% ownership in Horizon Milling, LLC (Horizon Milling) and Horizon Milling G.P., included in our Processing segment.

The consolidated financial statements include the accounts of CHS and all of our wholly-owned and majority-owned subsidiaries and limited liability companies, including NCRA in our Energy segment. The effects of all significant intercompany transactions have been eliminated.

Reconciling Amounts represent the elimination of revenues between segments. Such transactions are executed at market prices to more accurately evaluate the profitability of the individual business segments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Segment information for the three months ended November 30, 2008 and 2007 is as follows:

		Ag		Corporate	Reconciling
	Energy	Business	Processing	and Other	Amounts	Total

For the Three Months Ended November 30, 2008
Revenues	$2,550,552	$4,953,722	$310,890	$15,125	$(96,370)	$7,733,919
Cost of goods sold	2,328,652	4,889,570	292,582	(1,022)	(96,370)	7,413,412

Gross profit	221,900	64,152	18,308	16,147	—	320,507
Marketing, general and administrative	27,832	39,563	6,749	13,597		87,741

Operating earnings	194,068	24,589	11,559	2,550	—	232,766
(Gain) loss on investments	(15,748)		70,724			54,976
Interest, net	4,195	13,726	3,757	(1,503)		20,175
Equity income from investments	(1,236)	(8,890)	(10,230)	(367)		(20,723)
Minority interests	22,165	17				22,182

Income (loss) before income taxes	$184,692	$19,736	$(52,692)	$4,420	$—	$156,156

Intersegment revenues	$(84,030)	$(11,781)	$(559)		$96,370	$—

Goodwill	$3,654	$150		$6,898		$10,702

Capital expenditures	$41,742	$16,975	$2,123	$831		$61,671

Depreciation and amortization	$29,474	$12,162	$4,139	$1,896		$47,671

Total identifiable assets at November 30, 2008	$2,987,219	$4,035,230	$617,678	$1,197,598		$8,837,725

For the Three Months Ended November 30, 2007
Revenues	$2,521,688	$3,835,251	$243,296	$7,626	$(82,475)	$6,525,386
Cost of goods sold	2,374,735	3,686,458	233,117	(1,086)	(82,475)	6,210,749

Gross profit	146,953	148,793	10,179	8,712	—	314,637
Marketing, general and administrative	22,566	30,688	5,497	7,708		66,459

Operating earnings	124,387	118,105	4,682	1,004	—	248,178
(Gain) loss on investments	(17)	(94,545)	611	(997)		(94,948)
Interest, net	(5,846)	15,128	5,024	(769)		13,537
Equity income from investments	(1,163)	(7,193)	(21,138)	(1,696)		(31,190)
Minority interests	22,921	58				22,979

Income before income taxes	$108,492	$204,657	$20,185	$4,466	$—	$337,800

Intersegment revenues	$(77,964)	$(4,421)	$(90)		$82,475	$—

Goodwill	$3,654	$150				$3,804

Capital expenditures	$90,748	$16,040	$1,279	$631		$108,698

Depreciation and amortization	$23,745	$11,513	$3,808	$1,451		$40,517

Total identifiable assets at November 30, 2007	$2,732,125	$4,322,309	$741,777	$642,548		$8,438,759

Note 11.	Fair Value Measurements

Effective September 1, 2008, we partially adopted SFAS No. 157, “Fair Value Measurements” as it relates to financial assets and liabilities. FSP No. 157-2, “Effective Date of SFAS No. 157” delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities that are not remeasured at fair value on a recurring basis until fiscal years beginning after November 15, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS No. 157 also eliminates the deferral of gains and losses at inception associated with certain derivative contracts whose fair

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

value was not evidenced by observable market data and requires the impact of this change in accounting for derivative contracts be recorded as a cumulative effect adjustment to the opening balance of retained earnings in the year of adoption. We did not have any deferred gains or losses at the inception of derivative contracts, and therefore no cumulative adjustment to the opening balance of retained earnings was made upon adoption.

SFAS No. 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in our principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We determine the fair market values of our readily marketable inventories, derivative contracts and certain other assets, based on the fair value hierarchy established in SFAS No. 157, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The standard describes three levels within its hierarchy that may be used to measure fair value which are:

Level 1:  Values are based on unadjusted quoted prices in active markets for identical assets or liabilities. These assets and liabilities include our exchange-traded derivative contracts, Rabbi Trust investments and available-for-sale investments.

Level 2:  Values are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These assets and liabilities include our readily marketable inventories, interest rate swap, forward commodity and freight purchase and sales contracts, flat price or basis fixed derivative contracts and other over-the-counter (OTC) derivatives whose value is determined with inputs that are based on exchange traded prices, adjusted for location specific inputs that are primarily observable in the market or can be derived principally from, or corroborated by, observable market data.

Level 3:  Values are generated from unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities. These unobservable inputs would reflect our own estimates of assumptions that market participants would use in pricing related assets or liabilities. Valuation techniques might include the use of pricing models, discounted cash flow models or similar techniques. These assets include certain short-term investments at NCRA.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

The following table presents assets and liabilities, included in our Consolidated Balance Sheet that are recognized at fair value on a recurring basis and, indicates the fair value hierarchy utilized to determine such fair value. As required by SFAS No. 157, assets and liabilities are classified, in their entirety, based on the lowest level of input that is a significant component of the fair value measurement. The lowest level of input is considered Level 3. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

	Fair Value Measurements at November 30, 2008
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Readily marketable inventories		$836,019		$836,019
Commodity, freight and foreign currency derivatives	$1,186	380,510		381,696
Short-term investments			$4,721	4,721
Rabbi Trust assets	41,006			41,006
Available-for-sale investments	4,191			4,191

Total Assets	$46,383	$1,216,529	$4,721	$1,267,633

Liabilities:
Commodity, freight and foreign currency derivatives	$64,676	$436,612		$501,288
Interest rate swap derivative		148		148

Total Liabilities	$64,676	$436,760		$501,436

Readily marketable inventories — Our readily marketable inventories primarily include our grain and oilseed inventories that are stated at net realizable values which approximate market values. These commodities are readily marketable, have quoted market prices and may be sold without significant additional processing. We estimate the fair market values of these inventories included in Level 2 primarily based on exchange-quoted prices, adjusted for differences in local markets. Changes in the fair market values of these inventories are recognized in our Consolidated Statements of Operations as a component of cost of goods sold.

Commodity, freight and foreign currency derivatives — Exchange-traded futures and options contracts are valued based on unadjusted quoted prices in active markets and are classified within Level 1. Our forward commodity purchase and sales contracts, flat price or basis fixed derivative contracts, ocean freight derivative contracts and other OTC derivatives are determined using inputs that are generally based on exchange traded prices and/or recent market bids and offers, adjusted for location specific inputs, and are classified within Level 2. The location specific inputs are generally broker or dealer quotations, or market transactions in either the listed or OTC markets. Changes in the fair values of these contracts are recognized in our Consolidated Statements of Operations as a component of cost of goods sold.

Short-term investments — Our short-term investments represent an enhanced cash fund closed due to credit-market turmoil, classified as Level 3. The investments are valued using an outside service to determine the fair market value based on what like investments are selling for.

Available-for-sale investments — Our available-for-sale investments in common stock of other companies that are valued based on unadjusted quoted prices on active exchanges and are classified within Level 1.

Rabbi Trust assets — Our Rabbi Trust assets are valued based on unadjusted quoted prices on active exchanges and are classified within Level 1.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Interest rate swap derivative — During fiscal 2009, we entered into an interest rate swap classified within Level 2, with a notional amount of $150.0 million, expiring in 2010, to lock in the interest rate for $150.0 million of our $1.3 billion five-year revolving line of credit. The rate is based on the London Interbank Offered Rate (LIBOR) and settles monthly. We have not designated or accounted for the interest rate swap as a hedging instrument for accounting purposes. Changes in fair value are recognized in our Consolidated Statements of Operations as interest expense.

The table below represents a reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3). This consists of our short-term investments that were carried at fair value prior to the adoption of SFAS No. 157 and reflect assumptions a marketplace participant would use at November 30, 2008:

Level 3 Instruments
Short-Term Investments

Balance, September 1, 2008	$7,154
Total losses (realized/unrealized) included in marketing, general and administrative expense	(790)
Purchases, issuances and settlements	(1,643)
Transfer in (out) of Level 3

Balance, November 30, 2008	$4,721

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, provides entities with an option to report financial assets and liabilities and certain other items at fair value, with changes in fair value reported in earnings, and requires additional disclosures related to an entity’s election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 was effective for us on September 1, 2008, and we made no elections to measure any assets or liabilities at fair value, other than those instruments already carried at fair value.

Note 12.	Commitments and Contingencies

Guarantees

We are a guarantor for lines of credit for related companies. As of November 30, 2008, our bank covenants allowed maximum guarantees of $500.0 million, of which $15.5 million was outstanding. All outstanding loans with respective creditors are current as of November 30, 2008.

Our guarantees for certain debt and obligations under contracts for our subsidiaries and members as of November 30, 2008 are as follows:

	Guarantee/	Exposure on
	Maximum	November 30,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure	2008	Guarantee	Expiration Date	Event	Provisions	as Collateral

Mountain Country, LLC	$150	$20	Obligations by Mountain Country, LLC under credit agreement	None stated, but may be terminated upon 90 days prior notice in regard to future obligations	Credit agreement default	Subrogation against Mountain Country, LLC	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Morgan County Investors, LLC	$389	389	Obligations by Morgan County Investors, LLC under credit agreement	When obligations are paid in full, scheduled for year 2018	Credit agreement default	Subrogation against Morgan County Investors, LLC	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	Guarantee/		Exposure on
	Maximum		November 30,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure		2008	Guarantee	Expiration Date	Event	Provisions	as Collateral

Horizon Milling, LLC	$5,000			Indemnification and reimbursement of 24% of damages related to Horizon Milling, LLC’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Nonperformance under flour sales agreement	Subrogation against Horizon Milling, LLC	None
TEMCO, LLC	$35,000		6,500	Obligations by TEMCO under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC	None
TEMCO, LLC	$1,000			Obligations by TEMCO under counterparty agreement	None stated, but may be terminated upon 5 days prior notice in regard to future obligations	Nonpayment	Subrogation against TEMCO, LLC	None
Third parties		*	1,000	Surety for, or indemnificaton of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1 in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Third parties	$296		296	Obligations by individual producers under credit agreements for which CHS guarantees a certain percentage. Obligations are for livestock production facilities where CHS supplies the nutrition products	Various	Credit agreement default by individual producers	Subrogation against borrower	None
Cofina Financial, LLC	$4,000		1,078	Loans made by Cofina to our customers that are participated with other lenders	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Agriliance LLC	$5,674		5,674	Outstanding letter of credit from CoBank to Agriliance LLC	None stated	Default under letter of credit reimbursement agreement	Subrogation against borrower	None
Agriliance LLC	$500		500	Vehicle operating lease obligations of Agriliance LLC	None stated, but may be terminated upon 90 days prior notice in regard to future obligations	Lease agreement default	Subrogation against Agriliance LLC	None
			$15,457

*	The maximum exposure on any give date is equal to the actual guarantees extended as of that date, not to exceed $1.0 million.

1,928,327 Shares

CHS Inc.

8%  Cumulative Redeemable Preferred Stock

PROSPECTUS

January 30, 2009